Exhibit 99.1

CGI Group Inc.

2017 Annual Report

CGI’s 2017 Annual Report is comprised

of two separate volumes:

Volume 1: 2017 Annual Review

&

Volume 2: Fiscal 2017 Results

Volume 1 of the Annual Report

follows this page.

(this page does not part of the Annual Report)

2017
ANNUAL REVIEW
Local experts. Global insights.

Welcome to the 2017 Annual Review
Since our founding in 1976, CGI professionals have worked side-by-side with clients to help maximize the technologies that transform their business. No matter the market dynamics and economic conditions, we have applied innovation, high-quality delivery and sound management practices to help build industry leaders. Driven to help clients succeed, this commitment has led to CGI being one of the largest IT and business consulting services firms in the world.
We are pleased to present our partnerships with clients, the commitment of our members, our performance for shareholders, and our engagement with communities in this 2017 edition of our Annual Review.

CGI by the numbers

Building on more than four decades of sustained growth

CGI is one of the few firms with the scale, reach and capabilities to meet clients' digital transformation needs. We provide innovative, end-to-end IT and business consulting services from a mix of client-proximity locations and domestic and global delivery centers across hundreds of locations around the world.

71,000 professionals

Industry segments covering a majority of IT spend worldwide

Global footprint representing 81% of IT spend worldwide

150+ IP-based solutions

Fiscal 2017 highlights

Financial strength is one of our core values. It enables us to deliver on our promises to our stakeholders: to continue serving as a partner and expert of choice for our clients; to provide a place in which our professionals can build a career; and to be an investment of choice for our shareholders.

Revenue	Bookings	Net earnings	EPS (diluted)	Cash flow from operations
$10.8B	$11.3B	$1.0B	$3.41	$1.4B

Since our initial public offering (IPO) in 1986, CGI stock has returned an average of 18% per year.



720
$40M
$0.27*
1987
4,000
$232M
$4.78*
1997
26,000
$3.7B
$11.39*
2007
71,000
$10.8B
$64.70*
2017

*Adjusted for stock splits

5,000 clients globally One of the largest using our IT and business end-to-end consulting services services firms in the world
Global delivery capabilities onshore, nearshore and offshore
Investments to benefit all stakeholders
CGI focuses on targeted investments to strengthen our market position as a global, end-to-end IT and business consulting services leader, and to fuel the growth required to meet the expectations of each of our three stakeholders.
$315M invested in operations
• Evolution of CGI’s IP portfolio into a SaaS model
• Consolidation and retirement of assets and leveraging cloud-based technologies
• Innovation fund for new contract investments
$307M invested in metro market-focused acquisitions
• Collaborative Consulting, Boston
• CTS, Birmingham
• ECS Team, Denver
• Summa Technologies, Pittsburgh
Share repurchase
Investing capital back into the business to maximize shareholder return
• Total Class A shares repurchased: 19,929,268
• Average share price: $62.55
• Total investment: $1.2B
All figures in Canadian dollars

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2017 ANNUAL REVIEW
CONTENTS
2 Inspired by a Dream. Built to grow and last.
Serge Godin, Founder and Executive Chairman of the Board George D. Schindler, President and Chief Executive Officer Julie Godin, Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer
6 CGI Constitution and Management Foundation
Our commitment
10 We listen.
16 We innovate and lead.
34 We deliver.
About CGI
40 Leadership team
42 Global footprint
44 Our communities

2

Serge Godin George D. Schindler Julie Godin
Founder and Executive President and Chief Vice-Chair of the Board and Chairman of the Board Executive Officer Executive Vice-President, Chief Planning and Administration Officer
Inspired by a Dream. Built to grow and last.
Every day around the world, we partner with our clients to turn rapid change into measurable opportunity. Through our client-proximity business model, we work side-by-side with them, drawing upon our global capabilities to help identify, develop, implement and operate the innovative strategies and solutions needed to meet their customer and citizen expectations.

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2017 ANNUAL REVIEW
Focused on the fundamentals of being a partner, expert, employer and investment of choice
What inspires each of our 71,000 professionals is the CGI Dream:
To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.
The Dream, together with our Vision, Mission and Values, make up the CGI Constitution, which provides a strong and aligned culture that fuels our collective vision of being a global world class end-to-end IT and business consulting services leader helping our clients succeed. The CGI Constitution guides how we create value for our three stakeholders—for our clients, for our shareholders, and for our professionals, whom we call members as a majority of them are also CGI shareholders.
The Constitution is the backbone of our company, while our strategic plan defines the goals, priorities and measures to continuously exceed the expectations of our clients, empower our members to build rewarding careers, and generate profitable growth for our shareholders.
Every year, we go through a strategic planning process where we gain invaluable insight by listening to and refining our plan based on the expectations of our three stakeholders. As part of this process, we set our goals and priorities for the year ahead. This year we formalized an additional goal: to be recognized by our communities as a caring and responsible corporate citizen. Consistent with our client-proximity model, we acknowledge our responsibility towards the hundreds of communities in which we live and work, and our commitment to building our collective future.

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Sustained profitable growth creates enduring value
CGI delivers growth through a Build and Buy Strategy. On the Build side, fiscal 2017 was a year shaped by several strategic initiatives that successfully led to profitable organic growth of 2.8%. On the Buy side, we made acquisitions in high-demand metro markets in line with our proximity model, welcoming 1,000 new consultants to CGI while adding more than $200 million in annualized revenue.
Clients in each of the industries we serve plan to increase or maintain their IT spend, and are rebalancing their budgets to spend more on new applications and reduce legacy costs. We also see an increased demand for enterprise solutions from global, end-to-end firms.
This year, as part of our planning process, CGI leaders met face-to-face with more than 1,300 business and IT executives across 10 commercial industries and governments in 17 countries. As observed over the past few years, there is a clear and accelerating need for organizations to evolve to meet the digital expectations of consumers and citizens. In line with this multi-year trend is a more pronounced focus on enterprise-wide digital strategies. The number of client executives who said they are implementing enterprise-wide initiatives rose from 12% in 2016 to 40% in 2017.
Again, this year, we made numerous investments to position CGI to meet this increasing demand, delivering strong performance across our global operations. As a result:
• Our operations in North America posted broad-based growth across industries. In Canada, our team delivered organic growth of 5%. In the United States, revenue grew 6% in constant currency and we added numerous professionals to our team through focused metro market mergers and acquisitions. Through these integrations, we benefit from additional leadership capacity and local relationships, and our new and existing clients benefit from additional depth and CGI’s end-to-end capabilities.
• In Europe, we grew nearly 3% in constant currency, led by France with growth of 10%.
• In Asia-Pacific, our differentiated combination of industry domain and technology expertise within our global delivery centers of excellence continued to deliver value, and we experienced 16% growth in our India operations.

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2017 ANNUAL REVIEW
We continued to focus on our proven client-proximity model, providing clients with applied innovation and measurable results. We invested in the development and expansion of industry-focused centers of excellence and emerging technology practices to spur faster knowledge sharing, strengthen talent development and deepen our end-to-end capabilities.
Helping our clients on the journey ahead
Our commitment to exceed the expectations of our clients is demonstrated by year-over-year improvements across all satisfaction measures. For example, among the 7,544 in-person, signed client assessments completed in fiscal 2017, we earned an overall 9 out of 10 satisfaction score.
This strong satisfaction score is especially important given the increased urgency of our clients to evolve to meet the digital expectations of their customers and citizens. This urgency can only continue given the rapid evolution of technology today, and in the years ahead.
Built to grow and last
With the overall objective of building a company to grow and last, this year, at our annual Leadership Conference, we discussed a vision of CGI for 2050— a vision that imagines our clients in the future. Across the industries we serve, we examined the current state, the drivers for change, the future state, and the winners’ attributes. In all scenarios, technology is no longer just an enabler; it is the driver. There will be massive investment in technology over the coming decades, including an acceleration of outsourcing to free up required capital for these investments. As we help our clients accelerate their transformation, we will continue to make the investments needed to help clients innovate and create enduring value.
The growth we have achieved over the past decades is a credit to our strong culture, operational discipline, innovation and end-to-end capabilities. All of these attributes provide the foundation for serving as our clients’ partner and expert of choice amidst the technology-driven transformation that is underway. CGI is one of the few firms with the scale, reach and capabilities required to help clients succeed.
To our shareholders, thank you for your ongoing trust. We are committed to continuing to create value. To our 71,000 professionals, thank you for building upon the CGI culture and making CGI a great place to work. To our clients, thank you for your confidence. We are honored to serve you each day. The future has never looked so exciting.

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CGI Constitution
While most companies have a vision and mission, CGI goes a step beyond. We have a company dream, which emphasizes the enjoyment and ownership principles essential to our success. The CGI Dream, together with our Vision, Mission and Values, make up the CGI Constitution. With frameworks and programs founded upon this Constitution, CGI provides for the consistent growth that benefits our clients, members and shareholders.
Our Dream Our Values
To create an environment in which Partnership and quality we enjoy working together and,
For us, partnership and quality are both a philosophy and a way of life. We as owners, contribute to building a constantly deepen our understanding of our clients’ business and we develop company we can be proud of. and follow the best management practices. We entrench these approaches into client relationship and service delivery frameworks in order to foster long Our Vision term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.
To be a global world class end-to-end Objectivity and integrity IT and business consulting services leader helping our clients succeed. We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, Our Mission we adhere to the highest degree of quality, objectivity and integrity. We do not accept any remuneration from suppliers. We always act honestly and ethically.
We never seek to gain undue advantages and we avoid conflicts of interest, To help our clients succeed through whether real or perceived. outstanding quality, competence and objectivity, providing thought Intrapreneurship and sharing leadership and delivering the best services and solutions to fully satisfy Our collective success is based on our competence, commitment and client objectives in information enthusiasm. We promote a culture of innovation and initiative where we are technology, business processes and empowered with a sense of ownership in supporting clients, thus ensuring our management. profitable growth. Through teamwork, sharing our know-how and expertise across our global operations, we bring the best of CGI to our clients. As In all we do, we are guided by our members, we share in the value we create through equity ownership and Dream, living by our Values to foster profit participation. trusted relationships and meet our commitments now and in the future. Respect In all we do, we are respectful of our fellow members, clients, business partners and competitors. As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI business culture.
Financial strength
We strive to deliver strong, consistent financial performance which sustains long term growth and benefits both members and shareholders. Financial strength enables us to continuously invest in our members’ professional development, our services and our business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.
Corporate social responsibility
Our business model is designed to ensure that we are close to our clients and communities. As members, we embrace our responsibilities to contribute to the continuous improvement of the economic, social, and environmental well-being of the communities in which we live and work.

2017 ANNUAL REVIEW

CGI Management Foundation

At CGI, we are committed to being the best in our industry. To be the best, we need to operate as the best, and the CGI Management Foundation includes the key elements that define and guide the management of our company, including the CGI Constitution and our common policies, frameworks, processes, operational principles and measures. The Management Foundation encompasses the best practices that enable us to deliver in a consistent and successful manner no matter where CGI operates around the world.


ISO 9001 CERTIFIED OPERATIONS
CGI Constitution
Dream
Vision
Mission
Values
Enterprise Policies and Processes
Code of Ethics
Organization, Governance and Adjustments
Human Resources
Finance and Investment
Security and Data Privacy
Quality System
Strategic Directions and Operational Planning
Range of Services
Managing for Excellence
Marketing, Client Relationship and Business Development
Engagement Risk Management
Innovation and Intellectual Property
Mergers and Acquisitions
Management Frameworks
Client Partnership Management Framework
Member Partnership Management Framework
Shareholder Partnership Management Framework
Proposal
Contract
IT Management Best Practices
Engagement Governance
Delivery
Closing
Leadership Institute
Assignment
Performance Management and Career Planning
Recruitment
Orientation and Integration
Team Meetings
Investor Relationship Management
Disclosure Guidelines
Investor Communications
Methods and Tools
Consulting, System Integration and Development
Application Management
Technology Operations Management
IP-based Business Process Management
Client Satisfaction Assessment Program
Member Satisfaction Assessment Program
Shareholder Satisfaction Assessment Program

© 2017 CGI Group Inc.

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LOCAL experts. GLOBAL insights.
We are at a historic moment in terms of how consumers and citizens want to engage with our clients. We’ve seen the world around us become more connected, transcending cultures, languages and borders. Today, we partner with clients to support their most strategic and visible initiatives, helping to innovate, develop, improve and secure the technology that is at the heart of this transformation. For our stakeholders and communities, we are at the center of helping to deliver on the promises of digital.

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2017 ANNUAL REVIEW
Digital transformation is all about PEOPLE.
Partnering with clients to become digital organizations and exceed the expectations of their customers and citizens
Empowering our professionals to serve as trusted and innovative partners for clients on their digital journey
Providing shareholders with a strong return on investment as we pursue endless opportunities to grow
Building prosperous communities through our digital talent and local presence around the world

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We listen.
Understanding our stakeholders to continuously refine CGI’s strategy
As a partner, expert, employer and investment of choice, we listen carefully to understand stakeholders’ needs first. That knowledge, combined with our global perspective, helps our clients exceed customer and citizen expectations, supports our members in growing their careers, and provides our shareholders with a return on investment.

2017 ANNUAL REVIEW

Clients

Informing strategy through client insights

Proactive listening serves as the first step in developing flexible and customized solutions to innovate and lead our clients in delivering results.

Through the **Client Satisfaction Assessment Program (CSAP)**, we regularly meet face-to-face with clients to evaluate our performance and assess together what more can be done. The CSAPs provide a "report card" on CGI's performance. Globally, in 2017, CGI scores reflect a high level of client confidence.

Through the **Voice of Our Clients** program, our leaders meet annually with clients to understand their challenges and opportunities, business and IT priorities, and budgets and investment plans. In 2017, more than **1,300 in-person interviews** were conducted—20% of which were with prospective clients—across **10 commercial industries and governments in 17 countries**. Among those interviewed, **40% were business leaders** and **60% were IT leaders**.

The resulting insights are described in **CGI Client Global Insights** presentations and reports, which support CGI and clients' strategic planning initiatives and create a dialogue on how we can work together to address key business and technology imperatives.

The top three trends in 2017 are consistent with 2016, but with each becoming more pronounced. **No matter the industry, executives interviewed are aligned that the digital needs of consumers and citizens are bringing about the transformation of organizations around the world.**

Regarding the fourth and fifth top trends, there is a notable difference between commercial and government organizations. While commercial clients we interviewed experiment with digital technologies and harness opportunities for collaboration and interoperability, government clients continue to focus on managing cost pressures and increasing their use of the cloud.

Top 2017 global trends with 2016 comparison

	2017	Trend	2016
1	85%	Becoming digital to meet customer expectations	71%
2	74%	Growing cyber risk	62%
3	60%	Increasing regulatory demands	51%

Next top commercial trends

4. Growing use of digital technologies
5. Growing collaboration and interoperability

Next top government trends

4. Cost pressures slowing the pace of change
5. Increasing use of public and private cloud

2017 CSAP highlights

- Number of evaluations – **7,544**
- Overall satisfaction – **9.0/10**
- Client loyalty – **9.2/10**
- Industry knowledge – **8.9/10**
- Technology expertise – **8.9/10**
- Innovation – **8.5/10**

While there are a number of similarities across industries, we recognize that executives experience transformation in the context of their industry, geography and organizational culture. We provide reports by industry (visit **cgi.com/globalinsights**) and our teams share customized insights and perspectives with clients across the geographic markets we serve.

WE LISTEN

Members

Empowering a team of digital leaders through learning and development

Through the CGI Client Global Insights, clients report that progress toward digital transformation has its share of challenges, with culture and talent ranking at the top. Our professionals provide the needed digital expertise to support clients' most pressing needs, and address those needs through the deep understanding of their business that comes from CGI's client-proximity model.

CGI's professionals are called members to recognize that the vast majority are CGI shareholders. Members feel a powerful sense of ownership in providing innovative solutions and making decisions in the best interest of their clients.

In this spirit, each year, our professionals participate in the strategic direction of their company. **In 2017, more than 51,000 members provided input** into the progress of CGI's strategic goals and priorities through the Member Consultation. Taking the form of a questionnaire, the Member Consultation empowers members to assess the path we are on and identify what else can be done to achieve the goals that benefit our stakeholders. This included providing more than **53,000 suggestions and observations**.

The resulting findings, along with feedback from our clients and shareholders, help inform the update of CGI's strategic plan and focus in on key action items within each 2018 business unit business plan.

In addition to the Member Consultation, each member participates in the **Member Satisfaction Assessment Program (MSAP)**, which includes a one-on-one discussion between a member and his or her manager to foster dialogue, support timely action plans, and reinforce collective ownership of member satisfaction. Following the discussion, members complete a satisfaction survey. In 2017, MSAP scores showed year-over-year improvements across all categories.

2017 MSAP highlights

Number of MSAP evaluations–**47,674**

Living up to the company's values–**8.4/10**

Commitment to the company–**8.5/10**

Client satisfaction provides work satisfaction–**8.6/10**

Pride in being part of the company–**8.0/10**

Engaging our team

Each year, CGI informs its strategy through the insights that come from listening to our clients, members and shareholders.

Our leaders gather every year in June at our **Leadership Conference** to discuss strategic directions and priorities. The conference addresses stakeholder insights and includes presentations and working group discussions on our strategic priorities. In addition, the event kicks off our annual operational planning process.


CGI
You are the best team in the world

Québec City, Canada

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2017 ANNUAL REVIEW
Members also help build the future talent pipeline of the company. Through the Recruitment Referral Program, members identify quality candidates. In addition, through CGI’s recruitment model, leaders overseeing client relationships and service delivery are responsible for recruiting the best talent aligned with clients’ needs. We also offer learning and development programs to support members in their careers and in bringing forward innovative ideas and solutions to clients. In 2017, programs focused on deepening members’ skills in areas such as agile methodologies, emerging technologies, and consulting and leadership competencies. In addition, to further the development of client and CGI teams, we have centers of excellence and emerging technology practices across our global operations (see page 36), and are helping to build the future IT workforce through various training programs (see page 46).
After the Leadership Conference, business units prepare their business plans for the coming year using the strategic priorities as a guide to ensure global alignment. The process also includes assessing stakeholder insights and identifying resulting action plans for areas to improve. Directions, priorities and operational plans are shared with all members during the Annual Tour, which takes place in October.
The Annual Tour includes live and in-person global broadcasts with senior executives at the corporate and operational levels. In 2017, 186 events were held over four days to support strong alignment and participation in executing global priorities and local business plans.
Montréal, Canada Bangalore, India
Rotterdam, Netherlands

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We listen
Shareholders Management
performance
Providing return on investment SSAP results through CGI’s Build and Buy Strategy Global average
Yearly, more than 200 face-to-face meetings take place with investors to share the CGI story and strengthen long-term relationships. In addition, F2017 8.7/10 we conduct the Shareholder Satisfaction F2016 8.6/10 Assessment Program (SSAP), which includes strategic discussions with the largest and most F2015 8.3/10 knowledgeable institutional investors. In 2017, participants—including 72% on the buy-side and 28% on the sell-side—provided structured insights on CGI’s comparative strategy, culture and expectations to drive superior valuation.
This year’s insights demonstrate high satisfaction regarding CGI’s Build and Buy Strategy and credibility of top management.
Over the years, CGI has experienced significant growth through the disciplined execution of our Build and Buy Strategy—growth that has been key to support our clients in exceeding the expectation of their customers and citizens, to benefit the careers of our members, and to provide our shareholders with return on investment.
On the Build side, we invest in our end-to- On the Buy side, we focus on large, end capabilities, including high-end IT and transformational acquisitions to further expand business consulting, systems integration, our geographic footprint and critical mass, and outsourcing and intellectual property (IP), smaller, niche acquisitions that provide deep with IP representing 22% of CGI’s revenue. relationships within our metro markets and In fiscal 2017, we booked $11.3 billion in further enhance CGI’s strong digital capabilities. contract awards, bringing the book-to-bill ratio In fiscal 2017, we completed four niche for the fiscal year to 104.1% of revenue; 58% acquisitions with companies identified through of bookings included extensions and renewals, the Voice of Our Clients program. and 42% represented new business.
The Build and Buy activities this year furthered CGI’s strategic objective to double the size of our company through a balanced blend of organic and acquisition growth.

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2017 ANNUAL REVIEW
Presenting CGI’s performance and priorities through the Annual General Meeting of Shareholders
Each year, we host a meeting in Montréal to receive reports, elect directors, appoint auditors, consider shareholder proposals and transact other business. In addition, the meeting includes remarks on CGI’s performance, strategy and priorities, as well as an open Q&A forum to receive feedback. In 2017, the meeting was broadcast via live video feed to enable shareholders around the world to take part in their company’s annual meeting. To watch a replay, go to cgi.com/investors.

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We innovate and lead.
Helping clients turn change into opportunity
The digital needs of customers and citizens are driving the transformation of organizations around the world. CGI serves as our clients’ guide in this time of rapid change, providing practical innovation to create powerful results.

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2017 ANNUAL REVIEW
Leading the industries we serve
With more than four decades of sustained growth, we are a trusted partner that provides substantive and actionable counsel to help clients accelerate their transformation. Here are examples of CGI’s commitment in bringing forward services and solutions that address clients’ top priorities.
Banking
We partner with 15 of the top 20 banks globally, and our top 10 banking clients have worked with us for an average of 26 years. We serve clients in the retail banking, corporate and transaction banking, and capital market sectors to drive new digital capabilities and customer-centric, revenue-generating programs.
Client focus areas Examples of our services and solutions
Accelerate customer-centric • CGI provided business consulting and systems integration services to help programs Crédit Agricole transition to an omni-channel platform with a 360 degree customer view, cross-sell capabilities, campaign automation, real-time event management, as well as strong data management for GDPR, OFAC and data lakes set-ups.
• ANZ is driving customer satisfaction through payments automation via CGI’s All Payments solution, which is enabling the bank to support more payment types, improve straight through processing and process higher payment volumes.
• CGI helps banks develop transformation strategies and roadmaps for becoming digital banks of the future to keep pace with evolving bank consumer demands.
• CGI Collections360, with 370+ implementations worldwide, enables banks to seamlessly transition to customer-centric default management.
Protect the bank and customers • Our secure, real-time payments offering provides a holistic framework from increasing risks for fighting financial crime and leveraging digital solutions for real-time transaction monitoring, detection and mitigation.
• CGI helps banks develop and implement an advanced threat detection strategy and architecture, including for long-time partner National Bank of Canada.
• CGI was awarded a five-year contract extension in 2017 to manage and expand the Cifas Fraud Investigation Database until 2027. Built by CGI in 2002, the database is used by Cifas members to monitor and share confirmed fraud cases, helping to combat penetration of fraud against businesses and individuals.

WE INNOVATE AND LEAD

Client focus areas	Examples of our services and solutions
Modernize business models, operations and services	• **SEB**, a leading Nordic financial services group, is implementing **CGI Trade360** to improve the trade finance value chain for SEB and its customers. • With a 40+ year history of leading the evolution of payment infrastructures, CGI is at the forefront of **payments modernization**, helping banks embrace the move toward real-time payments and open banking. • CGI offers in-depth expertise on bank regulatory schemes, such as the Single Euro Payments Area (SEPA), and offers a solution to help banks implement **SEPA instant credit transfers**.





CGI partners with banks to achieve groundbreaking interoperability between trade finance platforms and blockchain technologies

CGI partnered with the Bank of Montreal (BMO), Royal Bank of Canada and Mitsubishi UFJ Financial Group, Inc. (MUFG) to successfully complete in 2017 a first-ever proof-of-concept (POC) that enables banks engaged in trade finance to integrate powerful blockchain capabilities with existing trade finance platforms. The POC demonstrated seamless interoperability between CGI's global finance trade platform, CGI Trade360, used in 90+ countries, and Skuchain's Brackets—a blockchain-based B2B smart contract platform.

“Blockchain and smart contracts have the potential to reinvent global trade, improving speed, reducing costs, enhancing productivity and taking the paper out of trade. CGI has been an important trade finance technology partner to BMO for many years, and this Skuchain Brackets proof-of-concept collaboration is another example of BMO's commitment to stay at the forefront of the trade and supply chain finance industry.”

Jeff Shell, Head of Global Trade and Banking, BMO Capital Markets, Toronto, Canada

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Manufacturing
Our 7,000+ manufacturing professionals help clients accelerate their Industry 4.0 transformation and streamline and optimize their processes and systems to drive agility and transform business models across engineering, procurement, manufacturing, logistics, marketing, sales and service, and more. We serve 700+ manufacturing clients across a range of sectors, including automotive, aerospace, high tech, mining, metals, pulp and paper, and chemicals.
Client focus areas Examples of our services and solutions
Become digital to meet • Our Supply Chain Center of Excellence helps manufacturers optimize customer expectations their end-to-end supply chain and accelerate their journey toward a digitally integrated value chain.
• CGI’s digital transformation vision for manufacturing centers on transforming to Industry 4.0, working with clients such as Rio Tinto to leverage emerging technologies and create a digital continuum across the value chain.
• We’re partnering with industrial technology company Valmet to provide hybrid cloud-based IT infrastructure services, automation-based digital end-user services for IT, and user support.
• CGI delivers end-to-end modernization consulting services for manufacturers, including modernization assessments, portfolio rationalization and enterprise architecture roadmap development.
Optimize operations, • CGI’s extensive Manufacturing Execution Systems (MES) expertise focusing on collaboration help manufacturers optimize every aspect of production, enabling them to and customer experience achieve operational excellence.
• Our Manufacturing Atlas approach has helped hundreds of clients optimize and transform their manufacturing operations, driving operational excellence and enabling greater personalization.
• Produced annually, our MES Product Survey tracks the latest trends and provides product reviews and insights, serving as an invaluable benchmark for companies choosing the perfect-fit MES solution.
Protect the enterprise • Comprehensive cybersecurity services provide advanced levels of protection on a scalable platform, allowing clients to adapt quickly as the business and risk environment demand.
• CGI’s Secure ICS approach for industrial control systems helps protect industrial automation, control system environments and critical infrastructures.

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We innovate and lead
Utilities
Our expertise helps utilities meet the increasing demands of a digitally enabled energy ecosystem. We partner with 450+ electric, water and gas clients worldwide, as well as 8 of the 10 largest utilities in Europe and North America. We deliver innovative services and technologies to address distributed energy resources and diversify revenue streams to improve both customer loyalty and bottom lines.
Client focus areas Examples of our services and solutions
Become digital for commercial • CGI’s Digital Optimized Network Utility vision helps clients leverage differentiation, customer engagement innovative business models and emerging technologies to transition to and operational excellence a new energy system.
• As the data services provider for the UK market, we are supporting the rollout of 53 million smart gas and electricity meters.
• Our customer information systems—including Kolibri (Finland), BFUS (Sweden), IS Suite (Norway) and U@cloud SaaS (Iberia)—drive clients’ digitalization strategies, enabling them to offer new services and opportunities.
Assure regulatory compliance • CGI delivers and operates the core IT systems and business processes that support centralized energy markets across the globe, helping utilities comply with industry regulations, align to different market processes and achieve effective security.
• We helped deliver the UK central market operating system that underpins the world’s largest competitive water market.
Optimize investments • Our comprehensive asset, resource and workforce management services and business operations and systems support 60 of the top 100 utilities in North America, improving operational performance and profitability, while minimizing downtime and extending the life of assets.
• CGI’s Renewables Management System (RMS) delivers an operational platform to manage and control the complete renewables portfolio, including remote start and stop of turbines, as well as key performance indicators on availability, faults and efficiency.

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Insurance
We help hundreds of insurers, brokers and agents around the world, including 7 of the top 10 global insurers, and have partnered with each of our top 30 insurance clients for an average of 17 years. We help property and casualty and life insurers implement innovative digital business solutions across the value chain to differentiate themselves while driving operational efficiencies and cost savings.
Client focus areas Examples of our services and solutions
Drive a differentiated, seamless • As part of our partnership with LocalTapiola Mutual Life Insurance customer experience Company, CGI delivered digital services enabling the company to improve customer engagement by offering new investment services and solutions across its customer base.
• Our outsourcing work with OP, a leading Finnish financial group, includes high-end consulting to drive an enhanced customer experience through, for example, robotic process automation across digital channels.
Derive value from data to • Implemented by more than 100 insurers worldwide, CGI’s Ratabase improve underwriting and solution is the industry’s leading rating and pricing engine, managing customer evaluation complex logic to drive the speed, accuracy and cost-effectiveness of rating, pricing and underwriting.
• CGI’s insurance information solutions connect insurers to rich business and customer data for more effective decision-making and support the delivery of more than 16 million risk information reports annually to insurers, brokers and agents.
• CGI Evolut1on Hub is a robust cloud-hosted platform that delivers highly configurable risk management functions, providing better control over pricing, data validation and fraud identification through machine learning and other advanced data technologies.
Safeguard against cyber • CGI offers comprehensive cyber services to insurers, including consulting and regulatory risks and risk assessment, managed security services, and incident response and investigation, and also supports insurers offering cyber insurance coverage.
• Our regulatory compliance expertise and solutions help insurers effectively comply with new and upcoming regulatory standards such as the General Data Protection Regulation (GDPR).
CGI is very familiar with our needs and challenges, which means it can be proactive in day-to-day work. We were looking for a partner that can drive and support the transformation of our IT environment, and with CGI’s modernized infrastructure services and knowledge of our needs, we feel secure in choosing them as a partner for our future development.
Ulf Larsson, CIO, Alecta, Stockholm, Sweden

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We innovate and lead
Government
We have helped 2,000+ government clients in 15 countries improve citizen service and operational efficiency through IT modernization and greater access to digital information and services. Our solutions help clients increase revenue, efficiency and the quality of citizen services, as well as secure complex and large-scale programs from the back office to frontline operations.
Client focus areas Examples of our services and solutions
Become digital to meet citizen • We apply cloud, digital, mobile and automation technology to advance and stakeholder needs financial and human resources management for government agencies at all levels across Canada, Europe and the United States.
• Communities are developing smarter, more sustainable services with CGI’s digital roadmap and solutions for Future Cities in areas ranging from public asset management to transportation efficiency to citizen participation.
Increase collaboration • Shared services financial management programs improve efficiency and service delivery. For example, the U.S. Department of Agriculture uses CGI’s Momentum solution to provide shared services to 40 federal agencies.
• CGI is an active participant in public-private partnerships such as the Forum Virium Helsinki, which develops new digital services for cities and residents, and the Lafayette Engagement and Research Network (LEaRN), which focuses on understanding how to leverage smart community efforts successfully.
• Managed services help government agencies streamline processes, enhance key business applications and improve the employee and citizen experience. For example, CGI was named the “Public Sector Outsourcing Project of the Year” at the Global Sourcing Association Awards for the support it provides to the UK Ministry of Justice and its executive agencies.
Harness data and analytics • Groundbreaking use of spatial data, mapping technology and advanced for better decisions and services analytics enable more efficient regulatory compliance for the Estonian Agricultural Registers and Information Board.
• CGI’s mixed reality platform—including Microsoft HoloLens, GIS and GPS technology—is helping to envision and plan the relocation of the town of Kiruna, Sweden, from its current position near one of the world’s largest iron mines. This “Hidden City” concept digitally maps and interacts with the underground infrastructure, and can extend to other planning needs.
Protect data and infrastructure • Credential management solutions provided on behalf of the U.S. from cyber threats Department of Homeland Security will help federal agencies strengthen their cybersecurity posture.

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2017 ANNUAL REVIEW
Client focus areas Examples of our services and solutions
Modernize IT to reduce costs • IT modernization enables new citizen-centric services and digital and increase agility transformation for the City of San Diego and other municipalities like
Sundsvalls in Sweden.
• Transitioning data centers to hybrid cloud solutions reduces maintenance costs for agencies such as the U.S. Agency for International Development.
• IT quality assurance and control oversight helps reduce risks and ensure operational excellence for the European Commission’s Directorate General for Taxation and Customs Union.
Improve agility and insight • Knowledge-based program support services for C4ISR organizations help to achieve the defense, intelligence meet the U.S. Army Communications-Electronics Command responsive and space mission strategic sourcing requirements, while a new contract writing system will help get capabilities to troops faster, enabled by CGI’s Momentum solution.
• CGI supports complex, mission-critical space systems for military satellite communications ground systems, civilian space agencies and aerospace companies.

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We innovate and lead
CGI partners with City of Los Angeles to provide cloud migration and digital application services
Building on its three-decade relationship with CGI, the City of Los Angeles is moving to CGI’s cloud-hosting and managed services to support the City’s accounting, budgeting and financial reporting systems. Managed services for CGI Advantage ERP—the leading purpose-built solution for state and local governments—improve scalability, reduce operational costs and ensure access to future upgrades and highly specialized IT talent.
We need a partner that can learn our business and provide opportunities for efficiency or innovation. CGI has proven to be a trusted partner for us as we continue to use technology to improve the lives of residents, businesses and visitors across the City of Los Angeles.
Ted Ross, CIO,
City of Los Angeles, United States

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2017 ANNUAL REVIEW
Retail and consumer services
In the retail and consumer services (RCS) industry, our 4,300 experts and broad portfolio of services and solutions help companies drive digital transformation to enable personalized customer experiences, create new revenue streams, empower employees, and protect against cyber threats. We serve 800+ clients globally across the retail, wholesale, consumer packaged goods and consumer services sectors.
Client focus areas Examples of our services and solutions
Become digital to meet • CGI’s Global Retail and Consumer Services Center of Excellence helps customer expectations clients reinvent every stage of the customer experience journey, enabling RCS companies to understand and plan for the differentiated experience they can provide their customers.
• For clients such as Clarins, we help transform their supply chains and processes to improve operational efficiency and better meet their customers’ expectations.
• CGI partnered with Liseberg, an amusement park located in Gothenburg, Sweden, to develop digital strategies and solutions that provide customers with real-time information to enhance their experience and drive differentiation.
Leverage big data and • Our powerful analytics capabilities create personalized offerings and predictive analytics services, improve understanding of customer behavior, and enhance customer interactions.
• CGI has partnered with 5 of the world’s top luxury goods brands to improve customer personalization through better use of data and analytics.
Deliver omni-channel environments • We have helped 6 of the top grocery chains in Europe build omni-channel for an any time, any device environments to improve and enhance the customer experience. experience
• CGI consults with RCS companies worldwide to develop strategies to build a digitally connected value chain that meets rising consumer expectations for anytime, anywhere, any device shopping.
• Omni-channel services and solutions—including the new CGI Retail Xp360 platform—provide seamless, experience-led, personalized customer experiences, while minimizing costs.

WE INNOVATE AND LEAD

Health and life sciences

We assist health and life sciences clients in meeting the growing expectations of a digital population in a safe, secure, cost-effective and compliant manner. Globally, our solutions support **1,000+ health facilities, 195 million health plan members, 3 million providers, 500+ pharmacies, and 50+ pharmaceutical and other life sciences organizations, including biobanks**.

Client focus areas	Examples of our services and solutions
Improve the citizen and customer experience	• **Digital services** enhance the user experience for **55 million Medicare beneficiaries** in the United States. • Open source **prescription medication management** helps improve patient safety and deliver more personalized care for **Plymouth Hospitals NHS Trust**. • **Digital transformation** efforts help the UK's **Defence Medical Information Capability Programme** better support service personnel, dependents and Veterans. • **Patient-centric care management** using **CGI CommunityCare360** increases time dedicated to in-home patients.
Use data and analytics for better insights	• **Prescriptive analytics** identify delivery and cost improvements for organizations like **FD CARES**, a partnership of fire department services, providers and payers in the **State of Washington**. • **Business Intelligence as a Service** improves analysis and decision support for **Swedish Health and Social Care Inspectorate (IVO)**. • **Analytics, cloud computing and machine learning** combine to more accurately identify improper healthcare payments for clients like the **Veterans Health Administration's Office of Community Care**, recouping funds to meet the needs of Veterans.
Modernize IT to reduce costs and support new delivery models	• **Full IT outsourcing** provides long-term cost efficiencies while modernizing and transforming the IT environment for organizations such as **Handicare**, a leading provider of lifting aids and other medical devices in 30 countries. • **One-stop IT modernization** enables more efficient homecare, with a cloud platform for care and tablets that put the right information in the hands of staff for firms like **TSN Home Care in the Netherlands**.
Improve product launch success	• Built from years of experience working with **commercial launch initiatives** for life sciences clients, **CGI's BioIgnition solution** provides a proven approach and toolset for planning and executing successful launch programs. • **Integrated Clinical Portfolio Framework** will enable **Incyte Corporation** to bring products to market faster and more effectively.

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2017 ANNUAL REVIEW
Finnish Red Cross Blood Service: Digitalizing logistics to transform the blood delivery chain
To build the entire system,
Finnish Red Cross Blood Service’s “vein-to-vein” project in cooperation we need contributions from with CGI uses new enterprise resource planning and customer relationship hospitals as well as IT expertise. management systems to drive digitalization. The system aims to make the blood delivery chain more efficient by improving the monitoring of blood That’s why Blood Service and blood products, the transparency of operations and the ability to chose CGI as its strategic digital predict the need for blood. transformation partner.
The online-based donation process provides real-time information from Martti Syrjälä, Chief Executive, the moment the donor sits down in the chair. Digital tools bring new surety Blood Service, to operations and open the doors to data system integration between the Helsinki, Finland Blood Service and hospitals.

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We innovate and lead
Transportation and logistics
We help leaders across the aviation, rail, maritime, road and regional transit, and logistics sectors worldwide. In-demand capabilities include digital expertise and solutions that optimize operations, enhance the overall passenger experience and ensure tight security.
Through our experience, we help clients drive innovation, collaborate beyond business boundaries and generate new growth opportunities. For example, CGI is supporting a nationwide program—Beter Benutten (Better Utilization)— to make the Netherlands more accessible and sustainable. CGI is working with several regions to implement our SmartTravel solution, which combines digital technologies such as mobility, gamification, big data analytics and travel mode detection to influence and reward driver behavior. CGI also partnered with Finnish railway VR Group to build and integrate a new traffic information system that improves incident communication and response, significantly enhancing the railway’s passenger, employee and partner experience.
The agile operating model has been important to us because we have built a new infrastructure simultaneously with the project. It’s been great to see how incredibly committed CGI’s experts and our own people here at VR have been to working together from the very beginning. And, the project has stayed well on schedule.
Ari Vanhanen, Vice President Operations Center at VR Group Ltd., Helsinki, Finland
Oil and gas
We help all major oil and gas companies address market challenges by becoming digital enterprises. We offer innovative ways to realize improvements in reserves productivity, asset utilization, partnerships, compliance and profit generation across the entire supply chain—from exploration and production to retail.
For clients such as Shell, CGI offers key services for remote online asset monitoring platforms that turn data into actionable insights, providing for more reliable and safer operations. In addition, CGI manages $100 billion in fuel card payments per year, and our cloud services support 30 upstream operators, managing data for 700 joint ventures.
Communications
We work closely with communications service providers (CSPs) to define and implement digital strategies and roadmaps to help them win customers in a highly competitive and regulated market.
This includes partnering with 6 of the world’s top CSPs, where our solutions help clients meet increasing customer demands for new products and services, as well as omni-channel, real-time and personalized service delivery. For example, we helped mobilcom-debitel transform into a “digital lifestyle provider” through omni-channel retailing.
CGI offered not only omni-channel experience but also experience within our business area. The timing and launch of the project was impeccable. Our wishes, which are essentially our customers’ wishes, were listened to and taken into account. Particularly useful was CGI’s skill in bringing together IT and business staff, convincing them of the project’s importance and getting them on board.
Florian Wolf, Head of IT Customer & Commerce Systems, mobilcom-debitel, Berlin, Germany

2017 ANNUAL REVIEW

Driving pace and scale in a dynamic market

Becoming digital is about more than technology. It involves a fundamental change to the DNA of an organization, including how it listens to customers, innovates, collaborates with partners, delivers new products and services, and more. It's about driving change across the entire enterprise—from front-end customer channels to back-end processes and supply chains.

This kind of broad, fundamental change doesn't have a clear start and end. It takes place continuously in response to changing market drivers and customer expectations. CGI works with digital leaders across industries to evolve, at the right pace and scale, into agile organizations that meet customer and citizen needs.

Incubate new innovations—We help clients adopt **advanced analytics** and **artificial intelligence** to drive new business models, services, products and customer experiences to compete beyond traditional boundaries, re-envision customer touchpoints, innovate to differentiate and engage in the wider ecosystem.

Transition to a business of the future—We build infrastructures that enable the transition from legacy operations, technology, services and products to a business of the future. We also help clients adopt **cloud/hybrid IT environments** to simplify their operations, reduce costs, increase agility, speed up time to market, and achieve results more quickly.

Maintain and secure the existing business—We help clients drive operational efficiencies and cost savings through technologies such as **intelligent automation**. We also deliver advanced **cybersecurity** and **regulatory compliance** capabilities that effectively address increasing threats and regulatory demands.

CGI delivers modern API platform for Finnair to drive ancillary product sales



A long-term partner of Finnair, CGI was chosen by the airlines in 2016 to help drive its digital transformation program. One aspect of that program involved helping Finnair take advantage of one of today's top trends in the airlines business—the sale of ancillary products, such as business class upgrades, additional luggage and better meals.

CGI's experts built a modern API platform for Finnair that simplifies the sale of ancillary products by, for example, managing all of the logic resulting when a passenger enters loyalty card, credit card and flight numbers. The API supports multiple sales channels and was built using a DevOps model that includes a cloud-based toolset for managing the platform's ongoing operation.

With the API platform in place, Finnair's ancillary revenue per passenger has significantly grown and more than 500,000 people have downloaded Finnair's mobile app, making it one of the most downloaded apps in Finland, with 20,000 daily unique users.

> "CGI's skilled and committed team has been essential for achieving our goals in DevOps and cloud adoption for Finnair's digital transformation program."
>
> **Petteri Skaffari**, Head of Information Technology, Finnair, Vantaa, Finland

Helping digital leaders continuously transform

Clients are embracing digital strategies, technologies and operating models to become customer-centric organizations. Learn more about CGI's client collaborations at **cgi.com/digital-transformation**.


CGI
CGI

WE INNOVATE AND LEAD

Turning ideas into outcomes

Innovation happens on the "shop floor." For CGI, our shop floor is our client projects. Our Innovation, Creativity and Experimentation (ICE) program turns our experts' ideas into new business solutions.

73 calls to action

3,494 ideas submitted



2017 innovation highlights

Project Leap: Single platform for storing and analyzing all of the data required to detect security threats and provide visibility for investigations and remediation

Digital Partner Platform: Cloud-based SAP robotic process automation platform with cognitive and predictive capabilities

Infrastructure Discovery & Analysis: Solution for providing insight reports and analysis on IT infrastructures to improve problem solving, drive enhancements and better conduct due diligence

Interactive Design Pattern Library: Interactive design pattern library that helps drive forward customer-centered design in alignment with clients' standards

Data Marshall Framework: Automated, metadata-driven framework to extract, transform and load encrypted data for data migration or data warehouse building

Earth Observation Monitoring: Platform that uses remote sensor technologies to collect and manage data to meet a wide range of client needs, such as assessing weather and disaster risks to infrastructure

Req2TC: Solution for automating the test design phase of the testing life cycle, reducing time and effort

Mobile Truck Tickets: Oil and gas solution that facilitates transitioning paper documents from the field to the back office for completing transactions

Quality Care Measure Service: Automated solution for measuring the quality of health care, replacing manual processes

DocGenBot: Automated tool for producing requirements documentation for legacy modernization and outsourcing projects

Salesforce Flashdeploy: Solution that bolsters basic integration tools to reduce the time and cost of deployments

2017 ANNUAL REVIEW

CGI Intellectual Property

Portfolio of 150+ business solutions and digital enablers that accelerate clients' digital transformation

Our full suite of more than 150 IP solutions helps clients transform into digital businesses that keep pace with the changing demands of customers and citizens. From automating processes, to driving digital insights, to improving the customer experience, our solutions deliver sustained competitive advantage and profitable growth. Examples include:

Built-for-Government ERP: Implementation of hundreds of government systems across the U.S., including 400+ implementations of **CGI Advantage** for states, cities, counties and school systems, and 150+ implementations of **Momentum** across the executive, judicial and legislative branches of the federal government

CGI Collections360: A comprehensive managed services approach to collections and recovery that combines software, business processes and IT services to manage and improve the collections life cycle for commercial and government organizations

CGI ProperPay: Drives identification, prevention and recovery of fraud, waste and abuse, helping government and commercial health payers recover more than $2.8 billion

CGI Trade360: Supports global trade services for more than 33,000 portal users in 90 countries through advanced technologies, including blockchain

CGI Wealth360: End-to-end wealth management solution suite drives efficiencies across front and back offices and features a digital advisor combining robo and human advice to enable a digital customer experience

CGI Unify360: Integrated suite of software, services and tools unifies the management of clients' hybrid IT environments and enables improved service quality and operational efficiency

Secure, real-time payments: Combines CGI solutions, such as SEPA Real Time, HotScan Risk Screening and an all-in-one risk management platform, with services to help financial institutions adopt real-time payments quickly at less cost and risk

Utilities solutions: Includes **Sm@rtering**, which enables meter data management, data collection, network supervision and other smart grid functionalities; and **RMS (Renewables Management System)** for the digital supervision, control and analysis of renewable power plants

View more CGI business solutions at **cgi.com/solutions.**


CGI
Cybersecurity
Cloud
IoT
Robotics
Mobility
Data analytics

CGI shares digital transformation accelerators during European Utility Week 2017 (see next page).

WE INNOVATE AND LEAD

Sharing best practices

CGI professionals stay at the forefront of industry trends and innovation, and share their knowledge and perspectives through events and thought leadership. Here is a sampling of our 2017 initiatives.

Sibos 2017


CGI
CGI



Ratkaisu17

Conferences

CGI Credit Management Conference: This annual event, drawing more than 100 attendees in 2017, educates clients and prospects on the latest developments of CGI's innovative credit management suite.

CGI Forum: Held for the 39th year, the CGI Forum brought together in 2017 more than 350 CGI Advantage clients to share knowledge and ideas for maximizing the benefits of this leading, built-for-government solution.

Digital Roundtable: CGI's Digital Roundtable in Sydney, Australia, gathered executives to discuss digital transformation trends and challenges.

Envision 2017: More than 500 people, including industry experts, CGI business leaders and CGI partners attended CGI's first-ever Envision conference in Bangalore, India, to explore hyper-convergence, cloud, automation and emerging technologies.

European Utility Week: This event connects the smart utility community, including electric, gas, water and waste leaders from across the globe. During EUW2017, CGI shared our enterprise-wide approach to digital transformation.

HIMSS: CGI participates each year in HIMSS, the health industry's largest annual conference and exhibition showcasing the latest innovations in health IT. In 2017, CGI offered expertise on a wide range of digital healthcare solutions, including next-generation analytics, cybersecurity and privacy, care management and more.

Ratkaisu: Ratkaisu (English meaning Solution) is held each year by CGI's operations in Finland for clients and prospects interested in the latest trends and innovations in key areas such as digitalization, the customer experience and cybersecurity. Ratkaisu17 drew more than 1,000 clients, prospects, partners and CGI subject matter experts.

Sibos: Every year, CGI finance experts host a wide range of educational and networking sessions at Sibos, one of the world's leading industry conferences for finance professionals. In 2017, our experts covered a wide range of topics, including agile and DevOps, real-time payments, blockchain and intelligent automation.

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2017 ANNUAL REVIEW
Insights and studies
GLOBAL REPORT
Client and CGI insights CGI Global Payments on perspectives digital Research 2017 transformation Key highlights and
A F I E L D G U I D E TO observations
Smarter
Communities
A to strategic, digital, connected incremental and approach people-centric government
2017CGI Client Global Insights
An outlook on trends and priorities based on in-person conversations with business andtechnology executives around the world
A Field Guide to Smarter CGI Client Global Insights reports: CGI Global Payments Research Communities: Field guide that Industry-specific overviews of client 2017: Key findings of research includes practical tips, checklists and insights and CGI perspectives from conducted in 2017 by CGI with the testimonials from government leaders in-person interviews conducted Financial Services Club, a leading who are turning to smart strategies by CGI leaders in 2017 with European network for senior and technologies to digitally 1,300 business and IT executives financial services executives, on transform their communities. across 10 industries and 17 countries. payment trends and issues from the perspective of customers—whether consumer or corporate—banks and practitioners.
Experience the Commitment
The Cyber-Value Connection Today’s Financial Consumer:
and Revealing company the link value between cyber vulnerability Open for Business
The Cyber-Value Connection: Today’s Financial Consumer:
Findings and recommendations Open for Business: Summary based on an Oxford Economics of the key results and takeaways study commissioned by CGI’s UK from CGI’s 2017 Global Financial cybersecurity team that involved use Consumer Survey, which of a rigorous econometric model surveyed 2,250 bank consumers to capture the damage caused across 9 countries to assess their by a cyber breach to a company’s banking preferences. share price.

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We deliver.
Growing alongside our clients to deliver local services at global scale
CGI has a 40-plus year tradition of investing where our clients live and work and making a positive and enduring impact wherever we have a presence. Our 71,000 professionals deliver high-quality, best-fit IT and business consulting services from hundreds of metro markets and global delivery centers around the world.

2017 ANNUAL REVIEW

Client proximity

Deeply rooted in clients' businesses and communities



CGI organizes operations within urban metro markets where clients have concentrated footprints. Our unique client proximity model empowers local teams to build strong, trusted, in-person relationships and ensure accountability for delivering client success.

Through this proximity, CGI gains deep knowledge of our clients' businesses and industries and stays attuned to market and cultural needs. It also enables us to deliver relevant, agile and innovative solutions quickly and proactively, and to grow alongside our clients.

Through the CGI Voice of Our Clients program, we speak with clients about their preferred service providers and suggestions for how to augment our metro market footprint and industry and digital capabilities. Over the past several months, we announced the following acquisitions to generate additional value for clients and greater career opportunities for our professionals.

- **Affecto**, a leading data analytics firm in Northern Europe with strong capabilities in areas such as advanced analytics, machine learning and artificial intelligence, helping to strengthen CGI's position as the provider of data-driven business services at scale (closed October 2017)
- **Collaborative Consulting** based in Boston with skills, experience and deep relationships in high-growth, in-demand digital technologies (closed November 2016)
- **CTS** (Computer Technology Solutions) headquartered in Birmingham, Alabama, with locations across key southern U.S. metropolitan areas and expertise in such areas as data analytics, application services and quality assurance (closed April 2017)
- **ECS** (eCommerce Systems) **Team** based in Denver with expertise in areas such as cloud development, collaboration and enterprise mobility (closed May 2017)
- **Summa Technologies** based in Pittsburgh with expertise in digital experience and agile software development, and a seven-time Inc. 5000 "Fastest-Growing Private Companies in America" recipient (closed August 2017)

These firms share our culture of strong client commitment and add hundreds of talented professionals to our intellectual strength around the world. CGI benefits from additional leadership capacity and local relationships, and our new and existing clients benefit from the additional depth of CGI's end-to-end capabilities and global reach.

Recognized as a best place to work

CGI's client proximity model is not only the engine behind our ability to deliver innovative results for clients, but also provides a foundation by which to create a best place to work for our team of talented professionals.

In 2017, we received the **2017 Top Employer certification** in nine countries, including Belgium, Canada, Finland, France, Germany, India, the Netherlands, Sweden and the UK. The certification is based on a rigorous survey and analysis conducted by the Top Employers Institute that evaluates employee conditions in numerous categories. CGI's highest scores came in the areas of talent strategy and culture, with CGI's UK operations ranking first among all recipients of the Top Employer UK designation.

In the United States, we received recognition across our metro markets, including the coveted **Washington Post Top Workplaces**. Also, in April, **Glassdoor**—one of the largest and fastest growing job sites—listed CGI as one of 10 "cool companies" hiring new employees.

Also read examples of how we are training the future digital workforce in the communities section on page 46.

WE DELIVER

Global delivery and expertise

Building the best network of global capabilities

At CGI, our best-fit global delivery model includes **onshore, nearshore and offshore delivery centers** that support client-proximity teams in accelerating clients' transformation. With skilled resources operating under a common governance model, centers are strategically located throughout Canada, the United States, Europe and Asia Pacific to provide the best mix of services configured to clients' needs and preferences.

Delivery centers support our full range of end-to-end services in any combination, including high-end IT and business consulting, systems integration, infrastructure, application development and management, and business process services.

In addition, we operate **industry-focused centers of excellence and emerging technology practices** to spur faster knowledge sharing, strengthen talent development, and deepen our end-to-end capabilities. Our centers focus on industry areas that are on a faster pace with digital transformation, such as consumer banking and insurance, payments, utilities, retail and consumer services, and manufacturing. Our practices focus on high-demand areas, such as cybersecurity, artificial intelligence, robotics, DevOps, analytics and the digital customer experience.

Recognition

For the fifth consecutive year, CGI's UK-based Service Desk was awarded the **5-Star SDI accreditation**. CGI is the only organization in the world to have achieved this standard for five consecutive years.

In addition, CGI received the **Agile Project of the Year 2017** from the India Agile Awards in recognition of our partnership on the **Shell SmartConnect program**.



The Security Operations Center in Helsinki, Finland



The opening of the Supply Chain Center of Excellence in Lyon, France



The Spark Lab in Lafayette, Louisiana

All of our industry centers and technology practices leverage our client-proximity model, providing clients with applied innovation, clarity of accountability, and measurable results. In 2017, examples of centers and emerging technology practices that expanded our global network included:

The opening of **Security Operations Centers** (SOCs) in France and Germany, joining a network of eight global SOCs worldwide, including those in Canada, Finland, the Netherlands, the United Kingdom and two in the United States. We also are one of only a handful of companies with three accredited security evaluation labs, and were named to the Advisory Board for the City of Los Angeles Cybersecurity Lab.

The launch of the **Supply Chain Center of Excellence** in Lyon, France, which develops new digital supply chain solutions. The showroom offers experience-based journeys, including building a collaborative platform, creating a digital customer experience, ensuring end-to-end control tower decision support, improving logistics visibility and planning, and optimizing chain-of-production performance.

Emerging technology practices, including...

- The **Next Unit** in Finland advances knowledge in such areas as augmented and virtual reality; Internet of Things; artificial intelligence, robotics and machine learning; mobile applications; and service design for multi-channel customer interaction
- The **Spark Lab** in Lafayette, Louisiana, co-located at the University of Louisiana at Lafayette's Research Park, includes the University's National Science Foundation Center for Visual Decision and Informatics research institution
- The **Digital Lab** in Stuttgart, Germany—with additional labs rolling out in Hamburg and Munich—helps clients digitally transform their software development processes, enabling them to bring innovative and high-quality applications to market faster

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2017 ANNUAL REVIEW

End-to-end services

Helping clients transform into digital enterprises end to end

We deliver high-end IT and business consulting, systems integration and outsourcing services, complemented by intellectual property solutions, to support clients in transforming into digital enterprises end to end.

- **High-end IT and business consulting and systems integration:** Through our industry expertise, strong client relationships and digital know-how, we partner with clients to provide expert advice in defining their digital strategy and roadmap, and for adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.
- **Outsourcing:** By assuming full or partial responsibility for our clients' IT and business functions, we deliver innovation, significant efficiency improvements and cost savings that allow them to improve how they operate and transform their business.
- **Intellectual property (IP):** CGI's 150+ digital business solutions support our clients' mission-critical business functions and accelerate their digital transformation. These industry and cross-industry solutions include digital-enabling software applications, reusable frameworks and innovative delivery methodologies such as Software as a Service.

Recognition

CGI ranked as a **"Leader" on IAOP®'s 2017 The Global Outsourcing 100® list**, giving CGI **"Sustained Excellence" status** for having made the list for more than five consecutive years. In addition, CGI is listed as a top company for...

- Programs for innovation
- Customer references
- Programs for corporate social responsibility
- Awards and certifications

Representative 2017 announcements

Long-term and full-service partner

CGI partners with **City of Los Angeles** to provide cloud migration and digital application services, building on three-decade relationship (see spotlight on page 24)

CGI and **Valmet** sign an agreement on global IT outsourcing

CGI awarded Passport Production contract renewal with **U.S. Department of State**

CGI selected by European data services provider **Bisnode** as "one-stop" provider of technology management services in Sweden

Handicare partners with CGI through transformational outsourcing agreement to drive its digital transformation



Driver of IT modernization

CGI awarded enterprise IT modernization contract by **Aerojet Rocketdyne** (see spotlight on page 38)

Alectra Utilities chooses CGI to transform merged IT platform

CGI selected to lead modernization of **Colorado's child welfare system**

European Commission selects CGI to oversee quality assurance and control for pan-European taxation and customs systems

Los Angeles County Office of Education selects CGI for $68.7 million IT modernization

Intellectual property/ emerging technologies

CGI announces **new SEPA instant credit transfer solution**

CGI chosen by the **Netherlands' National Police** to evolve successful digital community policing solution

CGI delivers **central market operating system** at the heart of competitive water market

CGI and its Bank partners achieve **groundbreaking interoperability between CGI Trade360 and Skuchain's blockchain platform**

CGI and **Rio Tinto** expand outsourcing partnership to include **Industry 4.0** digital transformation initiatives

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We deliver
Aerojet Rocketdyne chooses CGI as strategic supplier for enterprise IT modernization
Aeroject Rocketdyne, a world-leading provider of propulsion and energetic solutions for the aerospace and defense sectors, chose CGI in 2017 to lead the overall transition of its traditional IT systems into a modern hybrid IT environment with required security features. As part of the transition, CGI is unifying disparate technologies, simplifying mobile platforms and developing strategies for aligning IT to business objectives. In support of the transformation, CGI is providing technology, consulting services, frameworks and practices needed to secure and manage the company’s entire IT portfolio. A key solution involved is CGI Unify360, which is digitally enabling the transition and will drive cost savings, as well as enhanced security and compliance. Through CGI Unify360, the company also will benefit from increased flexibility and agility in responding to fast-changing business demands.
Aerojet Rocketdyne’s commitment to the success of its clients’ groundbreaking missions for the past 70 years has required a level of innovation unique to the IT and aerospace industry’s spirit of exploration. CGI is becoming a strategic supplier as we look toward the coming decades of exploration, innovation and technological development in support of our space and national security clients.
Mark Angelo, Vice-President of Information Technology, Aerojet Rocketdyne, El Segundo, California, United States

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2017 ANNUAL REVIEW
Operational excellence
CGI clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within budget delivery as a result of our commitment to excellence and adherence to the CGI Management Foundation (see page 7).
Made up of the CGI Constitution and our common policies, frameworks, processes, principles and measures, the Management Foundation governs our relationships with all stakeholders, fosters alignment across our global organization, and drives operational excellence and a focus on continuous improvement in all that we do.
Through the Management Foundation, CGI has a long track record of delivering the business outcomes and value our clients expect, helping to accelerate their digital success and achieve sustainable profitable growth.
CGI has been our business partner for 20 years due to its quality of service and client proximity business model. CGI is a first-class partner that is fully committed to iA Financial Group’s success. The extension and expansion of our long-term partnership will allow us to allocate more resources to our projects and spur our digital transformation, which remains a top priority for our company’s growth. CGI has in-depth knowledge of the insurance industry and extensive professional expertise that will help us enhance our competitive advantage and achieve our strategic objectives.
Guy Daneau, Senior Vice-President, Information Systems, iA Financial Group, Québec City, Canada

Leadership team

Serge Godin
Founder and Executive Chairman of the Board

George D. Schindler
President and Chief Executive Officer

Corporate Services

Julie Godin
Vice-Chair of the Board and Executive VP, Chief Planning and Administration Officer

Bernard Labelle
Senior VP, Global Human Resources

Stanley L. Sims
VP, Chief Security Officer

Guy Vigeant
Senior VP, Mergers and Acquisitions

Global Operations

CANADA

Mark Boyajian
President

Chantal Buteau
Québec City

Lisa Carroll
National Capital Region

Rick Davidson
Greater Toronto Banking and Global Wealth

Shawn R. Derby
West

Michael Godin
Greater Montréal Commercial and Public Services

Benoit Godmaire
Greater Montréal Financial Services

Marie T. MacDonald
Global Technology Operations

Jay MacIssac
Greater Toronto Commercial and Public Services

Paul Mackley
Atlantic

Ramana Rayavarapu
Services to Bell

CGI FEDERAL

Tim Hurlebaus
President

Candice Ling
Regulatory Agency Programs

Stephanie Mango
Security, Administrative, Judicial and Enforcement

Keith Quigley
Defense Programs

Dave Ralston
Government Secure Solutions, CGI Inc.

George Strader
Health and Compliance Programs

Kenyon Wells
International Diplomacy, Assistance and Commerce

U.S. COMMERCIAL AND STATE GOVERNMENT

David L. Henderson
President

Richard Bissonette
Industry Solutions

Lynne Bushey
Mid-Atlantic

Dave Delgado
West

Audrey Dunning
Great Lakes

Christopher James
Southwest

Bill Robichaud
New England

Vijay Srinivasan
South

Steven Starace
East

UNITED KINGDOM

Steve Thorn
President

David Fitzpatrick
Global Technology Operations

Michael Herron
South

Tara McGeehan
North and Energy, Utilities and Telecommunications

Neil Sadler
Greater London Area and Financial Services

Steve Thorn
Central Government

Neil Timms
Space, Defence and Intelligence

2017 ANNUAL REVIEW

François Boulanger
Executive VP, Chief Financial Officer

Stuart A. Forman
Senior VP, Global Chief Information Officer

Kevin Linder
Senior VP, Corporate Controller

Claude Marcoux
Senior VP, Engagement Assessment Services

Steve Perron
Senior VP, Finance and Treasury

Jacques Roy
Senior VP, Internal Audit

Benoit Dubé
Executive VP, Chief Legal Officer and Corporate Secretary

Arnaud David
VP, Chief Data Protection Officer

Lorne Gorber
Executive VP, Global Communications and Investor Relations

Mike Keating
Senior VP, Global Marketing and IP Strategy

Daniel Rocheleau
Executive VP, Chief Business Engineering Officer

NORTHERN EUROPE

Heikki Nikku
President

Pär Fors
Sweden

Tom Hauge
Norway

Michael Hermansen
Denmark

Leena-Mari Lähteenmaa
Global Technology Operations

Bartlomiej Nieścierowicz
Poland, Lithuania and Latvia

Martti Reilander
Advanced Analytics Solutions

Tapio Volanen
Finland and Estonia

FRANCE, LUXEMBOURG AND MOROCCO

Jean-Michel Baticle
President

Clément Bernard
Innovation Center of Excellence

Philippe Bouron
Business Consulting

Fabien Debû
East

Laurent Gerin
South

Stéphane Jaubert
Consumer Packaged Goods, Retail and Manufacturing

David Kirchhoffer
Financial Services and Luxembourg

Daniel Lecerf
North

Gilles Le Franc
West

Michel Malhomme
France and Morocco Global Delivery Centers

Pierre-Dominique Martin
Transportation, Public Sector and Human Resources

Sassan Mohseni
Energy, Utilities and Telecommunications

EASTERN, CENTRAL AND SOUTHERN EUROPE

Doug McCuaig
President

Dirk de Groot
Netherlands

Pavel Malinek
Czech Republic, Slovakia and Eastern Europe

Olivier Spreafico
Southern Europe and Brazil

Torsten Straß
Germany

Frank van Nistelrooij
Services to Shell

Ben Vicca
Belgium

ASIA PACIFIC GLOBAL DELIVERY CENTERS OF EXCELLENCE

George Mattackal
President

Rakesh Aerath
Financial Services Delivery Center

Mark Aston
South East Asia

Gopal Chhetri
Multi-Industry and Government Delivery Center

Jennifer Mecherippady
Solutions Delivery Center

Suprio Sengupta
Global Technology Operations

Sudhir Subbaraman
Communications, Media and Utilities Delivery Center

AUSTRALIA

Robert Dewar
Brisbane
Hobart
Melbourne
Sydney

Global footprint


1
2

1 NORTH AMERICA

CANADA

Alberta
Calgary
Edmonton

British Columbia
Burnaby
Victoria

New Brunswick
Fredericton
Moncton

Nova Scotia
Halifax

Ontario
Markham
Mississauga
Ottawa
Toronto

Prince Edward Island
Stratford

Quebec
Gatineau
Montréal
Québec City
Saguenay
Shawinigan
Sherbrooke

Saskatchewan
Regina
Saskatoon

UNITED STATES

Alabama
Birmingham
Huntsville
Mobile
Troy

Alaska
Juneau

Arizona
Phoenix
Sierra Vista
Tempe
Tucson

California
Los Angeles
Oakland
Sacramento
San Diego
San Francisco
West Sacramento

Colorado
Denver

Connecticut
Gales Ferry
Hartford

District of Columbia

Florida
Jacksonville
Tampa

Georgia
Albany
Atlanta

Illinois
Fairview Heights

Kentucky
Frankfort

Louisiana
Lafayette

Maine
Waterville

Maryland
Annapolis Junction
Baltimore
Lexington Park

Massachusetts
Burlington

Michigan
Lansing

Minnesota
Minneapolis

New Jersey
Cranford
Hamilton Township

New York
Albany
Buffalo
New York City

Nevada
Las Vegas

North Carolina
Charlotte
Fayetteville

Ohio
Athens
Cleveland
Columbus

Oklahoma
Edmond
Lawton

Pennsylvania
Philadelphia
Pittsburgh
Plymouth Meeting

South Carolina
Columbia
North Charleston

Tennessee
Chattanooga
Nashville

Texas
Austin
Belton
Dallas
Fort Worth
Houston
San Angelo
San Antonio

Virginia
Arlington
Fairfax
Lebanon
Manassas
Norfolk
Richmond
Sterling

Washington
Seattle

Wisconsin
Wausau

2 SOUTH AMERICA

BRAZIL

Mogi das Cruzes
São Paulo

3 EUROPE

BELGIUM

Brussels

CZECH REPUBLIC

Brno
Ostrava
Prague

DENMARK

Aalborg
Aarhus
Ballerup
Kolding

2017 ANNUAL REVIEW


3
4
5
6

A strong local presence with 400 proximity business units and project offices

ENGLAND
Birmingham
Bristol
Chelmsford
Gloucester
Leatherhead
London
Manchester
Milton Keynes
Reading

ESTONIA
Tallinn
Tartu

FINLAND
Espoo
Hämeenlinna
Helsinki
Joensuu
Jyväskylä
Kouvola
Kuopio
Lahti
Lappeenranta
Mikkeli
Oulu
Pori
Riihimäki
Tampere
Tornio
Turku
Vaasa

FRANCE
Aix-en-Provence
Amiens
Bordeaux
Brest
Clermont-Ferrand
Grenoble
Le Mans
Lille
Limoges
Lyon
Montpellier
Nantes
Nice
Niort
Orléans
Paris
Pau
Rennes
Saint-Denis
Strasbourg
Toulouse

GERMANY
Berlin
Bremen
Cologne
Darmstadt
Düsseldorf
Erfurt
Hamburg
Karlsruhe
Leinfelden-Echterdingen
Mannheim
München
Sulzbach (Taunus)
Wolfsburg

ITALY
Frascati

LATVIA
Riga

LITHUANIA
Vilnius

LUXEMBOURG
Bertrange

NETHERLANDS
Arnhem
Eindhoven
Groningen
Hoofddorp
Maastricht
Rotterdam

NORWAY
Bergen
Grålum
Haugesund
Oslo
Stavanger
Tønsberg

POLAND
Krakow
Poznan
Warsaw
Wroclaw

PORTUGAL
Lisbon
Odivelas
Porto
Sacavém
Sintra

SCOTLAND
Aberdeen
Edinburgh
Glasgow
Newtown St Boswells

SLOVAKIA
Bratislava

SPAIN
Madrid
Málaga

SWEDEN
Borlänge
Bromölla
Eskilstuna
Gällivare
Gävle
Göteborg
Härnösand
Jönköping
Kalmar
Karlskrona
Karlstad
Kiruna
Linköping
Luleå
Malmö
Norrköping
Örebro
Örnsköldsvik
Oskarshamn
Östersund
Skara
Skellefteå
Stockholm
Sundsvall
Umeå
Västerås

WALES
Bridgend
St Asaph

4 AFRICA

MOROCCO
Casablanca
Fez
Rabat

5 ASIA

INDIA
Bangalore
Chennai
Hyderabad
Mumbai

MALAYSIA
Kuala Lumpur

PHILIPPINES
Manila

6 AUSTRALIA

Brisbane
Hobart
Melbourne
Sydney

44

Our
communities CGI members volunteering with Habitat for Humanity Toronto
Working together to build strong communities
CGI strives to be recognized by our communities as a caring and responsible corporate citizen. This is one of the top strategic goals for the company, and corporate social responsibility is one of our six values.
From delivering sustainable services and solutions, to donating our time and talent, CGI professionals work tirelessly to strengthen the communities thatwe —and our clients—call home.
Creating services and solutions that benefit clients and those in their care
Across industries, we partner with clients to deliver services and solutions that drive environmental and social sustainability, make cities smarter and improve the lives of citizens.
Here are 2017 examples that illustrate how CGI combines innovative digital solutions with our community commitment to benefit organizations and those in their care.
Eversight connects stakeholders during the time-critical donation and transplant process
Eversight is a not-for-profit organization with a mission to restore sight and prevent blindness through the healing power of donation, transplants and research. Eversight relies on CGI Notify, a digital tool that sends and tracks notifications, as a communication channel to ensure that staff and stakeholders are informed of all facets of tissue recovery, transport and transplant processes—when time is the critical factor.
Eversight chose CGI Notify to interact with its nationwide network of professionals who coordinate donated eye tissue recovery, transport and storage. It also transmits and confirms receipt of important information, and automatically escalates non-responsive teams to alternatives.

45

2017 ANNUAL REVIEW
Chabla mobile service enables the deaf community to converse by phone with anyone at anytime
In partnership with Chabla, CGI designed a mobile service to connect deaf individuals with interpreters around the world, allowing them to pick up the phone and converse with anyone quickly and easily. For a deaf person, connecting with friends and family over the phone was not possible prior to the Chabla app.
This first-of-its-kind application provides users with 24/7 global access to online interpretation services in multiple languages. Deaf individuals also have access to their own in-app phone number so others can call them. Without the Chabla app, it is literally impossible for a person who does not know sign language to call a deaf person. I’ve personally experienced this many times. Through our partnership with CGI, we developed a digital solution with an application that doesn’t merely enable communication, but significantly empowers the deaf community.
Signmark (Marko Vuoriheimo),
Founder, Chabla, Helsinki, Finland
Transforming food management and distribution
Food service providers are challenged with meeting the demands for fresh, delicious, versatile, healthy and cost-efficient meals while also providing information about their products to customers and regulatory agencies. CGI’s Aromi solution offers powerful planning tools to food service providers so they can concentrate on food and not logistics. Aromi helps clients maintain their own menus, product data, vendors and recipes, while receiving valuable information, including real-time cost, sustainability and nutrition details. It also has features that reduce food waste in the production process.
Burgernet: New digital technologies get citizens more involved in police work
The Dutch Police asked CGI to build and maintain the next generation of a digital community policing solution: Burgernet 2.0. The solution provides citizens, municipalities and the police with a digital collaboration platform to work together to combat crime and enhance the safety of local communities. Burgernet is a virtual citizens’ network that allows a police control room operator to send mobile alerts to participating citizens related to suspicious or criminal activity, such as a missing person, reported burglary or stolen vehicle. Through these alerts, Burgernet participants receive the details of an incident so that they can be vigilant and report any information they might have. With this digitally enhanced system, the police can expand their network and improve communications, including adding social media capabilities to support the real-time exchange of photos and videos, and integrating digital messaging boards along major transportation routes.

46

Our COmmunities
Putting CGI’s innovative spirit into action to benefit our communities
We take the skills required to be a leading IT services company— problem solving, creativity and commitment—and put them to work to make a positive difference. Here are some representative examples of how CGI professionals contributed to the well-being of our communities in 2017.
Creating quality jobs and building the future digital workforce
Developer Schools: In France and the Czech Republic, CGI offers intensive development programs to help new university graduates, as well as individuals with a firm grasp on IT, hone and develop the skills needed to succeed. In France, CGI seeks to recruit this year 180 members through U’DEV (developer university), which launched in September 2017. In the Czech Republic, CGI hosts IT training “boot camps” for an intensive five-month program, with graduates offered full-time jobs with CGI upon completion.
Future Talent Program: In Finland, the Future Talent Program offers hundreds of “traineeships” each year for a duration of 4-5 months. Each trainee is assigned an experienced sponsor to support and guide them during the program. In addition to versatile work assignments, the program provides expert training, familiarization with CGI activities, career opportunities and client visits.
Sponsored degree apprenticeship:
In the UK, CGI offers a number of apprenticeships that enable talented students to gain a degree debt-free while embarking on their professional careers. The program offers students a mix of university time and work days where they work on projects across CGI’s UK business, making significant contributions within their roles.
The 2017 graduates of the CGI Collaborative programs: In the U.S., CGI’s seven onshore delivery centers Degree Apprenticeship initiative in the foster strong partnerships between industry, government and education. UK, which is a three-year program These centers have become expert in building partnerships with local combining work at CGI with studies at universities, technical institutes and workforce development agencies to the University of Winchester. help develop a highly trained IT workforce.
Women of CGI: CGI’s grassroots network of women professionals across our global operations help women at CGI connect with one another and build their careers. Organized into self-led local chapters, the groups host social events, panel discussions, community service events and career building seminars. Through these groups, CGI members serve as ambassadors to serving women within CGI and their communities.

47

2017 ANNUAL REVIEW
Walking together toward better health
The Walk Around the World is an annual event that encourages CGI members to walk together on the same day as a sign of our shared commitment to health and well-being. After more than 300 million steps together, this year marked the event’s 10th anniversary. To commemorate the milestone, CGI invited clients and representatives from community organizations to walk with us. Together, we were a symbol of the CGI spirit and our commitment to health within our local communities around the world.
Montréal, Canada
Québec City, Canada
CGI was selected within top indices that cover the world’s most sustainable companies, including:
• RobecoSAM and S&P Dow Jones Sustainability Indices
Bordeaux, France • MSCI
• FTSE4Good Index Series
In addition, CGI continued to improve its position with respect to the Carbon Disclosure Project in recognition for taking further steps to effectively reduce emissions, indicating more advanced Hyderabad, India environmental stewardship.

48

Our COmmunities
Dream Connectors
Making a difference in our communities around the world
The CGI Dream Connectors program deepens our commitment to serving our communities. In this inaugural year, after a company-wide vote, seven projects were selected to receive CGI support, which included access to IT, facilities and funding, as well as the strength of member volunteers.
Here is an overview of the projects that were completed during 2017—which included 500 members volunteering more than 5,200 hours of their time.
Canada
Supporting Habitat for Humanity by building an end-to-end customer relationship management solution, and helping to build homes
The work being done will impact all of our stakeholders in a positive way and will directly impact our ability to help more families who need our support in our community. We are greatly appreciative of the commitment and professionalism CGI has shown us during this process. We are truly thankful.
Rob Lee, Vice-President of ReStores, Habitat for Humanity Toronto
Finland
Developing the Helping Hand app to help the Finnish Association for Mental Health match volunteers to people in need
France
Training CGI members to become coaches for young job seekers in partnership with the organization Rézo City
Rézo City helped me discover my career goals and visualize how to accomplish them. The coaches really listened to us and were very approachable.
Tanrhori Smael, a trainee benefitting from the program (more than half of the candidates have found employment)
India
Supporting better access to education through donations, volunteer hours and facility improvements at Gowdihalli village primary school
Portugal
Building a database and supporting facility improvements for the Mimar Association’s Mimar House in Portugal, which shelters young children from at risk environments
CGI’s support by providing a new car for driving the children and by upgrading the home and play garden to a safer environment has been of the utmost importance to help the children discover that the world is much bigger than us and to feel safe and secure. From all of them, thank you CGI and all members inside CGI for taking us outside.
Sofia Pombo e Costa, Mimar Association President
United Kingdom
Teaching children about Internet safety
United States
Holding nine STEM (science, technology, Learn more at engineering and math) camps in cgi.com/dream- six communities reaching 450 students connectors.

2017 ANNUAL REVIEW
CAPITAL MARKETS
Client and CGI insights perspectives on digital transformation
STATE AND LOCAL GOVERNMENT
2017 CGI Client Global Insi Client insights
An outlook on trends and priorities based on and CGI with business and technology executives ar perspectives transformation on digital
2017 CGI Client Global Insights
An outlook on trends and priorities based on in-person conversations with business and technology executives around the world
RETAIL AND CONSUMER SERVICES
Client and CGI insights on perspectives digital transformation
2017 CGI Client Global Insights
An outlook on trends and priorities based on in-person conversations with business and technology executives around the world
CGI Client Global Insights
Turning insights into investments that drive client innovation
The 2017 CGI Client Global Insights demonstrate an increased urgency among business and IT leaders to transform to meet the digital expectations of their customers and citizens. The insights also reveal that organizations are at a pivot point in their digital transformation, with executives moving from planning to execution of their digital strategies.
The insights are based on findings from in-person discussions with 1,300 business and IT leaders across 10 industries and 17 countries to identify the trends affecting their organizations and the implications for their business. They are shared through a series of industry reports to provide valuable perspectives and actionable counsel to drive forward clients’ future strategies and investments.
Request your copy at cgi.com/globalinsights.

Founded in 1976, CGI is one of the largest IT and business consulting services firms in the world. Operating in hundreds of locations across the globe, CGI professionals help clients to achieve their goals, including becoming customer-centric digital organizations. We deliver an end-to-end portfolio of capabilities, from high-end IT and business consulting to systems integration, outsourcing services and intellectual property solutions that help accelerate clients’ results.
CGI works with clients around the world through a unique client proximity model complemented by a global delivery center of excellence network to help clients accelerate results, transform their organizations and drive competitive advantage.
cgi.com
© 2017 CGI Group Inc.
Aromi, BioIgnition, CGI, CGI Advantage, CGI Collections360, CGI CommunityCare360, CGI Notify, CGI ProperPay, CGI Retail Xp360, CGI Trade360, CGI Unify360, CGI Wealth360, Experience the commitment, HotScan, Momentum, Ratabase and Sm@rtering are trademarks or registered trademarks of CGI Group Inc. or its related companies. IAOP and The Global Outsourcing 100 are registered trademarks of IAOP. Microsoft and HoloLens are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries.

CGI Group Inc.

2017 Annual Report

CGI’s 2017 Annual Report is comprised

of two separate volumes:

Volume 1: 2017 Annual Review

&

Volume 2: Fiscal 2017 Results

Volume 2 of the Annual Report

follows this page.

(this page does not part of the Annual Report)

FISCAL
2017
RESULTS
Local experts. Global insights.

CONTENTS
1 Management’s Discussion and Analysis
59 Management’s and Auditors’ Reports
63 Consolidated Financial Statements 121 Shareholder Information

FISCAL 2017 RESULTS

Management’s Discussion and Analysis

November 8, 2017

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2017 and 2016. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this MD&A and in other public disclosure documents filed with the Canadian securities regulatory authorities (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 10 – Risk Environment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP and Key Performance Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.
•

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding certain items not considered by management to be part of our day to day operations. By excluding these items, it provides a better evaluation of operating performance using the same measures as management. Management believes that, as a result, investors are afforded greater transparency in assessing the true operational performance of the Company, and that it also provides better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•

Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3 of the present document.

Liquidity	•

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our Company’s strategy.

•

Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection and healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

FISCAL 2017 RESULTS

Growth	•

Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•

Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing twelve-month period. Management believes that a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•

Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

•

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance our operations and to assess the Company’s financial strength. We believe that this metric is useful to investors for the same reasons.

•

Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters’ average equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth. We believe that this measure is useful to investors for the same reasons.

•

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting segments

The Company’s operations are managed through the following seven operating segments, referred to as our Strategic Business Units, namely: United States of America (U.S.); Nordics; Canada; France (including Luxembourg and Morocco) (France); United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); and Asia Pacific (including Australia, India and the Philippines) (Asia Pacific). Please refer to sections 3.4, 3.6, 5.3 and 5.4 of the present document and to note 28 of our audited consolidated financial statements for additional information on our segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MD&A Objectives and Contents

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	8
2. Highlights and Key Performance Measures	A summary of key highlights during the year, the past three years’ key performance measures, and CGI’s stock performance.
	2.1. Fiscal 2017 Year-Over-Year Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	10
	2.3. Stock Performance	11
	2.4. Investments in Subsidiaries	12
	2.5. Subsequent Event	13
3. Financial Review

A discussion of year-over-year changes to financial results between the years ended September 30, 2017 and 2016, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	14
	3.2. Foreign Exchange	15
	3.3. Revenue Distribution	16
	3.4. Revenue by Segment	17
	3.5. Operating Expenses	19
	3.6. Adjusted EBIT by Segment	20
	3.7. Earnings Before Income Taxes	21
	3.8. Net Earnings and Earnings Per Share	23

FISCAL 2017 RESULTS

Section	Contents	Pages
4. Liquidity

A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization ratio, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	25
	4.2. Capital Resources	28
	4.3. Contractual Obligations	29
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Capital Resources and Liquidity	30
	4.6. Off-Balance Sheet Financing and Guarantees	30
	4.7. Capability to Deliver Results	31
5. Fourth Quarter Results

A discussion of year-over-year changes to the unaudited operating results between the three months ended September 30, 2017 and 2016, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating, investing and financing activities.

	5.1. Bookings and Book-to-Bill Ratio	32
	5.2. Foreign Exchange	33
	5.3. Revenue by Segment	34
	5.4. Adjusted EBIT by Segment	37
	5.5. Net Earnings and Earnings Per Share	39
	5.6. Consolidated Statements of Cash Flows	41
6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	43
7. Changes in Accounting Policies	A summary of the future accounting standard changes.	45
8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	47
9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	50
10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	51
	10.2. Legal Proceedings	58

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest independent Information Technology (IT) and business consulting services firms in the world. CGI delivers an end-to-end portfolio of capabilities, including high-end IT and business consulting, systems integration, and outsourcing. CGI’s Intellectual Property (IP) solutions, combined with in-depth industry expertise, a unique client proximity and best-fit global delivery network enable CGI to partner with clients around the world to accelerate results, transform their organizations, and drive competitive advantage. The Company employs approximately 71,000 professionals worldwide.

End-to-end services and solutions

CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

•

High-end IT and business consulting and systems integration: CGI helps clients create their digital strategy and roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

•

Outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver innovation, significant efficiency improvements, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long-term in nature, with a typical duration of five to ten or more years, allowing our clients to reinvest savings, further driving investments in their digital transformations.

Deep industry expertise

CGI has long standing and focused practices in all of our core industries, providing clients with a partner that is not only an expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt with shifts in consumer and citizen expectations and market dynamics and, in the process, allows us to evolve the services and solutions we deliver within those industries.

Our targeted industries include: government, financial services, health, utilities, communications, oil & gas, manufacturing, retail & consumer services, transportation and post & logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; financial services; health; communications & utilities; and manufacturing, retail & distribution (MRD).

As the move toward digitalization continues across industries, CGI partners with clients to help guide them in becoming customer-centric digital organizations.

Digital IP solutions

CGI’s comprehensive portfolio of IP solutions supports our clients’ mission-critical business functions and accelerates their digital transformation. We offer more than 150 IP-based solutions for the industries we serve, as well as cross-industry solutions. These solutions include digital-enabling software applications, reusable frameworks and innovative delivery methodologies such as Software as a Service.

Applied innovation

CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. Through our day-to-day project engagements as well as global programs and investments, CGI partners with clients to deliver practical innovations that are replicable, scalable, and deliver measurable results. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster with reduced risk and enduring results.

FISCAL 2017 RESULTS

Quality processes

CGI clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies. We not only have a vision, but also a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing this dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

Pillar 1: Smaller contract wins, renewals and extensions

Pillar 2: Large, long-term outsourcing contracts

Pillar 3: Small firm or niche player acquisitions

Pillar 4: Large, transformational acquisitions

The first two pillars relate to driving profitable organic growth through the pursuit of contracts - both large and small - with new and existing clients in our targeted industries.

The last two pillars focus on growth through niche and large acquisitions. We identify niche acquisitions through a strategic qualification process that systematically searches for targets to strengthen our local proximity in metro markets, our industry expertise and enhance our services and solutions. We also pursue large acquisitions to further expand our geographic presence and critical mass, which enables us to compete for large outsourcing contracts and broaden our client relationships. CGI will continue to be a consolidator in the IT services industry.

Executing our strategy

CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

•

Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI professionals speak our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

•

Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

•

Committed experts: One of our key strategic goals is to be our clients’ expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and technology expertise, particularly in high-demand areas, such as agile services, DevOps, artificial intelligence and robotics, cloud, cybersecurity, blockchain, data analytics and the Internet of Things. In addition, more than 80% of CGI professionals are also shareholders, providing an added level of commitment to the success of our clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery.

1.3. COMPETITIVE ENVIRONMENT

In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now recognized as a driver of business transformation. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We’re working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players; from niche companies providing specialized services and software, to global, end-to-end IT service providers, to large consulting firms. All of these players are competing to deliver some or all of the services we provide. Many factors distinguish the industry leaders, including the following:

•	Depth and breadth of industry and technology expertise;

•	Consistent, on-time, within-budget delivery everywhere the client operates;

•	Total cost of services and value delivered;

•	Breadth of digital IP solutions;

•	Ability to deliver practical innovation for measurable results;

•	Global, nearshore and onshore delivery network options; and

•	Local presence and strength of client relationships.

CGI compares very favourably with the competition with respect to all of these factors. We’re not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. As the market dynamics and industry trends continue to increase demand for enterprise solutions from global, end-to-end IT and business consulting services firms, CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise needs.

FISCAL 2017 RESULTS

2.	Highlights and Key Performance Measures

2.1. FISCAL 2017 YEAR-OVER-YEAR HIGHLIGHTS

•	Revenue of $10.8 billion, up 1.5%, or 4.3% in constant currency;

•	Adjusted EBIT of $1,586.6 million, up $26.3 million;

•	Adjusted EBIT margin of 14.6%, stable;

•	Net earnings of $1,035.2 million, down $33.5 million;

•	Net earnings excluding specific items[1] of $1,107.0 million, up $25.5 million;

•	Net earnings margin of 9.5%, down 50 basis points;

•	Net earnings margin excluding specific items[1] of 10.2%, up 10 basis points;

•	Diluted EPS of $3.41, down 0.3%;

•	Diluted EPS excluding specific items[1] of $3.65, up 5.5%;

•	Bookings of $11.3 billion, or 104% of revenue;

•	Backlog of $20.8 billion, down $80.5 million; and,

•	Cash provided by operating activities of $1,358.6, or 12.5% of revenue.

[1]	Specific items include the acquisition-related and integration costs, restructuring costs, both net of tax, which are discussed in sections 3.7.1. and 3.7.2. of the present document.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2017	2016	2015	Change 2017 / 2016	Change 2016 / 2015
In millions of CAD unless otherwise noted
Growth
Revenue	10,845.1	10,683.3	10,287.1	161.8	396.2

Year-over-year revenue growth	1.5%	3.9%	(2.0%)	(2.4%)	5.9%

Constant currency year-over-year revenue growth	4.3%	0.2%	(4.0%)	4.1%	4.2%

Backlog	20,813	20,893	20,711	(80)	182

Bookings	11,284	11,731	11,640	(447)	91

Book-to-bill ratio	104.1%	109.8%	113.2%	(5.7%)	(3.4%)
Profitability
Adjusted EBIT	1,586.6	1,560.3	1,457.3	26.3	103.0

Adjusted EBIT margin	14.6%	14.6%	14.2%	—%	0.4%

Net earnings	1,035.2	1,068.7	977.6	(33.5)	91.1

Net earnings margin	9.5%	10.0%	9.5%	(0.5)%	0.5%

Diluted EPS (in dollars)	3.41	3.42	3.04	(0.01)	0.38

Net earnings excluding specific items	1,107.0	1,081.5	1,005.1	25.5	76.4

Net earnings margin excluding specific items	10.2%	10.1%	9.8%	0.1%	0.3%

Diluted EPS excluding specific items (in dollars)	3.65	3.46	3.13	0.19	0.33
Liquidity
Cash provided by operating activities	1,358.6	1,333.1	1,289.3	25.5	43.8

As a % of revenue	12.5%	12.5%	12.5%	—%	—%

Days sales outstanding	47	44	44	3	—
Capital structure
Net debt	1,749.4	1,333.3	1,779.6	416.1	(446.3)

Net debt to capitalization ratio	21.5%	15.8%	21.7%	5.7%	(5.9)%

Return on equity	16.1%	17.2%	17.7%	(1.1)%	(0.5)%

Return on invested capital	13.7%	14.2%	14.1%	(0.5)%	0.1%
Balance sheet
Cash and cash equivalents, and short-term investments	165.9	596.5	305.3	(430.6)	291.2

Total assets	11,396.2	11,693.3	11,787.3	(297.1)	(94.0)

Long-term financial liabilities[1]	1,821.9	1,765.4	1,896.4	56.5	(131.0)

[1]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

FISCAL 2017 RESULTS

2.3. STOCK PERFORMANCE

2.3.1. Fiscal 2017 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)

Open:	62.14

High:	69.22

Low:	60.61

Close:	64.70

CDN average daily trading volumes[1]:	928,613

NYSE	(USD)

Open:	47.28

High:	53.65

Low:	45.73

Close:	51.87

NYSE average daily trading volumes:	176,297

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.3.2. Normal Course Issuer Bid (NCIB)

On February 1, 2017, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 21,190,564 Class A subordinate voting shares, representing 10% of the Company’s public float as of the close of business on January 25, 2017. Class A subordinate voting shares may be purchased for cancellation under the current NCIB commenced on February 6, 2017 until the earlier of February 5, 2018 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2017, the Company purchased for cancellation 19,929,268 Class A subordinate voting shares for approximately $1,246.7 million at an average price of $62.55 under the previous and current NCIB. The purchased shares included 4,854,368 Class A subordinate voting shares purchased for cancellation from Caisse de dépôt et de placement du Québec (CDPQ) for cash consideration of $300.0 million. In accordance with the Toronto stock exchange rules, this purchase is considered in the annual aggregate limit that the Company is entitled to purchase for cancellation under the current NCIB. As at September 30, 2017, all of these Class A subordinate voting shares were cancelled and paid.

As at September 30, 2017, the Company could purchase up to 7,358,996 Class A subordinate voting shares for cancellation, under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 3, 2017:

Capital Stock and Options Outstanding	As at November 3, 2017

Class A subordinate voting shares	254,370,913

Class B multiple voting shares	32,852,748

Options to purchase Class A subordinate voting shares	14,897,339

2.4 INVESTMENTS IN SUBSIDIARIES

During the year ended September 30, 2017, the Company wholly acquired four consulting companies:

•     On November 3, 2016, the Company acquired all units of Collaborative Consulting, LLC, a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts;

•     On April 19, 2017, the Company acquired all outstanding shares of Computer Technology Solutions, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Birmingham, Alabama;

•     On May 12, 2017, the Company acquired all outstanding shares of eCommerce Systems, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Denver, Colorado; and,

•     On August 22, 2017, the Company acquired all outstanding shares of Summa Technologies, Inc., a high-end IT consulting company with expertise in digital experience and agile software development, headquartered in Pittsburgh, Pennsylvania.

These companies increase CGI’s workforce by approximately 1,000 professionals and, together, generate annual revenues of approximately US$182 million. These companies were acquired for a total purchase price of $307.1 million (US$230.2 million).

These acquisitions will complement CGI’s proximity model and further strengthen the Company’s global capabilities across several in-demand digital transformation areas. Please refer to note 26 of our audited consolidated financial statements for additional information on our investments in subsidiaries.

FISCAL 2017 RESULTS

2.5 SUBSEQUENT EVENT

On October 6, 2017, the Company acquired 94.8% of the outstanding shares of Affecto Plc (Affecto), a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland for a total purchase price of $137.4 million (€93.4 million). This acquisition adds more than 1,000 professionals and annualized revenues of approximately €110 million to the Company. On October 10, 2017, the Company submitted an application to initiate statutory squeeze-out proceedings in order to complete the redemption of the shares held by the remaining shareholders of Affecto.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3. Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year ended September 30, 2017 were $11.3 billion representing a book-to-bill ratio of 104.1%. The breakdown of the new bookings signed during the year is as follows:

Contract Type			Service Type			Segment				Vertical Market

A.	Extensions and renewals	58%	A.	System integration and consulting	52%	A. B.	U.S. Nordics	34 15	% %	A. B.	Government MRD	36 24	% %
						C.	France	15%		C.	Financial Services	21%
B.	New business	42%	B.	Management of IT and business functions	48%	D. E.	Canada ECS	14 11	% %	D.	Communications & utilities	13%
						F.	U.K.	10%		E.	Health	6%
						G.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2017	Book-to-bill ratio for the year ended September 30, 2017
Total CGI	11,284,444	104.1%

U.S.	3,862,364	123.8%

Nordics	1,723,831	103.4%

Canada	1,627,079	92.9%

France	1,668,325	104.6%

U.K.	1,131,449	79.9%

ECS	1,175,816	100.7%

Asia Pacific	95,580	74.1%

FISCAL 2017 RESULTS

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2017	2016	Change

U.S. dollar	1.2509	1.3121	(4.7%)

Euro	1.4782	1.4747	0.2%

Indian rupee	0.0192	0.0197	(2.5%)

British pound	1.6770	1.7076	(1.8%)

Swedish krona	0.1534	0.1531	0.2%

Australian dollar	0.9809	1.0061	(2.5%)

Average foreign exchange rates
For the years ended September 30,	2017	2016	Change

U.S. dollar	1.3140	1.3255	(0.9%)

Euro	1.4511	1.4722	(1.4%)

Indian rupee	0.0200	0.0198	1.0%

British pound	1.6650	1.8876	(11.8%)

Swedish krona	0.1507	0.1574	(4.3%)

Australian dollar	1.0013	0.9760	2.6%

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

	Service Type				Client Geography			Vertical Market

A.	Management of IT and business functions		53%	A.	U.S.	29%	A.	Government	33%
	1. IT services	43%		B.	Canada	16%	B.	MRD	23%
	2. Business process services	10%		C.	France	14%	C.	Financial services	22%
				D.	U.K.	13%	D.	Communications & utilities	15%
B.	System integration and consulting		47%	E.	Sweden	7%	E.	Health	7%
				F.	Finland	6%
				G.	Rest of the world	15%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.0% of our revenue for fiscal 2017 as compared to 13.2% in fiscal 2016.

FISCAL 2017 RESULTS

3.4. REVENUE BY SEGMENT

Our seven segments are reported based on where the client’s work is delivered from – our geographic delivery model.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2017 and fiscal 2016. The fiscal 2016 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,845,066	10,683,264	161,802	1.5%
Variation prior to foreign currency impact	4.3%

Foreign currency impact	(2.8% )
Variation over previous period	1.5%

U.S.

Revenue prior to foreign currency impact	3,057,628	2,878,661	178,967	6.2%

Foreign currency impact	(29,273)
U.S. revenue	3,028,355	2,878,661	149,694	5.2%

Nordics

Revenue prior to foreign currency impact	1,625,526	1,651,322	(25,796)	(1.6%)

Foreign currency impact	(47,643)
Nordics revenue	1,577,883	1,651,322	(73,439)	(4.4%)

Canada

Revenue prior to foreign currency impact	1,606,252	1,536,331	69,921	4.6%

Foreign currency impact	(752)
Canada revenue	1,605,500	1,536,331	69,169	4.5%

France

Revenue prior to foreign currency impact	1,585,155	1,444,966	140,189	9.7%

Foreign currency impact	(25,286)
France revenue	1,559,869	1,444,966	114,903	8.0%

U.K.

Revenue prior to foreign currency impact	1,464,181	1,431,739	32,442	2.3%

Foreign currency impact	(177,481)
U.K. revenue	1,286,700	1,431,739	(145,039)	(10.1%)

ECS

Revenue prior to foreign currency impact	1,206,541	1,198,854	7,687	0.6%

Foreign currency impact	(12,132)
ECS revenue	1,194,409	1,198,854	(4,445)	(0.4%)

Asia Pacific

Revenue prior to foreign currency impact	593,131	541,391	51,740	9.6%

Foreign currency impact	(781)
Asia Pacific revenue	592,350	541,391	50,959	9.4%

For the year ended September 30, 2017, revenue was $10,845.1 million, an increase of $161.8 million, or 1.5% over the same period last year. On a constant currency basis, revenue increased by 4.3%. Foreign currency rate fluctuations unfavourably impacted our revenue by $293.3 million or 2.8%. The increase in revenue was primarily due to the improving market demand for our services and solutions translating to higher work volumes and new business across most segments, as well as recent business acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4.1. U.S.

For the year ended September 30, 2017, revenue in our U.S. segment was $3,028.4 million, an increase of $149.7 million or 5.2% over the same period last year. On a constant currency basis, revenue increased by $179.0 million or 6.2%. The increase was driven by revenue associated with recent business acquisitions, growth in the US Federal market and an increase in IP services and solutions revenue. This was partly offset by lower work volumes in the state and local government market, in part due to the successful completion of a large program.

On a client geographic basis, the top two U.S. vertical markets were government and financial services, generating revenues of approximately $2,357 million for the year ended September 30, 2017.

3.4.2. Nordics

For the year ended September 30, 2017, revenue in our Nordics segment was $1,577.9 million, a decrease of $73.4 million or 4.4% over the same period last year. On a constant currency basis, revenue decreased by $25.8 million or 1.6%. The change in revenue was mainly due to the expiration of certain infrastructure outsourcing contracts and decreased work volume in Denmark. This was partly offset by growth primarily within the financial services vertical market in Finland.

On a client geographic basis, the top two Nordics vertical markets were MRD and government, generating revenues of approximately $1,064 million for the year ended September 30, 2017.

3.4.3. Canada

For the year ended September 30, 2017, revenue in our Canada segment was $1,605.5 million, an increase of $69.2 million or 4.5% compared to the same period last year. The increase in revenue was mainly the result of an increase in new and existing business primarily within the financial services and government vertical markets, as well as the ramping up of new outsourcing contracts in the MRD vertical market. This was partly offset by the expiration of certain infrastructure outsourcing contracts and the increased use of our offshore global delivery centers in Asia Pacific.

On a client geographic basis, the top two Canada vertical markets were financial services and communication & utilities, generating revenues of approximately $1,073 million for the year ended September 30, 2017.

3.4.4. France

For the year ended September 30, 2017, revenue in our France segment was $1,559.9 million, an increase of $114.9 million or 8.0% over the same period last year. On a constant currency basis, revenue increased by $140.2 million or 9.7%. The increase in revenue was mainly due to the increase in new and existing business within the MRD vertical market, the increased work volume within the government and financial services vertical markets and, to a lesser extent, a prior year’s business acquisition.

On a client geographic basis, the top two France vertical markets were MRD and financial services, generating revenues of approximately $1,038 million for the year ended September 30, 2017.

3.4.5. U.K.

For the year ended September 30, 2017, revenue in our U.K. segment was $1,286.7 million, a decrease of $145.0 million or 10.1% over the same period last year. On a constant currency basis, revenue increased by $32.4 million or 2.3%. The increase in revenue was mainly due to growth in the government and communication & utilities vertical markets as well as the favourable renegotiation of a loss making contract in Q1 2017. This was partly offset by projects completed in fiscal 2017 and the favourable impact of the sale of additional equipment in Q4 2016.

On a client geographic basis, the top two U.K. vertical markets were government and communication & utilities, generating revenues of approximately $986 million for the year ended September 30, 2017.

FISCAL 2017 RESULTS

3.4.6. ECS

For the year ended September 30, 2017, revenue in our ECS segment was $1,194.4 million, a decrease of $4.4 million or 0.4% over the same period last year. On a constant currency basis, revenue increased by $7.7 million or 0.6%. The increase in revenue was mainly due to increased work volume across all geographies, with the exception of the Netherlands, partly offset by the wind-down of the majority of our operations in South America.

On a client geographic basis, the top two ECS vertical markets were MRD and communication & utilities, generating revenues of approximately $746 million for the year ended September 30, 2017.

3.4.7. Asia Pacific

For the year ended September 30, 2017, revenue in our Asia Pacific segment was $592.4 million, an increase of $51.0 million or 9.4% over the same period last year. On a constant currency basis, revenue increased by $51.7 million or 9.6%. The increase in revenue was due to continued demand for our offshore delivery centers.

On a client geographic basis, the top two Asia Pacific vertical markets were communication & utilities and MRD, generating revenues of approximately $83 million for the year ended September 30, 2017.

3.5. OPERATING EXPENSES

	% of		% of		Change
For the years ended September 30,	2017	Revenue	2016	Revenue	$	%
In thousands of CAD except for percentages

Costs of services, selling and administrative	9,257,659	85.4%	9,120,929	85.4%	136,730	1.5%

Foreign exchange loss	784	0.0%	2,024	0.0%	(1,240)	(61.3%)

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2017, costs of services, selling and administrative expenses amounted to $9,257.7 million, an increase of $136.7 million over the same period last year. As a percentage of revenue, cost of services, and our selling and administrative expenses were both stable when compared to the same period last year.

During the year ended September 30, 2017 the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $270.3 million substantially offsetting the unfavourable translation impact of $293.3 million on our revenue.

3.5.2. Foreign Exchange Loss

During the year ended September 30, 2017, CGI incurred $0.8 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible, to exchange rate fluctuations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages

U.S.	495,774	486,295	9,479	1.9%
As a percentage of U.S. revenue	16.4%	16.9%

Nordics	179,989	186,742	(6,753)	(3.6%)
As a percentage of Nordics revenue	11.4%	11.3%

Canada	343,856	345,483	(1,627)	(0.5%)
As a percentage of Canada revenue	21.4%	22.5%

France	193,075	174,685	18,390	10.5%
As a percentage of France revenue	12.4%	12.1%

U.K.	152,185	154,262	(2,077)	(1.3%)
As a percentage of U.K. revenue	11.8%	10.8%

ECS	98,981	114,256	(15,275)	(13.4%)
As a percentage of ECS revenue	8.3%	9.5%

Asia Pacific	122,763	98,588	24,175	24.5%
As a percentage of Asia Pacific revenue	20.7%	18.2%
Adjusted EBIT	1,586,623	1,560,311	26,312	1.7%
Adjusted EBIT margin	14.6%	14.6%

For the year ended September 30, 2017, adjusted EBIT margin remained stable at 14.6% as compared to the same period last year.

3.6.1. U.S.

For the year ended September 30, 2017, adjusted EBIT in the U.S. segment was $495.8 million, an increase of $9.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 16.4% from 16.9%. The change in adjusted EBIT margin was mainly the result of a positive impact from additional research and development tax credits in fiscal 2016, partly compensated by an improved mix of IP services and solution revenue and higher utilization.

3.6.2. Nordics

For the year ended September 30, 2017, adjusted EBIT in the Nordics segment was $180.0 million, a decrease of $6.8 million when compared to the same period last year. Adjusted EBIT margin increased to 11.4% from 11.3% as a decrease in amortization of client relationships and the improved cost structure in Norway were offset by certain project challenges in Denmark and the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts.

3.6.3. Canada

For the year ended September 30, 2017, adjusted EBIT in the Canada segment was $343.9 million, a decrease of $1.6 million when compared to the same period last year, while the adjusted EBIT margin decreased to 21.4% from 22.5% last year. The change in adjusted EBIT margin was mainly driven by the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts, combined with the costs associated to ramping up of new outsourcing contracts.

FISCAL 2017 RESULTS

3.6.4. France

For the year ended September 30, 2017, adjusted EBIT in the France segment was $193.1 million, an increase of $18.4 million when compared to the same period last year. Adjusted EBIT margin increased to 12.4% from 12.1% mainly due to an overall increase in new and existing business and improved utilization rates.

3.6.5. U.K.

For the year ended September 30, 2017, adjusted EBIT in the U.K. segment was $152.2 million, a decrease of $2.1 million when compared to the same period last year. Adjusted EBIT margin increased to 11.8% from 10.8%. The increase in adjusted EBIT margin was mainly the result of an improved cost structure and from a provision taken on a client contract in Q4 2016.

3.6.6. ECS

For the year ended September 30, 2017, adjusted EBIT in the ECS segment was $99.0 million, a decrease of $15.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 8.3% from 9.5% last year. The change in adjusted EBIT margin was mainly due to lower work volume and projects completed in the Netherlands, which impacted our utilization.

3.6.7. Asia Pacific

For the year ended September 30, 2017, adjusted EBIT in the Asia Pacific segment was $122.8 million an increase of $24.2 million when compared to the same period last year. Adjusted EBIT margin increased to 20.7% from 18.2% mainly due to increased scale and productivity improvements in our Asian global delivery centers and improved utilization in Australia.

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

					Change
For the years ended September 30,	2017	% of Revenue	2016	% of Revenue	$	%
In thousands of CAD except for percentages

Adjusted EBIT	1,586,623	14.6%	1,560,311	14.6%	26,312	1.7%

Minus the following items:

Acquisition-related and integration costs	10,306	0.1%	—	—	10,306	—

Restructuring costs	88,628	0.8%	29,100	0.3%	59,528	204.6%

Net finance costs	69,792	0.6%	78,426	0.7%	(8,634)	(11.0%)
Earnings before income taxes	1,417,897	13.1%	1,452,785	13.6%	(34,888)	(2.4)%

3.7.1. Acquisition-Related and Integration Costs

For the year ended September 30, 2017, the Company incurred $10.3 million of acquisition-related and integration costs, pertaining to the integration of our recent acquisitions’ operations to the CGI operating model. These costs are mainly related to the termination of certain employees, as well as leases for premises which the Company vacated.

3.7.2. Restructuring Costs

In fiscal 2016, we completed the previously announced restructuring program for productivity improvement initiatives and incurred $29.1 million of restructuring costs for a total expense of $65.0 million over the entire program.

On August 2, 2017, the Company announced it will incur approximately $165.0 million of restructuring costs over the next year to compress the timeline of implementing certain elements of its profitable growth strategy. The initiative is expected to yield benefits throughout fiscal 2018. A total amount of $88.6 million was expensed during Q4 2017 and the remaining amount

MANAGEMENT’S DISCUSSION AND ANALYSIS

is expected to be expensed in fiscal 2018. Please refer to note 24 of our audited consolidated financial statements for additional information on our restructuring costs.

3.7.3. Net Finance Costs

Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the year ended September 30, 2017 was mainly the result of the debt repayments.

FISCAL 2017 RESULTS

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	1,417,897	1,452,785	(34,888)	(2.4%)

Income tax expense	382,702	384,069	(1,367)	(0.4%)

Effective tax rate	27.0%	26.4%
Net earnings	1,035,195	1,068,716	(33,521)	(3.1%)

Net earnings margin	9.5%	10.0%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	297,516,970	304,808,130		(2.4%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	303,293,485	312,773,156		(3.0%)

Earnings per share (in dollars)

Basic	3.48	3.51	(0.03)	(0.9%)

Diluted	3.41	3.42	(0.01)	(0.3%)

3.8.1. Income Tax Expense

For the year ended September 30, 2017, the income tax expense was $382.7 million compared to $384.1 million over the same period last year, while our effective tax rate increased to 27.0% from 26.4%. The increase in income tax rate was mainly due to tax adjustments for a net favourable amount of $8.5 million in fiscal 2016 from the U.K. When excluding these tax adjustments and the tax effects from restructuring costs incurred, the income tax rate would have been 27.0% for the year ended September 30, 2016 as presented in the table in section 3.8.3.

Based on the enacted rates at the end of fiscal 2017 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 27.0% to 29.0% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For fiscal 2017, CGI’s basic and diluted weighted average number of shares decreased compared to fiscal 2016 due to the impact of the purchase for cancellation of Class A subordinate voting shares, partly offset by the grants and the exercise of stock options.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs, restructuring costs, and tax adjustments:

			Change
For the years ended September 30,	2017	2016	$	%

In thousands of CAD except for percentages and shares data
Earnings before income taxes	1,417,897	1,452,785	(34,888)	(2.4%)

Add back:

Acquisition-related and integration costs	10,306	—	10,306	—

Restructuring costs	88,628	29,100	59,528	204.6%

Earnings before income taxes excluding specific items	1,516,831	1,481,885	34,946	2.4%

Margin	14.0%	13.9%

Income tax expense	382,702	384,069	(1,367)	(0.4%)

Add back:

Tax deduction on acquisition-related and integration costs	3,849	—	3,849	—

Tax deduction on restructuring costs	23,292	7,858	15,434	196.4%

Tax adjustments	—	8,500	(8,500)	(100.0%)

Income tax expense excluding specific items	409,843	400,427	9,416	2.4%

Effective tax rate excluding specific items	27.0%	27.0%

Net earnings excluding specific items	1,106,988	1,081,458	25,530	2.4%

Net earnings excluding specific items margin	10.2%	10.1%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	297,516,970	304,808,130		(2.4%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	303,293,485	312,773,156		(3.0%)

Earnings per share excluding specific items (in dollars)

Basic	3.72	3.55	0.17	4.8%

Diluted	3.65	3.46	0.19	5.5%

FISCAL 2017 RESULTS

4. Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2017, cash and cash equivalents were $165.9 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2017 and 2016.

For the years ended September 30,	2017	2016	Change
In thousands of CAD

Cash provided by operating activities	1,358,552	1,333,074	25,478

Cash used in investing activities	(592,256)	(382,731)	(209,525)

Cash used in financing activities	(1,182,986)	(666,304)	(516,682)

Effect of foreign exchange rate changes on cash and cash equivalents	(13,967)	7,228	(21,195)
Net (decrease) increase in cash and cash equivalents	(430,657)	291,267	(721,924)

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2017, cash provided by operating activities was $1,358.6 million or 12.5% of revenue as compared to $1,333.1 million or 12.5% for the same period last year.

The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Net earnings	1,035,195	1,068,716	(33,521)

Amortization and depreciation	377,204	400,060	(22,856)

Other adjustments[1]	92,238	132,171	(39,933)

Cash flow from operating activities before net change in non-cash working capital items	1,504,637	1,600,947	(96,310)

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	(185,501)	(134,632)	(50,869)

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	11,353	(115,853)	127,206

Other[2]	28,063	(17,388)	45,451

Net change in non-cash working capital items	(146,085)	(267,873)	121,788
Cash provided by operating activities	1,358,552	1,333,074	25,478

[1]	Comprised of deferred income taxes, foreign exchange gain and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the year ended September 30, 2017, the net $146.1 million of cash used in non-cash working capital items is primarily explained by the increase in our DSO from 44 days in 2016 to 47 days in 2017, the impact of the Company’s revenue growth on accounts receivable and the increase in other receivables mainly due to the net increase of U.S. research & development tax credits, partially offset by an increase of income tax liabilities. The Company maintains a target DSO of 45 days.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2017, $592.3 million was used in investing activities while $382.7 million was used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD

Business acquisitions	(283,061)	(38,442)	(244,619)

Proceeds from sale of property, plant & equipment	3,317	10,254	(6,937)

Purchase of property, plant and equipment	(112,667)	(165,516)	52,849

Additions to contract costs	(95,676)	(103,156)	7,480

Additions to intangible assets	(106,267)	(100,963)	(5,304)

Net proceeds from sale of long-term investments	2,098	14,928	(12,830)

Payments received from long-term receivables	—	164	(164)
Cash used in investing activities	(592,256)	(382,731)	(209,525)

The increase of $209.5 million in cash used in investing activities during the year ended September 30, 2017 was mainly due to business acquisitions in the U.S. Furthermore, there was a decrease in purchase of property, plant and equipment due to less investments across our data center infrastructure operations, when compared to the same period last year.

FISCAL 2017 RESULTS

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2017, $1,183.0 million were used in financing activities while $666.3 million were used in the prior year.

The following table provides a summary of the generation and use of cash from financing activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	200,000	—	200,000

Net change in long-term debt	(180,920)	(182,651)	1,731

	19,080	(182,651)	201,731

Settlement of derivative financial instruments	—	(24,057)	24,057

Repayment of debt assumed in business acquisitions	(9,119)	—	(9,119)

Purchase of Class A subordinate voting shares held in trust	—	(21,795)	21,795

Resale of Class A subordinate voting shares held in trust	4,046	—	4,046

Purchase and cancellation of Class A subordinate voting shares	(1,246,664)	(527,286)	(719,378)

Issuance of Class A subordinate voting shares	49,671	89,485	(39,814)
Cash used in financing activities	(1,182,986)	(666,304)	(516,682)

For the year ended September 30, 2017, we used $180.9 million to reduce our outstanding long-term debt mainly driven by the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $113.6 million (US$85.0 million). In addition, we drew $200.0 million on the Company’s unsecured committed revolving credit facility to purchase shares for cancellation under our NCIB.

We used $182.7 million to reduce our outstanding long-term debt during the same period last year, mainly driven by repayments on the term loan credit facility. In parallel with these 2016 repayments, the Company used $24.1 million to settle the associated cross currency swap contracts.

For the year ended September 30, 2017, $1,246.7 million was used to purchase for cancellation 19,929,268 Class A subordinate voting shares under the previous and current NCIB. For the year ended September 30, 2016, $527.3 million was used to purchase for cancellation 9,519,875 Class A subordinate voting shares.

Finally, for the year ended September 30, 2017, we received $49.7 million in proceeds from the exercise of stock options, compared to $89.5 million during the year ended September 30, 2016.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2017, the effect of foreign exchange rate changes on cash and cash equivalents was an unfavourable impact of $14.0 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.2. CAPITAL RESOURCES

As at September 30, 2017	Available
In thousands of CAD

Cash and cash equivalents	165,872

Long-term investments	23,047

$1.5 billion unsecured committed revolving facility[1]	1,290,369

Total	1,479,288

[1]	Includes an amount of $200.0 million outstanding under our unsecured committed revolving credit facility and letters of credit in the aggregate amount of $9.6 million as at September 30, 2017.

Our cash position and bank lines are sufficient to support our growth strategy. As at September 30, 2017, cash and cash equivalents and long-term investments represented $188.9 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital available was $1,479.3 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2017, CGI was in compliance with these covenants.

Total debt decreased by $49.0 million to $1,862.0 million as at September 30, 2017, compared to $1,911.0 million as at September 30, 2016. The variance was mainly due to an unrealized gain of $69.5 million on foreign exchange translation offset by additional long-term debt for a net amount of $19.1 million.

As at September 30, 2017, CGI was showing a positive working capital2 of $161.5 million. The Company also had $1,290.4 million available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity. On November 7, 2017, the unsecured committed revolving facility was extended by one year to December 2022 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

As at September 30, 2017, the cash and cash equivalents held by foreign subsidiaries were $126.4 million ($557.8 million as at September 30, 2016). The tax implications and impact related to its repatriation will not materially affect the Company’s liquidity.

[2]	Working capital is defined as total current assets minus total current liabilities.

FISCAL 2017 RESULTS

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2017, the Company decreased its commitments by $75.7 million mainly due to the reduction of long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	1,835,200	109,006	383,022	840,128	503,044

Estimated interest on long-term debt	307,203	69,431	117,026	83,258	37,488

Finance lease obligations	29,794	13,408	12,701	3,685	—

Estimated interest on finance lease obligations	1,315	678	556	81	—

Operating leases

Rental of office space (excluding cost of services and taxes)	569,402	128,929	189,082	138,249	113,142

Computer equipment	8,955	6,373	1,589	993	—

Automobiles	78,418	39,533	35,394	3,491	—

Long-term service agreements and other	238,931	109,495	104,296	25,140	—

Total	3,069,218	476,853	843,666	1,095,025	653,674

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $23.8 million for fiscal 2018 as described in note 16 of the audited consolidated financial statements.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 3 and 31 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2017	2016
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,749,374	1,333,323
Add back:
Cash and cash equivalents	165,872	596,529
Long-term investments	23,047	27,246
Fair value of foreign currency derivative financial instruments related to debt	(76,290)	(46,123)
Long-term debt including the current portion	1,862,003	1,910,975
Net debt to capitalization ratio	21.5%	15.8%
Return on equity	16.1%	17.2%
Return on invested capital	13.7%	14.2%
Days sales outstanding	47	44

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy. The net debt to capitalization ratio increased to 21.5% in fiscal 2017 from 15.8% in fiscal 2016. The change in the net debt to capitalization ratio was mostly due to the decrease in cash and cash equivalents, following the investment in business acquisitions and the purchase for cancellation of Class A subordinate voting shares.

ROE is a measure of the return we are generating for our shareholders. ROE decreased to 16.1% in fiscal 2017 from 17.2% in fiscal 2016. The decrease was mainly due to lower net earnings, mainly the result of restructuring costs in Q4 2017.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio decreased to 13.7% in fiscal 2017 from 14.2% in fiscal 2016. The change in the ROIC was mainly the result of restructuring costs in Q4 2017.

DSO increased to 47 days at the end of fiscal 2017 when compared to 44 days in fiscal 2016. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

In the normal course of operations, CGI uses off-balance sheet financing for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10.9 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2017, we had committed a total of $30.3 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and

FISCAL 2017 RESULTS

the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our audited consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our Build and Buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; purchasing for cancellation Class A subordinate voting shares and paying down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2018.

Strong and experienced leadership is essential to successfully implement our Company’s strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience in the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, 82% of our members are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and CMMI certification programs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5. Fourth Quarter Results (Unaudited)

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2017 were $2.9 billion representing a book-to-bill ratio of 111.7%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and renewals	62%	A.	Management of IT and business functions	51%	A. B.	U.S. France	43% 14%	A. B.	Government MRD	46% 19%
						C.	Nordics	12%	C.	Financial Services	16%
B.	New business	38%	B.	System integration and consulting	49%	D. E	Canada ECS	11% 11%	D.	Communications & utilities	12%
						F.	U.K.	8%	E.	Health	7%
						G.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2017	Bookings for the year ended September 30, 2017	Book-to-bill ratio for the year ended September 30, 2017
Total CGI	2,912,909	11,284,444	104.1%

U.S.	1,260,623	3,862,364	123.8%

Nordics	330,994	1,723,831	103.4%

Canada	327,391	1,627,079	92.9%

France	418,337	1,668,325	104.6%

U.K.	228,882	1,131,449	79.9%

ECS	325,562	1,175,816	100.7%

Asia Pacific	21,120	95,580	74.1%

FISCAL 2017 RESULTS

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Average foreign exchange rates

For the three months ended September 30,	2017	2016	Change
U.S. dollar	1.2531	1.3054	(4.0%)

Euro	1.4728	1.4570	1.1%

Indian rupee	0.0195	0.0195	—%

British pound	1.6399	1.7135	(4.3%)

Swedish krona	0.1541	0.1532	0.6%

Australian dollar	0.9896	0.9901	(0.1%)

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3. REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2017 and Q4 2016 periods. The Q4 2016 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

			Change
For the three months ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,608,099	2,582,429	25,670	1.0%

Variation prior to foreign currency impact	2.5%

Foreign currency impact	(1.5%)
Variation over previous period	1.0%

U.S.

Revenue prior to foreign currency impact	787,947	721,492	66,455	9.2%

Foreign currency impact	(32,521)
U.S. revenue	755,426	721,492	33,934	4.7%

Nordics

Revenue prior to foreign currency impact	346,405	358,580	(12,175)	(3.4%)

Foreign currency impact	2,370
Nordics revenue	348,775	358,580	(9,805)	(2.7%)

Canada

Revenue prior to foreign currency impact	397,540	387,044	10,496	2.7%

Foreign currency impact	(223)
Canada revenue	397,317	387,044	10,273	2.7%

France

Revenue prior to foreign currency impact	366,494	341,672	24,822	7.3%

Foreign currency impact	2,978
France revenue	369,472	341,672	27,800	8.1%

U.K.

Revenue prior to foreign currency impact	307,244	343,087	(35,843)	(10.4%)

Foreign currency impact	(13,069)
U.K. revenue	294,175	343,087	(48,912)	(14.3%)

ECS

Revenue prior to foreign currency impact	290,479	288,387	2,092	0.7%

Foreign currency impact	3,239
ECS revenue	293,718	288,387	5,331	1.8%

Asia Pacific

Revenue prior to foreign currency impact	151,119	142,167	8,952	6.3%

Foreign currency impact	(1,903)
Asia Pacific revenue	149,216	142,167	7,049	5.0%

We ended the fourth quarter of fiscal 2017 with revenue of $2,608.1 million, an increase of $25.7 million when compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $64.8 million or 2.5%. Foreign currency rate fluctuations unfavourably impacted our revenue by $39.1 million or 1.5%. The increase in revenue was primarily due to recent business acquisitions in the U.S. and higher work volume in the U.S. and France.

FISCAL 2017 RESULTS

5.3.1. U.S.

Revenue in our U.S. segment was $755.4 million in Q4 2017, an increase of $33.9 million or 4.7% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $66.5 million or 9.2%. The increase was driven by revenue associated with recent business acquisitions as well as growth in the US Federal and commercial markets, partly offset by lower work volumes in the state and local government market.

On a client geographic basis, the top two U.S. vertical markets were government and financial services, generating revenues of approximately $585 million for the current quarter.

5.3.2. Nordics

Revenue from our Nordics segment was $348.8 million in Q4 2017, a decrease of $9.8 million or 2.7% compared to the same period of fiscal 2016. On a constant currency basis, revenue decreased by $12.2 million or 3.4%. The decrease was due to the expiration of certain infrastructure outsourcing contracts and the decrease in work volume in Denmark and Sweden, partly offset by new and existing business in Finland, mainly within the financial services vertical market.

On a client geographic basis, the top two Nordics vertical markets were MRD and government, generating revenues of approximately $232 million for the current quarter.

5.3.3. Canada

Revenue in our Canada segment for Q4 2017 was $397.3 million, an increase of $10.3 million or 2.7% compared to the same period of fiscal 2016. The increase in revenue was mainly the result of new and existing business primarily within the financial services and government vertical markets, partly offset by the expiration of certain infrastructure outsourcing contracts and the increased use of our offshore global delivery centers in Asia Pacific.

On a client geographic basis, the top two Canada vertical markets were financial services and communication & utilities, generating revenues of approximately $273 million for the current quarter.

5.3.4. France

Revenue from our France segment was $369.5 million in Q4 2017 an increase of $27.8 million or 8.1% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $24.8 million or 7.3%. The increase in revenue was mostly due to new and existing business within the MRD vertical market as well as the increased work volume within the government and financial services vertical markets.

On a client geographic basis, the top two France vertical markets were MRD and financial services, generating revenues of approximately $248 million for the current quarter.

5.3.5. U.K.

Revenue from our U.K. segment was $294.2 million in Q4 2017, a decrease of $48.9 million or 14.3% compared to the same period of fiscal 2016. On a constant currency basis, revenue decreased by $35.8 million or 10.4%. The decrease in revenue was mainly due to projects completed in fiscal 2017 and the favourable impact of the sale of additional equipment in Q4 2016. This was partly offset by growth in the government and communication & utilities vertical markets.

On a client geographic basis, the top two U.K. vertical markets were government and communication & utilities, generating revenues of approximately $227 million for the current quarter.

5.3.6. ECS

Revenue from our ECS segment was $293.7 million in Q4 2017, an increase of $5.3 million or 1.8% when compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $2.1 million or 0.7%. The increase in revenue was mainly due to increased work volume across all geographies, with the exception of the Netherlands.

On a client geographic basis, the top two ECS vertical markets were MRD and communication & utilities, generating revenues of approximately $182 million for the current quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3.7. Asia Pacific

Revenue from our Asia Pacific segment was $149.2 million in Q4 2017, an increase of $7.0 million or 5.0% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $9.0 million or 6.3%. The increase in revenue was due to increased usage of our offshore delivery centers.

On a client geographic basis, the top two Asia Pacific vertical markets were communication & utilities and MRD, generating revenues of approximately $20 million for the current quarter.

FISCAL 2017 RESULTS

5.4. ADJUSTED EBIT BY SEGMENT

			Change
For the three months ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages
U.S.	111,010	128,494	(17,484)	(13.6%)

As a percentage of U.S. revenue	14.7%	17.8%

Nordics	40,795	43,784	(2,989)	(6.8%)

As a percentage of Nordics revenue	11.7%	12.2%

Canada	99,243	94,136	5,107	5.4%

As a percentage of Canada revenue	25.0%	24.3%

France	42,465	43,067	(602)	(1.4%)

As a percentage of France revenue	11.5%	12.6%

U.K.	38,572	28,698	9,874	34.4%

As a percentage of U.K. revenue	13.1%	8.4%

ECS	27,386	30,302	(2,916)	(9.6%)

As a percentage of ECS revenue	9.3%	10.5%

Asia Pacific	36,362	26,598	9,764	36.7%

As a percentage of Asia Pacific revenue	24.4%	18.7%
Adjusted EBIT	395,833	395,079	754	0.2%

Adjusted EBIT margin	15.2%	15.3%

Adjusted EBIT for the quarter was $395.8 million an increase of $0.8 million or 0.2% from Q4 2016, while the margin remained essentially stable at 15.2%.

5.4.1. U.S.

Adjusted EBIT in the U.S. segment was $111.0 million for Q4 2017, a decrease of $17.5 million year-over-year. Adjusted EBIT margin decreased to 14.7% from 17.8% mainly the result of a positive impact from additional research and development tax credits in Q4 2016 and to an adjustment to performance based compensation accruals in Q4 2017. This was partly offset by improved utilization.

5.4.2. Nordics

Adjusted EBIT in the Nordics segment was $40.8 million for Q4 2017, a decrease of $3.0 million year-over-year. Adjusted EBIT margin decreased to 11.7% from 12.2%. The decrease was mainly due to certain project challenges in Denmark and to the timing of the winding down of remaining fixed costs following the expiration of several infrastructure outsourcing contracts . This was partly offset by a decrease in amortization of client relationships.

5.4.3. Canada

Adjusted EBIT in the Canada segment was $99.2 million for Q4 2017, an increase of $5.1 million year-over-year while adjusted EBIT margin increased to 25.0% from 24.3%. The increase in adjusted EBIT margin was mainly driven by improved utilization and a better mix of profitable revenue, partly offset by the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts, combined with the costs associated to ramping up of new outsourcing contracts.

5.4.4. France

Adjusted EBIT in the France segment was $42.5 million for Q4 2017, a decrease of $0.6 million while adjusted EBIT margin decreased to 11.5% from 12.6%. The decrease was mainly the result of one less billable day.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.5. U.K.

Adjusted EBIT in the U.K. segment was $38.6 million for Q4 2017, an increase of $9.9 million year-over-year. Adjusted EBIT margin increased to 13.1% from 8.4%. The increase in adjusted EBIT margin was mainly the result of a provision taken on a client contract in Q4 2016 and of an improved cost structure.

5.4.6. ECS

Adjusted EBIT in the ECS segment was $27.4 million for Q4 2017, a decrease of $2.9 million year-over-year, while the adjusted EBIT margin decreased to 9.3% from 10.5%. The change in margin was mainly due to lower work volume and projects completed in the Netherlands, which impacted our utilization.

5.4.7. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $36.4 million for Q4 2017, an increase of $9.8 million year-over-year, while the margin increased to 24.4% from 18.7%. This change was mostly due to a reduction in performance based compensation accruals in Q4 2017 and, to a lesser extent, improved utilization and cost structure in Australia.

FISCAL 2017 RESULTS

5.5. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2017	2016	$	%
In thousands of CAD except for percentage and shares data

Adjusted EBIT	395,833	395,079	754	0.2%

Minus the following items:
Acquisition-related and integration costs	2,980	—	2,980	—%
Restructuring costs	88,628	—	88,628	—%
Net finance costs	16,575	17,623	(1,048)	(5.9%)
Earnings before income taxes	287,650	377,456	(89,806)	(23.8%)

Income tax expense	79,188	103,021	(23,833)	(23.1%)
Effective tax rate	27.5%	27.3%

Net earnings	208,462	274,435	(65,973)	(24.0%)
Margin	8.0%	10.6%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	292,708,617	303,203,548		(3.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	297,581,974	309,569,738		(3.9%)

Earnings per share (in dollars)

Basic EPS	0.71	0.91	(0.20)	(22.0%)

Diluted EPS	0.70	0.89	(0.19)	(21.3%)

For the current quarter, the decrease in earnings before income taxes was mainly due to the $88.6 million of restructuring costs incurred in Q4 2017.

In Q4 2017, the income tax expense was $79.2 million, a decrease of $23.8 million compared to $103.0 million in Q4 2016,while our effective income tax rate increased from 27.3% to 27.5%. When excluding the tax effects from the acquisition-related and integration costs and restructuring costs incurred, the income tax rate would have been 27.3% in Q4 2017 as presented in the table in section 5.5.1.

During the quarter, 8,965,568 Class A subordinate voting shares were purchased for cancellation while 216,383 stock options were exercised.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integrationcosts as well as restructuring costs :

For the three months ended September 30,			Change
	2017	2016	$	%
In thousands of CAD except for percentage and shares data

Earnings before income taxes	287,650	377,456	(89,806)	(23.8%)

Add back:

Acquisition-related and integration costs	2,980	—	2,980	—%

Restructuring costs	88,628	—	88,628	—%
Earnings before income taxes excluding specific items	379,258	377,456	1,802	0.5%

Income tax expense	79,188	103,021	(23,833)	(23.1%)

Add back:

Tax deduction on acquisition-related and integration costs	1,057	—	1,057	—%

Tax deduction on restructuring	23,292	—	23,292	—%
Income tax expense excluding specific items	103,537	103,021	516	0.5%

Effective tax rate excluding specific items	27.3%	27.3%

Net earnings excluding specific items	275,721	274,435	1,286	0.5%

Net earnings excluding specific items margin	10.6%	10.6%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	292,708,617	303,203,548		(3.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	297,581,974	309,569,738		(3.9%)

Earnings per share excluding specific items (in dollars)

Basic EPS	0.94	0.91	0.03	3.3%

Diluted EPS	0.93	0.89	0.04	4.5%

FISCAL 2017 RESULTS

5.6. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2017, cash and cash equivalents were $165.9 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2017 and 2016.

For the three months ended September 30,	2017	2016	Change
In thousands of CAD

Cash provided by operating activities	352,077	401,806	(49,729)

Cash used in investing activities	(98,121)	(101,300)	3,179

Cash used in financing activities	(373,896)	(1,473)	(372,423)

Effect of foreign exchange rate changes on cash and cash equivalents	(17,125)	13,815	(30,940)
Net (decrease) increase in cash and cash equivalents	(137,065)	312,848	(449,913)

5.6.1. Cash Provided by Operating Activities

For Q4 2017, cash provided by operating activities was $352.1 million compared to $401.8 million in Q4 2016, or 13.5% of revenue compared to 15.6% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2017	2016	Change
In thousands of CAD

Net earnings	208,462	274,435	(65,973)

Amortization and depreciation	100,210	98,385	1,825

Other adjustments [1]	12,910	41,896	(28,986)

Cash flow from operating activities before net change in non-cash working capital items	321,582	414,716	(93,134)

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	19,879	49,524	(29,645)

Accounts payable and accrued liabilities, accrued compensation, provisions and	(9,282)	(118,621)	109,339

long-term liabilities

Other [2]	19,898	56,187	(36,289)

Net change in non-cash working capital items	30,495	(12,910)	43,405
Cash provided by operating activities	352,077	401,806	(49,729)

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange gain and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended September 30, 2017, the $30.5 million of net change in non-cash working capital items was mostly due to the net decrease in prepaid expenses and other assets mostly due to the timing of payments for maintenance services.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.6.2. Cash Used in Investing Activities

For Q4 2017, $98.1 million was used in investing activities while $101.3 million was used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Business acquisitions	(32,799)	—	(32,799)

Proceeds from sale of property, plant & equipment	—	980	(980)

Purchase of property, plant and equipment	(29,219)	(41,578)	12,359

Additions to contract costs	(22,509)	(29,327)	6,818

Additions to intangible assets	(22,969)	(28,802)	5,833

Net proceeds (purchase) of long-term investments	9,375	(2,573)	11,948

Cash used in investing activities	(98,121)	(101,300)	3,179

The decrease of $3.2 million in cash used in investing activities during Q4 2017 was mainly due to less investments in the purchase of property, plant and equipment, more specifically in server data storage, networking and computer equipment in our global delivery centers, as well as the net proceeds in long-term investments. In addition, there were less investments in contract costs and intangible assets, all of which was partly offset by business acquisitions in the U.S in Q4 2017.

5.6.3. Cash Used in Financing Activities

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Net change in unsecured committed revolving credit facility	200,000	—	200,000
Net change in long-term debt	(14,171)	(16,718)	2,547
	185,829	(16,718)	202,547

Repayment of debt assumed in business acquisition	(222)	—	(222)

Purchase and cancellation of Class A subordinate voting shares	(563,574)	—	(563,574)

Issuance of Class A subordinate voting shares	4,071	15,245	(11,174)

Cash used in financing activities	(373,896)	(1,473)	(372,423)

During Q4 2017, we drew $200.0 million on the Company’s unsecured committed revolving credit facility to purchase shares for cancellation under our NCIB. In addition, an amount of $14.2 million was used to reduce our outstanding long-term debt while, for the same period last year, $16.7 million was used.

During Q4 2017, we used $563.6 million to purchase Class A subordinate voting shares for cancellation under the NCIB. For the same period last year, we did not purchase Class A subordinate voting shares for cancellation under the NCIB.

In Q4 2017, we received $4.1 million in proceeds from the exercise of stock options, compared to $15.2 million during the same period last year.

FISCAL 2017 RESULTS

6.	Eight Quarter Summary (Unaudited)

As at and for the three months	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
ended,	2017	2017	2017	2016	2016	2016	2016	2015
In millions of CAD unless otherwise noted
Growth

Revenue	2,608.1	2,836.8	2,724.4	2,675.7	2,582.4	2,667.1	2,750.0	2,683.7

Year-over-year revenue growth	1.0%	6.4%	(0.9%)	(0.3%)	(0.1%)	4.2%	5.7%	5.6%

Constant currency year-over-year revenue growth	2.5%	5.2%	5.6%	3.7%	2.8%	0.6%	(1.0%)	(1.8%)

Backlog	20,813	20,800	20,968	20,975	20,893	20,614	20,705	21,505

Bookings	2,913	2,675	2,735	2,962	2,858	2,940	2,734	3,199

Book-to-bill ratio	111.7%	94.3%	100.4%	110.7%	110.7%	110.2%	99.4%	119.2%

Book-to-bill ratio trailing twelve months	104.1%	103.8%	107.9%	107.7%	109.8%	109.8%	104.1%	101.0%
Profitability

Adjusted EBIT	395.8	399.1	395.1	396.7	395.1	390.5	390.6	384.1

Adjusted EBIT margin	15.2%	14.1%	14.5%	14.8%	15.3%	14.6%	14.2%	14.3%

Net earnings	208.5	276.6	274.4	275.7	274.4	273.8	282.7	237.7

Net earnings margin	8.0%	9.8%	10.1%	10.3%	10.6%	10.3%	10.3%	8.9%

Diluted EPS (in dollars)	0.70	0.92	0.90	0.89	0.89	0.89	0.90	0.75

Net earnings excluding specific items	275.7	278.5	275.2	277.6	274.4	273.8	268.3	264.9

Net earnings margin excluding specific items	10.6%	9.8%	10.1%	10.4%	10.6%	10.3%	9.8%	9.9%

Diluted EPS excluding specific items (in dollars)	0.93	0.93	0.91	0.90	0.89	0.89	0.86	0.84
Liquidity

Cash provided by operating activities	352.1	290.6	366.2	349.7	401.8	351.7	251.4	328.2

As a % of revenue	13.5%	10.2%	13.4%	13.1%	15.6%	13.2%	9.1%	12.2%

Days sales outstanding	47	45	42	44	44	45	41	44
Capital structure

Net debt	1,749.4	1,449.8	1,493.7	1,491.7	1,333.3	1,648.7	1,926.7	1,573.7

Net debt to capitalization ratio	21.5%	17.2%	18.2%	18.2%	15.8%	20.5%	23.8%	18.3%

Return on equity	16.1%	17.2%	17.5%	17.7%	17.2%	16.9%	16.9%	16.9%

Return on invested capital	13.7%	14.6%	14.7%	14.6%	14.2%	13.8%	13.8%	13.8%
Balance sheet

Cash and cash equivalents, and short-term investments	165.9	302.9	282.0	313.9	596.5	283.7	168.9	552.4

Total assets	11,396.2	11,832.6	11,526.0	11,535.9	11,693.3	11,434.0	11,417.9	12,130.3

Long-term financial liabilities	1,821.9	1,725.3	1,747.0	1,760.9	1,765.4	1,764.5	1,928.5	1,822.1

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including business process services contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

FISCAL 2017 RESULTS

7. Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2017 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to changes, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.

IAS 7 - Statement of Cash Flows

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosure about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The amendments to IAS 7 are effective on October 1, 2017 for the Company and the additional disclosures will be provided in the Company’s 2018 annual audited consolidated financial statements.

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.

The standard will be effective on October 1, 2018 for the Company. Accordingly, IFRS 15 will be applied in the Company’s interim consolidated financial statements for the three months ended December 31, 2018. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented, or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.

In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed impact assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.

The Company has completed the awareness phase which also involved a high-level review of the differences between current requirements and IFRS 15. The Company is progressing through the second phase of the conversion plan which encompasses a detailed impact assessment of the differences identified. Generally, the Company expects that revenue from outsourcing, business process services and system integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies. The Company is in the process of evaluating the impact of the standard on its revenue recognition from software licenses and the additional disclosure requirements.

The remaining two phases, design and implementation are being conducted concurrently up until the effective date. The impacts on the other key elements such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan will be assessed during those phases.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively. Accordingly, IFRS 9 will be applied in the interim consolidated financial statements for the three months ended December 31, 2018.

The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The standard introduces a new impairment model, which allows the use of a simplified approach, and a new hedge accounting model that is more closely aligned with risk-management activities.

The Company has performed a high-level review of the differences between IAS 39 and IFRS 9. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its audited consolidated financial statements.

IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 22, Foreign Currency Transactions and Advance Consideration, to clarify the transaction date for the purpose of determining the exchange rate to use on initial recognition of the related transactions when the Company has received or paid in advance consideration in a foreign currency. This interpretation will be effective on October 1, 2018 for the Company, with earlier application permitted. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its audited consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other lease related Interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expense.

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8. Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2017. Certain of these accounting policies, listed below, require management to make accounting estimates and judgement that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes

Revenue recognition [1]	✓	✓	✓

Estimated losses on revenue-generating contracts	✓		✓

Goodwill impairment	✓		✓

Business combinations	✓	✓	✓	✓

Income taxes	✓			✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Revenue recognition

Relative selling price

If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

System integration and consulting services under fixed-fee arrangements

Revenue from system integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour hours or labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, estimated losses on revenue-generating contracts is accounted for as described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the project managers on a monthly basis. Some of the indicators reviewed are: current financial results, delays in reaching milestones, new complexities in the project delivery and third party deliverables and estimated costs.

In addition, CGI’s Engagement Assessment Services (EAS) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that have a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital (WACC) and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use (VIU) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of the audited consolidated financial statements for the fiscal year ended September 30, 2017. Historically the Company has not recorded an impairment charge on goodwill. As at September 30, 2017, the fair value of each segment represents between 185% and 345% of its carrying value.

Business combinations

Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired.

Additionally, judgement is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, not exceeding one year. All other subsequent changes are recorded in our audited consolidated statement of earnings.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of

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the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessments of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS

9. Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (“NYSE”) and the U.S. Securities and Exchange Commission. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2017. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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10. Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

10.1.1. Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. Clients may decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements in a downturn, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.

10.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see guarantees risk). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

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10.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and products; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: currency fluctuations (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Taxes and tax credit programs

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Such determinations may become final and binding on the Company. Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

Benefits obtained from government sponsored programs

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

Credit risk with respect to accounts receivable and work in progress

In order to sustain our net earnings and cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog or orders. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

Risks related to teaming agreements and subcontracts

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each

MANAGEMENT’S DISCUSSION AND ANALYSIS

such U.S. federal government and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk

Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.

Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Data protection and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company faces risk inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those

FISCAL 2017 RESULTS

risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

Security and cybersecurity risks

In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. Our business could be negatively impacted by these physical and cybersecurity threats, which could affect our future sales and financial position or increase our costs and expenses. These security risks to the Company, which are managed by the Company’s Chief Security Officer, include potential attacks not only of our own products, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by investing in data privacy controls, threat protections, detection and mitigation policies, procedures and controls, and working with industry and government against cybersecurity threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that we can detect or prevent all of these threats. As the cybersecurity landscape evolves, the Company may also find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of these aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Our ability to raise the required funding depends on the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our U.S., European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Executive Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montreal, Quebec

H3G 1T4

Canada

FISCAL 2017 RESULTS

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose reports follow. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Audit and Risk Management Committee of the Board of Directors reviews the disclosure of financial information and oversees the functioning of the Company’s financial disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

George D. Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer

November 7, 2017

CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the InternationalAccounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company’s 2017 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2017 was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2017 has been audited by the Company’s independent auditors, as stated in their report appearing on page 61.

George D. Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer

November 7, 2017

FISCAL 2017 RESULTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the Company) internal control over financial reporting as of September 30, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2017 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2017, and our report dated November 7, 2017 expressed an unqualified opinion thereon.

1

Ernst & Young LLP

Montréal, Canada

November 7, 2017

1. CPA auditor, CA, public accountancy permit No. A113209

CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the Company), which comprise the consolidated balance sheets as of September 30, 2017 and 2016 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2017 and 2016, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2017 and 2016, and its financial performance and its cash flows for the years ended September 30, 2017 and 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGI Group Inc.‘s internal control over financial reporting as of September 30, 2017, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework) and our report dated November 7, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

1

Ernst & Young LLP

Montréal, Canada

November 7, 2017

1.	CPA auditor, CA, public accountancy permit No. A113209

FISCAL 2017 RESULTS

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	2017	2016
	$	$
Revenue	10,845,066	10,683,264
Operating expenses
Costs of services, selling and administrative (Note 22)	9,257,659	9,120,929
Acquisition-related and integration costs (Note 26b)	10,306	—
Restructuring costs (Note 24)	88,628	29,100
Net finance costs (Note 25)	69,792	78,426
Foreign exchange loss	784	2,024
	9,427,169	9,230,479
Earnings before income taxes	1,417,897	1,452,785
Income tax expense (Note 15)	382,702	384,069
Net earnings	1,035,195	1,068,716
Earnings per share (Note 20)
Basic earnings per share	3.48	3.51
Diluted earnings per share	3.41	3.42

See Notes to the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2017	2016
	$	$
Net earnings	1,035,195	1,068,716
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized losses on translating financial statements of foreign operations	(141,465)	(274,283)
Net gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	13,109	18,446
Net unrealized losses on cash flow hedges	(12,261)	(18,297)
Net unrealized (losses) gains on available-for-sale investments	(3,509)	229
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(611)	(20,193)
Other comprehensive loss	(144,737)	(294,098)
Comprehensive income	890,458	774,618

See Notes to the Consolidated Financial Statements.

FISCAL 2017 RESULTS

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2017	2016
	$	$
Assets
Current assets
Cash and cash equivalents (Notes 27d and 31)	165,872	596,529
Accounts receivable (Note 4)	1,285,880	1,101,606
Work in progress	922,620	935,496
Current derivative financial instruments (Note 31)	8,152	22,226
Prepaid expenses and other current assets	160,402	170,393
Income taxes	6,541	7,876
Total current assets before funds held for clients	2,549,467	2,834,126
Funds held for clients (Note 5)	313,552	369,530
Total current assets	2,863,019	3,203,656
Property, plant and equipment (Note 6)	396,613	439,293
Contract costs (Note 7)	243,056	211,018
Intangible assets (Note 8)	490,426	509,781
Other long-term assets (Note 9)	85,159	86,970
Long-term financial assets (Note 10)	111,307	129,383
Deferred tax assets (Note 15)	146,602	179,898
Goodwill (Note 11)	7,060,030	6,933,333
	11,396,212	11,693,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,004,307	1,107,863
Accrued compensation	578,886	523,553
Current derivative financial instruments (Note 31)	12,069	4,517
Deferred revenue	409,332	390,367
Income taxes	174,102	159,410
Provisions (Note 12)	86,154	34,924
Current portion of long-term debt (Note 13)	122,467	192,036
Total current liabilities before clients’ funds obligations	2,387,317	2,412,670
Clients’ funds obligations	314,233	365,994
Total current liabilities	2,701,550	2,778,664
Long-term provisions (Note 12)	40,892	40,454
Long-term debt (Note 13)	1,739,536	1,718,939
Other long-term liabilities (Note 14)	213,436	244,307
Long-term derivative financial instruments (Note 31)	82,365	46,473
Deferred tax liabilities (Note 15)	213,515	183,579
Retirement benefits obligations (Note 16)	202,292	216,308
	5,193,586	5,228,724
Equity
Retained earnings	3,794,439	3,778,848
Accumulated other comprehensive income (Note 17)	159,391	304,128
Capital stock (Note 18)	2,054,725	2,194,731
Contributed surplus	194,071	186,901
	6,202,626	6,464,608
	11,396,212	11,693,332

See Notes to the Consolidated Financial Statements.

Approved by the Board
	George D. Schindler	Serge Godin
	Director	Director

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608

Net earnings	1,035,195	—	—	—	1,035,195
Other comprehensive loss	—	(144,737)	—	—	(144,737)
Comprehensive income	1,035,195	(144,737)	—	—	890,458
Share-based payment costs	—	—	—	34,443	34,443
Income tax impact associated with stock options	—	—	—	5,961	5,961
Exercise of stock options (Note 18)	—	—	60,943	(11,169)	49,774
Exercise of performance share units (PSUs) (Note 18)	—	—	23,666	(23,666)	—
Purchase of Class A subordinate shares for cancellation (Note 18)	(1,019,604)	—	(227,060)	—	(1,246,664)
Resale of Class A subordinate shares held in trust (Note 18)	—	—	2,445	1,601	4,046
Balance as at September 30, 2017	3,794,439	159,391	2,054,725	194,071	6,202,626

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

Net earnings	1,068,716	—	—	—	1,068,716
Other comprehensive loss	—	(294,098)	—	—	(294,098)
Comprehensive income	1,068,716	(294,098)	—	—	774,618
Share-based payment costs	—	—	—	38,299	38,299
Income tax impact associated with stock options	—	—	—	19,704	19,704
Exercise of stock options (Note 18)	—	—	111,405	(21,972)	89,433
Exercise of PSUs (Note 18)	—	—	21,250	(21,250)	—
Purchase of Class A subordinate shares for cancellation (Note 18)	(347,446)	—	(170,374)	—	(517,820)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(21,795)	—	(21,795)
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608

See Notes to the Consolidated Financial Statements.

FISCAL 2017 RESULTS

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	2017	2016
	$	$
Operating activities
Net earnings	1,035,195	1,068,716
Adjustments for:
Amortization and depreciation (Note 23)	377,204	400,060
Deferred income tax expense (Note 15)	60,897	96,490
Foreign exchange gain	(3,102)	(2,618)
Share-based payment costs	34,443	38,299
Net change in non-cash working capital items (Note 27a)	(146,085)	(267,873)
Cash provided by operating activities	1,358,552	1,333,074

Investing activities
Business acquisitions (net of cash acquired) (Note 26a)	(283,061)	(38,442)
Purchase of property, plant and equipment	(112,667)	(165,516)
Proceeds from sale of property, plant and equipment	3,317	10,254
Additions to contract costs	(95,676)	(103,156)
Additions to intangible assets	(106,267)	(100,963)
Purchase of long-term investments	(5,150)	(14,701)
Proceeds from sale of long-term investments	7,248	29,629
Payments received from long-term receivables	—	164
Cash used in investing activities	(592,256)	(382,731)

Financing activities
Net change in unsecured committed revolving credit facility (Note 13)	200,000	—
Increase of long-term debt	18,921	40,508
Repayment of long-term debt	(199,841)	(223,159)
Repayment of debt assumed in business acquisitions	(9,119)	—
Settlement of derivative financial instruments (Note 31)	—	(24,057)
Purchase of Class A subordinate shares held in trust (Note 18)	—	(21,795)
Resale of Class A subordinate shares held in trust (Note 18)	4,046	—
Purchase and cancellation of Class A subordinate shares (Note 18)	(1,246,664)	(527,286)
Issuance of Class A subordinate shares	49,671	89,485
Cash used in financing activities	(1,182,986)	(666,304)
Effect of foreign exchange rate changes on cash and cash equivalents	(13,967)	7,228
Net (decrease) increase in cash and cash equivalents	(430,657)	291,267
Cash and cash equivalents, beginning of year	596,529	305,262
Cash and cash equivalents, end of year	165,872	596,529

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Group Inc. (the Company), directly or through its subsidiaries, manages information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies were consistently applied to all periods presented.

The Company’s consolidated financial statements for the years ended September 30, 2017 and 2016 were authorized for issue by the Board of Directors on November 7, 2017.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: deferred tax assets, revenue recognition, estimated losses on revenue-generating contracts, goodwill impairment, business combinations, provisions for income tax uncertainties and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple component arrangements

Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

A description of estimations is included in the respective sections within the Notes to the Consolidated Financial Statements.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service, has discretion in supplier selection and assumes credit risks.

Relative selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Outsourcing

Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred if it is probable that such costs will be recoverable.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate sufficient amounts to fund the value on which revenue recognition is based.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in Systems integration and consulting services section above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (PP&E), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or lease term, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in the rental expense over the lease term.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of outsourcing and BPS contracts. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are granted in the form of cash payments.

Pre-contract costs

Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. For outsourcing contracts, the Company is virtually certain that a contract will be awarded when the Company is selected by the client but the contract has not yet been signed.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs and pre-contract costs, if any, is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Impairment of contract costs

When a contract is not expected to be profitable, the expected loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as estimated losses on revenue-generating contracts in accounts payable and accrued liabilities and in other long-term liabilities. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying value of PP&E and intangible assets not available for use and goodwill is tested for impairment annually as at September 30.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from synergies of the related business combination. The group of CGUs that benefit from the synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs related to internal-use software and business solutions are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax asset or reduces an income tax liability only when it is probable that the tax asset will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors such as experience of previous tax audits or interpretations of tax regulations.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of vacated premises, litigation and claims provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions for termination of employment costs related to its productivity improvement initiatives and to the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROVISIONS (CONTINUED)

Decommissioning liabilities pertain to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (TSX) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair values, adjusted for expectations related to performance conditions and for expected forfeitures, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHARE-BASED PAYMENTS (CONTINUED)

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at their fair value.

Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Gains and losses related to periodic revaluations of financial assets and liabilities designated as FVTE are recorded in the consolidated statements of earnings.

The unrealized gains and losses, net of applicable income taxes, on available-for-sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available-for-sale assets are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company has made the following classifications:

FVTE

Cash and cash equivalents and derivative financial instruments unless they qualify for hedge accounting. In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loans and receivables

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.

Available-for-sale

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

Fair value measurements recognized in the balance sheets are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Derivative financial instruments used as hedging items are recorded at fair value in the consolidated balance sheets under current derivative financial instruments, long-term financial assets or long-term derivative financial instruments. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.

Hedges of net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s costs are denominated in currency other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Cash flow hedges of future revenue and long-term debt (continued)

Those derivatives are documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.

Fair value hedges of Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to change, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.

IAS 7 - Statement of Cash Flows

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosure about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The amendments to IAS 7 are effective on October 1, 2017 for the Company and the additional disclosures will be provided in its consolidated financial statements for the year ended September 30, 2018.

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.

The standard will be effective on October 1, 2018 for the Company. Accordingly, IFRS 15 will be applied in the Company’s interim consolidated financial statements for the three months ended December 31, 2018. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.

In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed impact assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.

The Company has completed the awareness phase which also involved a high-level review of the differences between current requirements and IFRS 15. The Company is progressing through the second phase of the conversion plan which encompasses a detailed impact assessment of the differences identified. Generally, the Company expects that revenue from outsourcing, BPS and systems integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies. The Company is in the process of evaluating the impact of the standard on the revenue recognition from software licenses and the additional disclosure requirements.

The remaining two phases, design and implementation are being conducted concurrently up until the effective date. The impacts on the other key elements such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan will be assessed during those phases.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively. Accordingly, IFRS 9 will be applied in the interim consolidated financial statements for the three months ended December 31, 2018.

The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The standard introduces a new impairment model, which allows the use of a simplified approach, and a new hedge accounting model that is more closely aligned with risk-management activities. The Company has performed a high-level review of the differences between IAS 39 and IFRS 9. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its consolidated financial statements.

IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 22, Foreign Currency Transactions and Advance Consideration, to clarify the transaction date for the purpose of determining the exchange rate to use on initial recognition of the related transactions when the Company has received or paid in advance consideration in a foreign currency. This interpretation will be effective on October 1, 2018 for the Company, with earlier application permitted. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other lease related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses.

4.	Accounts receivable

	As at September 30, 2017	As at September 30, 2016
	$	$
Trade (Note 31)	931,530	816,885
R&D and other tax credits[1]	246,616	187,047
Other	107,734	97,674
	1,285,880	1,101,606

[1]	R&D and other tax credits were related to government programs in Canada, United States of America (U.S.), France, United Kingdom (U.K.) and other countries.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

5.	Funds held for clients

	As at September 30, 2017	As at September 30, 2016
	$	$
Cash	118,043	173,554
Long-term bonds (Note 31)	195,509	195,976
	313,552	369,530

6.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2016	68,576	206,193	165,807	651,742	1,092,318
Additions	2,475	16,438	12,642	89,402	120,957
Additions - business acquisitions (Note 26a)	—	673	1,206	3,609	5,488
Disposals/retirements	(4,076)	(11,141)	(13,696)	(87,158)	(116,071)
Foreign currency translation adjustment	(1,335)	(1,837)	(1,943)	(12,232)	(17,347)
As at September 30, 2017	65,640	210,326	164,016	645,363	1,085,345
Accumulated depreciation
As at September 30, 2016	15,001	146,836	97,574	393,614	653,025
Depreciation expense (Note 23)	2,324	20,687	15,796	114,047	152,854
Impairment (Notes 23 and 24)	4,985	—	364	558	5,907
Disposals/retirements	(1,350)	(10,932)	(13,558)	(87,126)	(112,966)
Foreign currency translation adjustment	(269)	(1,790)	(1,045)	(6,984)	(10,088)
As at September 30, 2017	20,691	154,801	99,131	414,109	688,732
Net carrying amount as at September 30, 2017	44,949	55,525	64,885	231,254	396,613

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Additions	650	18,987	19,085	134,322	173,044
Disposals/retirements	(12,947)	(16,123)	(9,278)	(114,575)	(152,923)
Foreign currency translation adjustment	(3,559)	(6,265)	(3,947)	(33,638)	(47,409)
As at September 30, 2016	68,576	206,193	165,807	651,742	1,092,318
Accumulated depreciation
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Depreciation expense (Note 23)	5,590	19,860	17,187	120,468	163,105
Disposals/retirements	(3,673)	(16,123)	(6,522)	(102,245)	(128,563)
Foreign currency translation adjustment	(1,505)	(4,120)	(2,212)	(20,177)	(28,014)
As at September 30, 2016	15,001	146,836	97,574	393,614	653,025
Net carrying amount as at September 30, 2016	53,575	59,357	68,233	258,128	439,293

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment (continued)

PP&E include the following assets acquired under finance leases:

	As at September 30, 2017			As at September 30, 2016
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	15,201	6,381	8,820	18,030	9,082	8,948
Computer equipment	46,514	29,992	16,522	64,484	40,668	23,816
	61,715	36,373	25,342	82,514	49,750	32,764
7. Contract costs
	As at September 30, 2017			As at September 30, 2016
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	420,475	185,461	235,014	392,908	189,381	203,527
Incentives	58,978	50,936	8,042	97,140	89,649	7,491
	479,453	236,397	243,056	490,048	279,030	211,018

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2016	92,824	72,332	94,209	382,380	213,777	935,100	1,790,622
Additions	11,815	23,201	—	43,934	19,563	—	98,513
Additions - business acquisitions (Note 26a)	78	—	—	—	255	50,141	50,474
Disposals/retirements	(4,750)	(805)	(7,330)	(24,271)	(12,804)	—	(49,960)
Foreign currency translation adjustment	(920)	60	(2,835)	(14,419)	(2,916)	(19,554)	(40,584)
As at September 30, 2017	99,047	94,788	84,044	387,624	217,875	965,687	1,849,065
Accumulated amortization
As at September 30, 2016	72,368	46,513	81,611	237,953	111,593	730,803	1,280,841
Amortization expense (Note 23)	7,232	5,102	6,120	32,758	34,640	71,181	157,033
Disposals/retirements	(4,750)	(805)	(7,330)	(24,271)	(12,804)	—	(49,960)
Foreign currency translation adjustment	(564)	32	(2,250)	(9,089)	(1,757)	(15,647)	(29,275)
As at September 30, 2017	74,286	50,842	78,151	237,351	131,672	786,337	1,358,639
Net carrying amount as at September 30, 2017	24,761	43,946	5,893	150,273	86,203	179,350	490,426

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Additions	5,669	17,112	1,943	37,501	68,683	—	130,908
Additions - business acquisitions	—	—	—	—	—	8,984	8,984
Disposals/retirements	(629)	—	(34,190)	(36,062)	(22,795)	—	(93,676)
Foreign currency translation adjustment	(5,175)	(120)	(1,914)	(7,099)	(6,206)	(28,551)	(49,065)
As at September 30, 2016	92,824	72,332	94,209	382,380	213,777	935,100	1,790,622
Accumulated amortization
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Amortization expense (Note 23)	9,880	4,066	6,467	30,341	35,583	90,558	176,895
Disposals/retirements	(629)	—	(34,190)	(36,062)	(22,196)	—	(93,077)
Foreign currency translation adjustment	(3,364)	(17)	(1,484)	(3,844)	(2,410)	(16,518)	(27,637)
As at September 30, 2016	72,368	46,513	81,611	237,953	111,593	730,803	1,280,841
Net carrying amount as at September 30, 2016	20,456	25,819	12,598	144,427	102,184	204,297	509,781

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.	Other long-term assets

	As at September 30, 2017	As at September 30, 2016
	$	$
Long-term maintenance agreements	25,561	20,942
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 16)	23,945	24,435
Retirement benefits assets (Note 16)	11,623	8,797
Deposits	10,843	9,893
Deferred financing fees	3,292	2,882
Other	9,895	20,021
	85,159	86,970
10. Long-term financial assets
	As at September 30, 2017	As at September 30, 2016
	$	$
Deferred compensation plan assets (Notes 16 and 31)	46,906	42,139
Long-term investments (Note 31)	23,047	27,246
Long-term receivables	16,415	10,239
Long-term derivative financial instruments (Note 31)	24,939	49,759
	111,307	129,383

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

11.	Goodwill

The Company’s operations are managed through the following seven operating segments referred to as the Company’s Strategic Business Units, namely: U.S.; Nordics; Canada; France (including Luxembourg and Morocco) (France); U.K.; Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); and Asia Pacific (including Australia, India and the Philippines) (Asia Pacific). The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test as at September 30, 2017 and did not identify any impairment.

The variations in goodwill were as follows:

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$
As at September 30, 2016	1,743,020	1,190,615	1,112,146	881,627	839,016	853,311	313,598	6,933,333
Business acquisitions	238,322	—	—	—	—	—	—	238,322
Foreign currency translation adjustment	(95,279)	(709)	—	2,092	(14,751)	4,057	(7,035)	(111,625)
As at September 30, 2017	1,886,063	1,189,906	1,112,146	883,719	824,265	857,368	306,563	7,060,030

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables:

As at September 30, 2017	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.7	9.2	8.9	9.3	8.1	9.0	17.2
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	2.0	1.9	1.9	2.0

As at September 30, 2016	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.8	10.0	9.0	9.2	8.1	9.1	19.2
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	2.0	1.9	1.9	2.0

[1]	The long-term growth rate is based on published industry research.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Provisions

	Onerous leases1, [4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2016	16,246	9,000	36,706	13,426	75,378
Additional provisions	17,326	4,207	1,933	72,633	96,099
Utilized amounts	(7,055)	(3,649)	(1,698)	(23,047)	(35,449)
Reversals of unused amounts	(1,417)	(2,859)	(4,480)	—	(8,756)
Discount rate adjustment and imputed interest	139	—	291	—	430
Foreign currency translation adjustment	(278)	(127)	(367)	116	(656)
As at September 30, 2017	24,961	6,572	32,385	63,128	127,046
Current portion	9,845	6,572	7,867	61,870	86,154
Non-current portion	15,116	—	24,518	1,258	40,892

	Onerous leases1, [4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Additional provisions	2,639	2,168	4,891	29,100	38,798
Utilized amounts	(13,492)	(10,553)	(2,278)	(69,724)	(96,047)
Reversals of unused amounts	(10,480)	(6,160)	(1,593)	—	(18,233)
Discount rate adjustment and imputed interest	184	—	433	—	617
Foreign currency translation adjustment	(2,088)	(614)	(3,500)	(590)	(6,792)
As at September 30, 2016	16,246	9,000	36,706	13,426	75,378
Current portion	6,362	9,000	8,582	10,980	34,924
Non-current portion	9,884	—	28,124	2,446	40,454

[1]

As at September 30, 2017, the timing of cash outflows relating to these provisions ranges between one and nine years (one and seven years as at September 30, 2016) and they were discounted at a weighted average rate of 0.71% (0.77% as at September 30, 2016). The reversals of unused amounts are mostly due to favourable settlements.

[2]

As at September 30, 2017, litigation and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of $1,163,000, $5,254,000 and $155,000, respectively (as at September 30, 2016, nil, $5,289,000 and $3,711,000, respectively). The reversals of unused amounts are mostly due to favourable settlements of tax exposures and employee claims and other.

[3]

As at September 30, 2017, the decommissioning liabilities were based on the expected cash flows of $33,034,000 ($37,472,000 as at September 30, 2016) and were discounted at a weighted average rate of 0.90% (0.98% as at September 30, 2016). The timing of the settlements of these obligations ranges between one and ten years as at September 30, 2017 (one and eleven years as at September 30, 2016). The reversals of unused amounts are mostly due to favourable settlements.

[4]	See Note 24, Restructuring costs and Note 26, Investments in subsidiaries.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Long-term debt

	As at September 30, 2017	As at September 30, 2016
	$	$

Senior U.S. unsecured notes repayable in December by tranches of $175,126 (U.S. $140,000) in 2018 and $312,725 (U.S.$250,000) in 2021[1]	485,401	630,881

Senior unsecured notes repayable in September by tranches of $50,036 (U.S.$ 40,000) in 2019, $68,800 (U.S.$55,000) in 2021, $375,270 (U.S.$ 300,000) in 2024, $437,815 (U.S.$350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $125,647 (€85,000) in 2021[2]	1,057,027	1,102,155

Unsecured committed revolving credit facility[3]	200,000	—

Obligations repayable in blended monthly installments maturing at various dates until 2021, bearing a weighted average interest rate of 2.49% (2.57% in 2016)	61,703	111,205

Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2022, bearing a weighted average interest rate of 2.89% (3.40% in 2016)	29,794	42,172

Other long-term debt	28,078	24,562
	1,862,003	1,910,975
Current portion	122,467	192,036
	1,739,536	1,718,939

[1]

As at September 30, 2017, an amount of $487,851,000 was drawn, less fair value adjustments relating to interest rate swaps designated as fair value hedges of $2,208,000 and financing fees of $242,000. In December 2016, the Company repaid the matured tranche of the Senior U.S. unsecured notes for a total amount of $113,584,000. Following that repayment, the private placement financing with U.S. institutional investors is comprised of two tranches of Senior U.S. unsecured notes with a weighted average maturity of 3.1 years and a weighted average interest rate of 4.76% (4.57% in 2016). The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2017, the Company was in compliance with these covenants.

[2]

As at September 30, 2017, an amount of $1,057,568,000 was drawn, less financing fees of $541,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 4.9 years and a weighted average interest rate of 3.62% (3.62% in 2016). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2017, the Company was in compliance with these covenants.

[3]

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2021. This facility bears interest at Bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2017, an amount of $200,000,000 was drawn upon this facility at Canadian prime with no margin at a weighted average interest rate of 3.20%. Also, an amount of $9,631,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 7, 2017, the facility was extended by one year to December 2022 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2017, the Company was in compliance with these covenants.

Principal repayments on long-term debt, excluding fair value hedges, obligations under finance leases and financing fees, over the forthcoming years are as follows:

			$
Less than one year			109,006
Between one and two years			308,678
Between two and five years			914,472
Beyond five years			503,044
Total principal repayments on long-term debt			1,835,200

Minimum finance lease payments are as follows:	Principal	Interest	Payment
	$	$	$
Less than one year	13,408	678	14,086
Between one and two years	7,965	376	8,341
Between two and five years	8,421	261	8,682
Total minimum finance lease payments	29,794	1,315	31,109

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Other long-term liabilities

	As at September 30, 2017	As at September 30, 2016
	$	$
Deferred revenue	112,244	151,292
Deferred compensation plan liabilities (Note 16)	48,379	43,844
Deferred rent	39,554	43,118
Other	13,259	6,053
	213,436	244,307

15.	Income taxes

	Year ended September 30
	2017	2016
	$	$
Current income tax expense
Current income tax expense in respect of the current year	337,331	294,992
Adjustments recognized in the current year in relation to the income tax expense of prior years	(15,526)	(7,413)
Total current income tax expense	321,805	287,579
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	70,641	106,939
Deferred income tax expense relating to changes in tax rates	2,575	7,776
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	2,115	928
Recognition of previously unrecognized temporary differences	(14,434)	(19,153)
Total deferred income tax expense	60,897	96,490
Total income tax expense	382,702	384,069

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2017	2016
	%	%
Company’s statutory tax rate	26.8	26.9
Effect of foreign tax rate differences	1.3	0.9
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.9)	(0.4)
Non-deductible and tax exempt items	(0.3)	(1.0)
Recognition of previously unrecognized temporary differences	(1.0)	(1.3)
Minimum income tax charge	0.9	0.8
Impact on deferred tax assets and liabilities resulting from tax rate changes	0.2	0.5
Effective income tax rate	27.0	26.4

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

The continuity of deferred tax balances is as follows:

	As at September 30, 2016	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2017
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	81,092	—	4,339	—	—	(2,734)	82,697
Tax benefits on losses carried forward	134,725	990	(54,545)	—	—	(2,277)	78,893
Accrued compensation	41,780	—	5,274	—	(4,876)	(1,348)	40,830
Retirement benefits obligations	41,265	—	(2,876)	(3,822)	—	(405)	34,162
Allowance for doubtful accounts	598	—	(275)	—	—	—	323
PP&E, contract costs, intangible assets and other long-term assets	(136,663)	(4,116)	4,217	—	—	2,479	(134,083)
Work in progress	(79,550)	—	(4,836)	—	—	3,488	(80,898)
Goodwill	(56,050)	—	(7,117)	—	—	2,499	(60,668)
Refundable tax credits on salaries	(22,216)	—	(7,569)	—	—	—	(29,785)
Cash flow hedges	(9,035)	—	140	6,277	—	263	(2,355)
Other	373	—	2,351	1,629	—	(382)	3,971
Deferred taxes, net	(3,681)	(3,126)	(60,897)	4,084	(4,876)	1,583	(66,913)

	As at September 30, 2015	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2016
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	73,483	—	10,259	—	—	(2,650)	81,092
Tax benefits on losses carried forward	224,397	—	(76,391)	—	—	(13,281)	134,725
Accrued compensation	57,439	93	(23,819)	—	8,468	(401)	41,780
Retirement benefits obligations	32,491	—	3,041	6,565	—	(832)	41,265
Allowance for doubtful accounts	4,400	—	(3,698)	—	—	(104)	598
PP&E, contract costs, intangible assets and other long-term assets	(145,720)	(2,576)	13,632	—	—	(1,999)	(136,663)
Work in progress	(68,167)	—	(12,921)	—	—	1,538	(79,550)
Goodwill	(54,807)	—	(2,309)	—	—	1,066	(56,050)
Refundable tax credits on salaries	(21,131)	—	(1,085)	—	—	—	(22,216)
Cash flow hedges	(14,061)	—	265	3,959	—	802	(9,035)
Other	2,120	154	(3,464)	1,196	—	367	373
Deferred taxes, net	90,444	(2,329)	(96,490)	11,720	8,468	(15,494)	(3,681)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2017	As at September 30, 2016
	$	$
Deferred tax assets	146,602	179,898
Deferred tax liabilities	(213,515)	(183,579)
	(66,913)	(3,681)

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

As at September 30, 2017, the Company had $454,027,000 ($744,092,000 as at September 30, 2016) in operating tax losses carried forward, of which $41,205,000 ($105,505,000 as at September 30, 2016) expire at various dates up to 2037 and $412,822,000 ($638,587,000 as at September 30, 2016) have no expiry dates. The Company recognized a deferred tax asset of $95,491,000 ($170,075,000 as at September 30, 2016) on the losses carried forward and recognized a valuation allowance of $21,218,000 ($39,430,000 as at September 30, 2016). The resulting net deferred tax asset of $74,273,000 ($130,645,000 as at September 30, 2016) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $89,954,000 ($143,700,000 as at September 30, 2016).

As at September 30, 2017, the Company had $658,734,000 ($662,334,000 as at September 30, 2016) in non-operating tax losses carried forward that have no expiry dates. The Company recognized a deferred tax asset of $110,862,000 ($113,125,000 as at September 30, 2016) on the losses carried forward and recognized a valuation allowance of $106,242,000 ($109,045,000 as at September 30, 2016). The resulting net deferred tax asset of $4,620,000 ($4,080,000 as at September 30, 2016) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $640,246,000 ($638,300,000 as at September 30, 2016).

As at September 30, 2017, the Company had $126,389,000 ($557,800,000 as at September 30, 2016) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalent not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $2,779,924,000 ($2,339,815,000 as at September 30, 2016) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes.

16.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in U.K., Germany and France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service. U.K. and Germany plans are funded with assets held in separate funds. France plan is unfunded.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following description focuses mainly on plans registered in U.K., Germany and France:

U.K.

In U.K., the Company has three defined benefit pension plans, CMG U.K. Pension Scheme, Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. Logica Defined Benefit Pension Plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 35% to return-seeking assets such as equities and 65% towards a mixture of assets such as bonds and liability-driven investments such as investment funds; Logica U.K. Pension & Life Assurance Scheme policy is to invest 20% of the scheme assets in equities and 80% in bonds; and Logica Defined Benefit Pension Plan policy is to invest 30% of the plan assets in equities and 70% in bonds.

U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The latest funding actuarial valuations of the three defined benefit pension plans described above were undertaken as at September 30, 2015, of which the following reported a deficit:

–

The actuarial valuation of the CMG U.K. Pension Scheme reported a deficit of $111,390,000. A new recovery plan was proposed starting January 1, 2017 and reflecting quarterly payments of $3,731,000 to cover the deficit and $293,000 to cover administration expenses; and

–

The actuarial valuation of the Logica Defined Benefit Pension Plan reported a deficit of $7,882,000. A new recovery plan was proposed starting January 1, 2017 and reflecting monthly payments of $154,000 to cover the deficit and $10,000 to cover administration expenses.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees will receive an indemnity in the form of a lump-sum payment. About one third of the plans are bound by the former Works Council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights.

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees will receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2017	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(792,216)	(87,995)	(52,546)	(58,933)	(991,690)

Fair value of plan assets	763,859	12,088	—	25,074	801,021
	(28,357)	(75,907)	(52,546)	(33,859)	(190,669)
Fair value of reimbursement rights	—	22,863	—	1,082	23,945
Net liability recognized in the balance sheet	(28,357)	(53,044)	(52,546)	(32,777)	(166,724)

Presented as:

Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,863	—	1,082	23,945

Retirement benefits assets	11,316	—	—	307	11,623

Retirement benefits obligations	(39,673)	(75,907)	(52,546)	(34,166)	(202,292)
	(28,357)	(53,044)	(52,546)	(32,777)	(166,724)

As at September 30, 2016	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(814,156)	(97,392)	(58,565)	(60,041)	(1,030,154)

Fair value of plan assets	792,665	12,403	—	17,575	822,643
	(21,491)	(84,989)	(58,565)	(42,466)	(207,511)
Fair value of reimbursement rights	—	23,269	—	1,166	24,435
Net liability recognized in the balance sheet	(21,491)	(61,720)	(58,565)	(41,300)	(183,076)

Presented as:

Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,269	—	1,166	24,435

Retirement benefits assets	8,797	—	—	—	8,797

Retirement benefits obligations	(30,288)	(84,989)	(58,565)	(42,466)	(216,308)
	(21,491)	(61,720)	(58,565)	(41,300)	(183,076)

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154
Obligations extinguished on settlements	—	—	—	(1,029)	(1,029)
Current service cost	1,552	878	4,906	4,735	12,071
Interest cost	18,147	982	599	2,778	22,506
Actuarial gains due to change in financial assumptions[1]	(22,195)	(9,055)	(8,625)	(1,884)	(41,759)
Actuarial gains due to change in demographic assumptions[1]	(12,043)	—	(2,395)	(626)	(15,064)
Actuarial losses (gains) due to experience[1]	25,041	422	(209)	339	25,593
Plan participant contributions	113	—	—	—	113
Benefits paid from the plan	(18,065)	(1,033)	—	(3,377)	(22,475)
Benefits paid directly by employer	—	(1,634)	(305)	(708)	(2,647)
Foreign currency translation adjustment[1]	(14,490)	43	10	(1,336)	(15,773)
As at September 30, 2017	792,216	87,995	52,546	58,933	991,690
Defined benefit obligations of unfunded plans	—	—	52,546	33,353	85,899
Defined benefit obligations of funded plans	792,216	87,995	—	25,580	905,791
As at September 30, 2017	792,216	87,995	52,546	58,933	991,690

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293
Liabilities assumed in business acquisitions	—	—	381	—	381
Current service cost	1,133	808	4,314	5,720	11,975
Interest cost	26,177	1,911	1,172	2,529	31,789
Actuarial losses due to change in financial assumptions[1]	199,229	15,576	8,178	4,849	227,832
Actuarial (gains) losses due to change in demographic assumptions[1]	(8,853)	—	(3,870)	121	(12,602)
Actuarial losses due to experience[1]	64	257	43	209	573
Past service cost	—	—	—	3,552	3,552
Plan participant contributions	181	—	—	22	203
Benefits paid from the plan	(21,781)	(225)	—	(2,085)	(24,091)
Benefits paid directly by employer	—	(1,926)	(577)	(1,882)	(4,385)
Foreign currency translation adjustment[1]	(135,577)	(1,389)	(679)	(1,721)	(139,366)
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154
Defined benefit obligations of unfunded plans	—	—	58,565	34,436	93,001
Defined benefit obligations of funded plans	814,156	97,392	—	25,605	937,153
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154

[1]	Amounts recognized in other comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2016	792,665	35,672	—	18,741	847,078
Assets distributed on settlements	—	—	—	(449)	(449)
Interest income on plan assets	17,628	364	—	1,157	19,149
Employer contributions	17,651	1,411	305	11,482	30,849
Return on assets excluding interest income[1]	(29,635)	380	—	532	(28,723)
Plan participants contributions	113	—	—	—	113
Benefits paid from the plan	(18,065)	(1,033)	—	(3,377)	(22,475)
Benefits paid directly by employer	—	(1,634)	(305)	(708)	(2,647)
Administration expenses paid from the plan	(2,108)	—	—	(113)	(2,221)
Foreign currency translation adjustment[1]	(14,390)	(209)	—	(1,109)	(15,708)
As at September 30, 2017	763,859	34,951	—	26,156	824,966
Plan assets	763,859	12,088	—	25,074	801,021
Reimbursement rights	—	22,863	—	1,082	23,945
As at September 30, 2017	763,859	34,951	—	26,156	824,966

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2015	726,224	35,120	—	16,207	777,551
Interest income on plan assets	25,494	813	—	1,087	27,394
Employer contributions	17,896	2,024	577	5,302	25,799
Return on assets excluding interest income[1]	178,033	437	—	597	179,067
Plan participants contributions	181	—	—	22	203
Benefits paid from the plan	(21,781)	(225)	—	(2,085)	(24,091)
Benefits paid directly by employer	—	(1,926)	(577)	(1,882)	(4,385)
Administration expenses paid from the plan	(1,839)	—	—	(3)	(1,842)
Foreign currency translation adjustment[1]	(131,543)	(571)	—	(504)	(132,618)
As at September 30, 2016	792,665	35,672	—	18,741	847,078
Plan assets	792,665	12,403	—	17,575	822,643
Reimbursement rights	—	23,269	—	1,166	24,435
As at September 30, 2016	792,665	35,672	—	18,741	847,078

[1]	Amounts recognized in other comprehensive income.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2017	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	233,871	—	—	—	233,871
Quoted bonds	183,729	—	—	123	183,852
Property	32,353	—	—	—	32,353
Cash	75,044	—	—	51	75,095
Other[1]	238,862	12,088	—	24,900	275,850
	763,859	12,088	—	25,074	801,021

As at September 30, 2016	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	200,163	—	—	—	200,163
Quoted bonds	188,674	—	—	162	188,836
Property	30,004	—	—	—	30,004
Cash	62,708	—	—	55	62,763
Other[1]	311,116	12,403	—	17,358	340,877
	792,665	12,403	—	17,575	822,643

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2017	2016
	$	$
Current service cost	12,071	11,975
Settlement gain	(580)	—
Past service cost	—	3,552
Net interest on net defined benefit obligations or assets	3,357	4,395
Administration expenses	2,221	1,842
	17,069	21,764

[1]

The expense was presented as costs of services, selling and administrative for an amount of $11,491,000 and as net finance costs for an amount of $5,578,000 (Note 25) ($15,527,000 and $6,237,000, respectively for the year ended September 30, 2016).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2017	U.K.	Germany	France	Other
	%	%	%	%
Discount rate	2.69	1.75	1.75	4.50
Future salary increases	3.48	2.50	2.86	1.96
Future pension increases	3.38	1.50	—	—
Inflation rate	3.48	2.00	2.00	2.85

As at September 30, 2016	U.K.	Germany	France	Other
	%	%	%	%
Discount rate	2.31	1.04	1.04	3.86
Future salary increases	3.15	2.50	2.17	2.07
Future pension increases	3.11	1.50	—	—
Inflation rate	3.15	2.00	2.00	3.10

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2017			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.1	20.0
Females			23.9	24.0
Longevity at age 45 for current members
Males			23.5	22.0
Females			25.4	26.0

As at September 30, 2016			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.2	20.0
Females			24.2	24.0
Longevity at age 45 for current members
Males			23.9	22.0
Females			26.1	26.0

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2017: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2016 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2005G and (3) France: INSEE TVTD 2010-2012.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2017	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(34,430)	(2,922)	(2,065)
Decrease of 0.25% in the discount rate	36,668	3,081	2,174
Salary increase of 0.25%	582	56	2,208
Salary decrease of 0.25%	(575)	(55)	(2,105)
Pension increase of 0.25%	17,169	1,338	—
Pension decrease of 0.25%	(16,347)	(1,282)	—
Increase of 0.25% in inflation rate	27,484	1,338	2,208
Decrease of 0.25% in inflation rate	(26,022)	(1,282)	(2,105)
Increase of one year in life expectancy	22,051	2,442	378
Decrease of one year in life expectancy	(21,965)	(2,186)	(407)

As at September 30, 2016	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(36,935)	(3,556)	(2,476)
Decrease of 0.25% in the discount rate	39,406	3,762	2,612
Salary increase of 0.25%	724	80	2,588
Salary decrease of 0.25%	(714)	(78)	(2,466)
Pension increase of 0.25%	17,860	1,802	—
Pension decrease of 0.25%	(16,963)	(1,721)	—
Increase of 0.25% in inflation rate	28,843	1,802	2,588
Decrease of 0.25% in inflation rate	(27,303)	(1,721)	(2,466)
Increase of one year in life expectancy	24,093	2,918	444
Decrease of one year in life expectancy	(23,900)	(2,601)	(485)

The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30
	2017	2016
	(in years)
U.K.	19	20
Germany	14	15
France	16	18
Other	11	13

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $23,798,000 to defined benefit plans during the next year, of which $19,753,000 relates to the U.K. plans, and $4,045,000 relates to the other plans. The contributions will include new benefit accruals and deficit recovery payments.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into state pension plans. The pension cost for defined contribution plans amounted to $234,122,000 in 2017 ($236,678,000 in 2016).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.81% and the Company’s proportion of the total number of active members in the plan is 0.55%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. As at September 30, 2017, Alecta collective funding ratio was 158% (142% in 2016). The plan expense was $34,208,000 in 2017 ($34,528,000 in 2016). The Company expects to contribute $27,590,000 to the plan during the next year.

OTHER BENEFIT PLANS

The Company maintains deferred compensation plans covering some of its U.S. and Germany management. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2017, the deferred compensation liability totaled $48,379,000 ($43,844,000 as at September 30, 2016) (Note 14) and the deferred compensation assets totaled $46,906,000

($42,139,000 as at September 30, 2016) (Note 10).

For the deferred compensation plan in U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $46,480,000 as at September 30, 2017

($41,423,000 as at September 30, 2016).

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Accumulated other comprehensive income

	As at September 30, 2017	As at September 30, 2016
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $65,850 as at September 30, 2017 ($69,777 as at September 30,2016)	695,591	837,056

Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $69,296 as at September 30, 2017 ($72,490 as at September 30, 2016)	(453,690)	(466,799)

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $2,332 as at September 30, 2017 ($8,876 as at September 30, 2016)	1,670	13,931

Net unrealized (losses) gains on available-for-sale investments, net of accumulated income tax recovery of $178 as at September 30, 2017 (net of accumulated income tax expense of $965 as at September 30, 2016)	(562)	2,947

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $20,933 as at September 30, 2017 ($25,160 as at September 30, 2016)	(83,618)	(83,007)
	159,391	304,128

For the year ended September 30, 2017, $15,425,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $9,534,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($11,834,000 of the net unrealized gains net of income tax expense of $6,725,000 for the year ended September 30, 2016).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

For the fiscal years 2017 and 2016, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245
Issued upon exercise of stock options[1]	5,283,485	111,405	—	—	5,283,485	111,405
PSUs exercised[2]	—	21,250	—	—	—	21,250
Purchased and cancelled[3]	(9,519,875)	(170,374)	—	—	(9,519,875)	(170,374)
Purchased and held in trust[4]	—	(21,795)	—	—	—	(21,795)
Conversion of shares[5]	420,019	586	(420,019)	(586)	—	—
As at September 30, 2016	271,956,913	2,148,898	32,852,748	45,833	304,809,661	2,194,731
Issued upon exercise of stock options[1]	2,079,150	60,943	—	—	2,079,150	60,943
PSUs exercised[2]	—	23,666	—	—	—	23,666
Purchased and cancelled[3]	(19,929,268)	(227,060)	—	—	(19,929,268)	(227,060)
Shares held in trust resold[4]	—	2,445	—	—	—	2,445
As at September 30, 2017	254,106,795	2,008,892	32,852,748	45,833	286,959,543	2,054,725

[1]

The carrying value of Class A subordinate shares includes $11,169,000 ($21,972,000 during the year ended September 30, 2016), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

During the year ended September 30, 2017, 659,640 PSUs were exercised (969,241 during the year ended September 30, 2016) with a recorded value of $23,666,000 ($21,250,000 during the year ended September 30, 2016) that was removed from contributed surplus. As at September 30, 2017, 468,668 Class A subordinate shares were held in trust under the PSU plan (1,192,308 as at September 30, 2016) (Note 19b).

[3]

On February 1, 2017, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (NCIB) for the purchase of up to 21,190,564 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares are available for purchase commencing February 6, 2017, until no later than February 5, 2018, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the year ended September 30, 2017, the Company purchased 15,074,900 Class A subordinate shares for cancellation (2,207,500 during the year ended September 30, 2016) under the previous and current NCIB for a cash consideration of $946,664,000 ($117,820,000 during the year ended September 30, 2016) and the excess of the purchase price over the carrying value in the amount of $823,450,000 ($99,553,000 during the year ended September 30, 2016) was charged to retained earnings. During the year ended September 30, 2016, the Company paid and cancelled 200,000 Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 that were held from previous period.

In addition, during the year ended September 30, 2017, the Company purchased 4,854,368 Class A subordinate shares for cancellation (7,112,375 during the year ended September 30, 2016) from the Caisse de dépôt et placement du Québec for a cash consideration of $300,000,000 ($400,000,000 during the year ended September 30, 2016). The excess of the purchase price over the carrying value in the amount of $196,154,000 ($247,893,000 during the year ended September 30, 2016) was charged to retained earnings. In accordance with the requirements of the TSX, the purchase is considered in the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

[4]

During the year ended September 30, 2017, the trustee resold 64,000 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan (nil during the year ended September 30, 2016). The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $1,601,000, resulted in an increase of contributed surplus. During the year ended September 30, 2016, the trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,722 Class A subordinate shares of the Company on the open market for a cash consideration of $21,795,000.

[5]	During the year ended September 30, 2016, a shareholder converted 420,019 Class B shares into 420,019 Class A subordinate shares.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2017, 30,561,122 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2017		2016
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	16,623,619	39.40	20,629,392	29.23
Granted	2,961,866	63.22	3,882,977	62.53
Exercised	(2,079,150)	23.94	(5,283,485)	16.93
Forfeited	(2,267,952)	49.12	(2,558,272)	39.39
Expired	(500)	7.72	(46,993)	14.22
Outstanding, end of year	15,237,883	44.70	16,623,619	39.40
Exercisable, end of year	7,527,054	28.77	7,798,604	24.10

The weighted average share price at the date of exercise for stock options exercised in 2017 was $64.49 ($58.65 in 2016).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2017:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
9.31 to 9.41	235,229	1.00	9.31	235,229	9.31
11.39 to 13.26	524,425	2.00	12.59	524,425	12.59
14.48 to 15.96	1,136,174	3.00	15.48	1,136,174	15.48
19.28 to 21.31	283,523	4.00	19.75	283,523	19.75
23.65 to 30.79	1,965,317	5.21	23.89	1,965,317	23.89
34.68 to 38.79	1,886,662	6.35	37.22	1,752,804	37.17
39.47 to 47.36	1,042,738	7.13	39.67	757,139	39.70
47.81 to 56.69	1,725,490	7.99	48.46	866,563	48.50
57.21 to 63.72	6,438,325	9.43	63.21	5,880	57.21
	15,237,883	7.22	44.70	7,527,054	28.77

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

a)	Stock options (continued)

The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2017	2016
Grant date fair value ($)	13.03	13.11
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	22.52	25.41
Risk-free interest rate (%)	1.66	0.56
Expected life (years)	4.00	4.00
Exercise price ($)	63.22	62.53
Share price ($)	63.22	62.53

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 18).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2015	1,719,827
Granted[1]	570,000
Exercised	(969,241)
Forfeited	(128,278)
Outstanding as at September 30, 2016	1,192,308
Granted[1]	221,000
Exercised	(659,640)
Forfeited	(285,000)
Outstanding as at September 30, 2017	468,668

[1]	The PSUs granted in 2017 had a grant date fair value of $62.49 per unit ($48.35 in 2016).

On September 26, 2017, the Company adopted a new PSU plan with similar terms and conditions to the existing PSU plan. There was no grant under the new plan during the year ended September 30, 2017.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution, however the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate shares on the open market on behalf of the employee through either the TSX or New York Stock Exchange.

d)	Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date. As at September 30, 2017, the number of outstanding DSUs was 136,246 (107,856 DSUs as at September 30, 2016).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30
	2017	2016
	$	$
Stock options	25,133	17,720
PSUs	9,310	20,579
Share purchase plan	97,729	87,683
DSUs	2,075	2,916
	134,247	128,898

20.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2017			2016
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,035,195	297,516,970	3.48	1,068,716	304,808,130	3.51
Net effect of dilutive stock options and PSUs[2]		5,776,515			7,965,026
	1,035,195	303,293,485	3.41	1,068,716	312,773,156	3.42

[1]

During the year ended September 30, 2017, 19,929,268 Class A subordinate shares purchased and 468,668 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (9,519,875 and 1,192,308, respectively during the year ended September 30, 2016).

[2]	The calculation of the diluted earnings per share excluded 6,419,566 stock options for the year ended September 30, 2017 (3,842,800 for the year ended September 30, 2016), as they were anti-dilutive.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

21.	Construction contracts in progress

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at	As at
	September 30, 2017	September 30, 2016
	$	$
Recognized as:
Revenue in the respective year	1,527,904	1,443,169
Recognized as:
Amounts due from customers under construction contracts[1]	278,792	414,427
Amounts due to customers under construction contracts	(56,068)	(105,187)

[1]	As at September 30, 2017, retentions held by customers for contract work in progress amounted to $11,971,000 ($72,277,000 as at September 30, 2016).

22.	Costs of services, selling and administrative

	Year ended September 30
	2017	2016
	$	$
Salaries and other member costs[1]	6,412,607	6,254,917
Professional fees and other contracted labour	1,273,944	1,243,143
Hardware, software and data center related costs	814,274	795,347
Property costs	349,881	399,682
Amortization and depreciation (Note 23)	366,377	394,054
Other operating expenses	40,576	33,786
	9,257,659	9,120,929

[1]	Net of R&D and other tax credits of $182,951,000 in 2017 ($174,199,000 in 2016).

23.	Amortization and depreciation

	Year ended September 30
	2017	2016
	$	$
Depreciation of PP&E1 (Note 6)	152,854	163,105
Amortization of intangible assets (Note 8)	157,033	176,895
Amortization of contract costs related to transition costs	56,490	54,054
Included in costs of services, selling and administrative (Note 22)	366,377	394,054

Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,336	3,221
Amortization of deferred financing fees (presented in finance costs)	1,090	1,154
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,494	1,631
Impairment of PP&E (presented in restructuring costs) (Notes 6 and 24)	5,907	—
	377,204	400,060

[1]	Depreciation of PP&E acquired under finance leases was $11,623,000 in 2017 ($14,471,000 in 2016).

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

24.	Restructuring costs

During the year ended September 30, 2017, the Company announced it will incur approximately $165,000,000 of restructuring costs over the next year to compress the timeline of implementing certain elements of its profitable growth strategy and incurred $88,628,000 of costs related to the announced program. This amount includes restructuring costs for termination of employments of $67,426,000 accounted for in restructuring provisions, leases of vacated premises of $14,550,000 accounted for in onerous lease provisions, impairment of PP&E of $5,907,000 (Notes 6 and 23), as well as other restructuring costs of $745,000. The initiative is expected to yield benefits throughout fiscal year 2018.

During the year ended September 30, 2016, the Company completed the previously announced restructuring program for productivity improvement initiatives and incurred $29,100,000 of restructuring costs for termination of employments for a total expense of $65,000,000 over the entire program.

25.	Net finance costs

	Year ended September 30
	2017	2016
	$	$
Interest on long-term debt	62,022	70,257
Net interest costs on net defined benefit obligations or assets (Note 16)	5,578	6,237
Other finance costs	5,911	3,542
Finance costs	73,511	80,036
Finance income	(3,719)	(1,610)
	69,792	78,426

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries

a)  Acquisitions

The Company made the following acquisitions during the year ended September 30, 2017:

–

On November 3, 2016, the Company acquired all units of Collaborative Consulting, LLC, a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts;

–

On April 19, 2017, the Company acquired all outstanding shares of Computer Technology Solutions, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Birmingham, Alabama;

–

On May 12, 2017, the Company acquired all outstanding shares of eCommerce Systems, Inc., a high-end consulting IT company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Denver, Colorado; and

–

On August 22, 2017, the Company acquired all outstanding shares of Summa Technologies, Inc. (Summa), a high-end IT consulting company with expertise in digital experience and agile software development, headquartered in Pittsburgh, Pennsylvania.

The following table presents the purchase price allocations for all the above acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed. The purchase price allocation for Summa is preliminary.

2017
$
Current assets	40,705
PP&E	5,488
Intangible assets	50,474
Goodwill[1]	238,322
Current liabilities	(29,953)
Deferred tax liabilities	(3,126)
Debt	(9,648)
292,262
Cash acquired	14,814
Net assets acquired	307,076

Consideration paid	297,875
Consideration payable[2]	9,201

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. All of the goodwill is included in the U.S. operating segment and $191,231,000 is deductible for tax purposes.

[2]	Repayable in annually installments through 2021 and bearing interest at a rate of 2.04%.

In addition, on October 6, 2017, the Company acquired 94.79% of the outstanding shares of Affecto Plc (Affecto), a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland, for a cash consideration of $137,436,000. On October 10, 2017, the Company submitted an application to initiate statutory squeeze-out proceedings in order to complete the redemption of the shares held by the remaining shareholders of Affecto. At the time of the approval of the Company’s consolidated financial statements, the initial accounting for the acquisition of Affecto was incomplete.

These acquisitions will complement the Company’s proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.

b)	Acquisition-related and integration costs

In connection with these acquisitions, the Company expensed $10,306,000 related to acquisition-related and integration costs during the year ended September 30, 2017. This amount includes acquisition-related costs of $1,661,000 and integration costs of $8,645,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employments of $5,207,000 accounted for in restructuring provisions, leases of vacated premises of $1,382,000 accounted for in onerous lease provisions, as well as other integration costs of $ 2,056,000.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Supplementary cash flow information

a)  Net change in non-cash working capital items is as follows for the years ended September 30:

	2017	2016
	$	$
Accounts receivable	(164,452)	(35,829)
Work in progress	(8,056)	(102,354)
Prepaid expenses and other assets	16,403	(18,573)
Long-term financial assets	(13,338)	(4,802)
Accounts payable and accrued liabilities	(92,873)	16,764
Accrued compensation	44,837	(43,528)
Deferred revenue	(12,993)	3,551
Provisions	50,777	(77,192)
Long-term liabilities	8,612	(11,897)
Retirement benefits obligations	(12,395)	(1,150)
Derivative financial instruments	3,229	(2,256)
Income taxes	34,164	9,393
	(146,085)	(267,873)

b)  Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2017	2016
	$	$
Operating activities
Accounts receivable	(118)	(15)
Accounts payable and accrued liabilities	34,522	36,139
Provisions	1,571	1,074
	35,975	37,198
Investing activities
Purchase of PP&E	(16,365)	(15,427)
Additions of intangible assets	(23,236)	(32,608)
	(39,601)	(48,035)
Financing activities
Increase in obligations under finance leases	3,508	9,238
Increase in obligations other than finance leases	—	1,584
Issuance of shares	118	15
	3,626	10,837

c)  Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2017	2016
	$	$
Interest paid	78,227	82,369
Interest received	3,680	1,455
Income taxes paid	244,227	246,134

d)  Cash and cash equivalents consisted fully of unrestricted cash as at September 30, 2017 and 2016.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information

The following tables present information on the Company’s operations based on its current management structure managed through seven operating segments. Segment results are based on the location from which the services are delivered - the geographic delivery model (Note 11).

						Year ended September 30, 2017

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	3,028,355	1,577,883	1,605,500	1,559,869	1,286,700	1,194,409	592,350	10,845,066
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	495,774	179,989	343,856	193,075	152,185	98,981	122,763	1,586,623
Acquisition-related and integration costs (Note 26b)								(10,306)
Restructuring costs (Note 24)								(88,628)
Net finance costs (Note 25)								(69,792)
Earnings before income taxes								1,417,897

[1]

Total amortization and depreciation of $370,207,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $98,163,000, $47,907,000, $62,050,000, $32,377,000, $69,506,000, $37,480,000 and $22,724,000, respectively for the year ended September 30, 2017.

						Year ended September 30, 2016

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,878,661	1,651,322	1,536,331	1,444,966	1,431,739	1,198,854	541,391	10,683,264
Earnings before restructuring costs, net finance costs and income tax expense[1]	486,295	186,742	345,483	174,685	154,262	114,256	98,588	1,560,311
Restructuring costs (Note 24)								(29,100)
Net finance costs (Note 25)								(78,426)
Earnings before income taxes								1,452,785

[1]

Total amortization and depreciation of $398,906,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $94,744,000, $69,385,000, $58,695,000, $34,542,000, $79,342,000, $40,427,000 and $21,771,000, respectively for the year ended September 30, 2016.

The accounting policies of each operating segment are the same as those described in the Summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue:

	2017	2016
	$	$
U.S.	3,118,044	2,969,506

Nordics
Sweden	775,093	829,080
Finland	654,155	648,981
Others	239,658	248,826
	1,668,906	1,726,887

Canada	1,746,438	1,643,680

France
France	1,555,721	1,433,354
Others	38,445	38,690
	1,594,166	1,472,044

U.K.	1,419,419	1,568,323

ECS
Germany	415,104	397,059
Netherlands	421,673	449,031
Others	332,401	318,991
	1,169,178	1,165,081

Asia Pacific
Others	128,915	137,743
	128,915	137,743
	10,845,066	10,683,264

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2017	As at September 30, 2016
	$	$
U.S.	312,909	290,303
Canada	311,667	283,121
U.K.	183,213	234,743
France	66,416	76,654
Sweden	66,953	72,795
Finland	35,363	34,745
Germany	38,310	46,825
Netherlands	25,300	30,487
Rest of the world	89,964	90,419
	1,130,095	1,160,092

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2017	2016
	$	$
Outsourcing
IT services	4,640,892	4,680,329
BPS	1,128,258	1,099,342
Systems integration and consulting services	5,075,916	4,903,593
	10,845,066	10,683,264

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. operating segment, accounted for $1,521,821,000 and 14.00% of revenues for the year ended September 30, 2017 ($1,405,955,000 and 13.20% for the year ended September 30, 2016).

29.	Related party transactions

a)	Transactions with subsidiaries

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States
CGI Federal Inc.	United States
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI France SAS	France
CGI IT UK Limited	United Kingdom
CGI Nederland BV	Netherlands
CGI Deutschland Ltd & Co KG	Germany
CGI Information Systems and Management Consultants Private Limited	India

b)	Compensation of key management personnel

Compensation of key management personnel, defined as the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Board of Directors was as follows:

	2017	2016[1]
	$	$
Short-term employee benefits	8,990	6,224
Share-based payments	15,537	23,803

[1]	Includes the Chief Operating Officer.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees

a)	Commitments

As at September 30, 2017, the Company is committed under the terms of operating leases with various expiration dates up to 2028, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $656,775,000, excluding costs for services and taxes.

The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	174,835
Between one and two years	127,411
Between two and five years	241,387
Beyond five years	113,142

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to earnings during the year was $200,424,000 ($223,289,000 in 2016), net of subleases income of $14,653,000 ($19,220,000 in 2016). As at September 30, 2017, the total future minimum subleases payments expected to be received under non-cancellable subleases were $12,868,000 ($25,801,000 as at September 30, 2016).

The Company entered into long-term service and other agreements representing a total commitment of $238,931,000. Minimum payments under these agreements are due as follows:

$
Less than one year	109,495
Between one and two years	70,073
Between two and five years	59,363

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 12).

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees (continued)

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10,865,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2017. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2017, the Company had committed a total of $30,297,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $86,813,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 13). These guarantees are required in some of the Company’s contracts with customers.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents the financial liabilities included in the long-term debt (Note 13) which are measured at amortized cost. The financial liabilities are categorized using the fair value hierarchy.

		As at September 30, 2017		As at September 30, 2016

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,542,428	1,638,980	1,733,036	1,855,143
Unsecured committed revolving credit facility	Level 2	200,000	200,000	—	—
Obligations other than finance leases	Level 2	61,703	60,847	111,205	109,966
Obligations under finance leases	Level 2	29,794	29,667	42,172	41,753
Other long-term debt	Level 2	28,078	27,348	24,562	22,843
		1,862,003	1,956,842	1,910,975	2,029,705

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2017	As at September 30, 2016
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	165,872	596,529
Deferred compensation plan assets (Note 10)	Level 1	46,906	42,139
		212,778	638,668
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	8,152	22,226
Long-term derivative financial instruments (Note 10)	Level 2	24,939	49,759
		33,091	71,985
Available-for-sale
Long-term bonds included in funds held for clients (Note 5)	Level 2	195,509	195,976
Long-term investments (Note 10)	Level 2	23,047	27,246
		218,556	223,222
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	12,069	4,517
Long-term derivative financial instruments	Level 2	82,365	46,473
		94,434	50,990

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2017 and 2016.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2017	As at September 30, 2016
		$	$
Hedges of net investments in foreign operations

$831,400 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($831,400 as at September 30, 2016)	Current assets Long-term assets	2,907 14,539	— 31,603
Cash flow hedges of future revenue
U.S.$65,691 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$31,033 as at September 30, 2016)	Current assets	37	3,358
	Long-term assets	162	—
	Current liabilities	330	58
	Long-term liabilities	427	—
$146,881 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($116,700 as at September 30, 2016)	Current assets	4,644	11,935
	Long-term assets	7,429	7,429
	Current liabilities	554	—
	Long-term liabilities	969	—
€21,483 foreign currency forward contracts between the euro and the Indian rupee (€8,900 as at September 30, 2016)	Current assets	—	376
	Current liabilities	275	—
	Long-term liabilities	366	—
£29,034 foreign currency forward contracts between the British pound and the Indian rupee (Ł15,200 as at September 30, 2016)	Current assets	24	5,094
	Current liabilities	771	—
	Long-term liabilities	895	—
€75,374 foreign currency forward contracts between the euro and the British pound (€52,700 as at September 30, 2016)	Current assets	33	—
	Long-term assets	70	—
	Current liabilities	1,477	3,626
	Long-term liabilities	1,987	350
€53,527 foreign currency forward contracts between the euro and the Moroccan dirham (€8,300 as at September 30, 3016)	Long-term assets	2,669	—
	Current liabilities	1,681	710
	Long-term liabilities	5,427	—
Other foreign currency forward contracts	Current assets	507	1,463
	Long-term assets	70	—
	Current liabilities	231	123
	Long-term liabilities	345	—
Cash flow hedges of Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2016)	Current liabilities	6,750	—
	Long-term liabilities	69,540	46,123

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in derivative financial instruments	As at September 30, 2017		As at September 30, 2016
Fair value hedges of Senior U.S. unsecured notes			$		$

U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2016)	Long-term assets	—		10,727
	Long-term liabilities	2,409		—

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.

As at September 30, 2017, there were no changes in valuation techniques.

The Company expects that approximately $7,286,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2017 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2017, the Company’s hedging relationships were effective.

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of a portion of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.

The Company is also exposed to interest rate risk on its unsecured committed revolving credit facility.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Interest rate risk (continued)

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar, with Senior U.S. and euro unsecured notes. The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

During the year ended September 30, 2016, the Company entered into Canadian dollar to euro cross-currency swap agreements for a notional amount of $831,400,000 designated as hedging instruments of the Company’s net investment in European operations.

During the year ended September 30, 2016, the Company settled cross-currency swaps with a notional amount of $109,730,000 for a net amount of $24,057,000. The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

During the year ended September 30, 2016, the Company has entered into cross-currency swap agreements, for a notional amount of U.S.$600,000,000, related to its Senior U.S. unsecured notes. The cross-currency swaps are designated as cash flow hedges to offset the variability in the exchange rate between the U.S. and Canadian dollar.

The Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the Swedish krona, the U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2017				2016
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
	$	$	$	$	$	$	$	$
(Decrease) increase in net earnings	(860)	(1,174)	2,383	(539)	(913)	(1,581)	2,964	(450)
Decrease in other comprehensive income	(1,839)	(74,974)	(93,866)	(4,788)	(847)	(85,380)	(92,264)	(2,581)

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2017	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,004,307	1,004,307	1,004,307	—	—	—
Accrued compensation	578,886	578,886	578,886	—	—	—
Senior U.S. and euro unsecured notes	1,542,428	1,823,352	124,201	343,207	818,095	537,849
Unsecured committed revolving credit facility	200,000	226,810	6,400	6,400	214,010	—
Obligations other than finance leases	61,703	63,454	33,850	18,623	10,981	—
Obligations under finance leases	29,794	31,109	14,086	8,341	8,682	—
Other long-term debt	28,078	28,787	13,986	2,988	9,130	2,683
Clients’ funds obligations	314,233	314,233	314,233	—	—	—
Derivative financial liabilities
Cash flow hedges of future revenue	90
Outflow		17,036	5,486	6,530	5,020	—
(Inflow)		(16,989)	(5,417)	(5,083)	(6,489)	—
Cross-currency swaps	58,844
Outflow		849,762	83,877	317,085	291,798	157,002
(Inflow)		(846,228)	(91,446)	(310,451)	(291,936)	(152,395)
Interest rate swaps	2,409
Outflow		63,248	14,055	14,055	35,138	—
(Inflow)		(70,222)	(15,605)	(15,605)	(39,012)	—
	3,820,772	4,067,545	2,080,899	386,090	1,055,417	545,139

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2016	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,107,863	1,107,863	1,107,863	—	—	—
Accrued compensation	523,553	523,553	523,553	—	—	—
Senior U.S. and euro unsecured notes	1,733,036	2,083,673	178,105	130,140	786,108	989,320
Obligations other than finance leases	111,205	115,362	48,860	35,668	30,834	—
Obligations under finance leases	42,172	44,205	19,716	11,789	11,932	768
Other long-term debt	24,562	24,687	15,404	1,187	3,797	4,299
Clients’ funds obligations	365,994	365,994	365,994	—	—	—
Derivative financial (assets) liabilities
Cash flow hedges of future revenue	(24,788)
Outflow		4,813	4,454	359	—	—
(Inflow)		(31,221)	(22,510)	(3,945)	(4,766)	—
Cross-currency swaps	14,520
Outflow		865,655	17,906	83,678	536,888	227,183
(Inflow)		(917,944)	(30,315)	(95,920)	(558,094)	(233,615)
Interest rate swaps	(10,727)
Outflow		68,273	12,413	12,413	37,240	6,207
(Inflow)		(90,025)	(16,368)	(16,368)	(49,105)	(8,184)
	3,887,390	4,164,888	2,225,075	159,001	794,834	985,978

As at September 30, 2017, the Company held cash and cash equivalents and long-term investments of $188,919,000

($623,775,000 as at September 30, 2016). The Company also had available $1,290,369,000 in unsecured committed revolving credit facility ($1,466,086,000 as at September 30, 2016). As at September 30, 2017, trade accounts receivable amounted to $931,530,000 ($816,885,000 as at September 30, 2016). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

FISCAL 2017 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2017	2016
	$	$
Not past due	806,041	684,454
Past due 1-30 days	79,016	76,339
Past due 31-60 days	25,262	19,415
Past due 61-90 days	8,999	10,749
Past due more than 90 days	16,969	31,241
	936,287	822,198
Allowance for doubtful accounts	(4,757)	(5,313)
	931,530	816,885

The carrying amount of trade accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2017, total managed capital1 was $8,253,548,000 ($8,999,358,000 as at September 30, 2016). Managed capital consists of long-term debt, including the current portion (Note 13), cash and cash equivalents, long-term investments (Note 10) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt1/Capitalization[1]

-	Debt/EBITDA[1]

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of derivative financial instruments) less cash and cash equivalents and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring costs and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management’s objectives.

The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed revolving credit facility. The ratios are as follows:

-	A leverage ratio[1], which is the ratio of total debt to EBITDA for the four most recent quarters[2].

-

An interest and rent coverage ratio[1], which is the ratio of the EBITDAR[1] for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as EBITDA before rent expense[2].

-

In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	Non-GAAP measure.

[2]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

Shareholder Information

Shareholder information listing

IPO: 1986

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2017:

254,106,795 Class A subordinate voting shares

32,852,748 Class B shares

High/low of share price from October 1, 2016 to September 30, 2017:

	TSX (CDN$)	NYSE (U.S.$)

High:	69.22	53.65

Low:	60.61	45.73

The certifications required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings whereby CGI’s Chief Executive Officer and Chief Financial Officer certify the accuracy of the information contained in CGI’s Annual Information Form, Annual Audited Consolidated Financial Statements and Annual Management’s Discussion and Analysis are available on the Canadian Securities Administrators’ website at www.sedar.com. Similar certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to our Form 40-F which is available on EDGAR at www.sec.gov. The certification required by Section 303A.12(c) of the NYSE Listed Company Manual is also filed annually with the New York Stock Exchange. CGI’s corporate governance practices conform to those followed by U.S. domestic companies under New York Stock Exchange listing standards. A summary of these practices is provided in the report of the Corporate Governance Committee contained in CGI’s Management Proxy Circular which is available on the Canadian Securities Administrators’ website at www.sedar.com, on EDGAR at www.edgar.com and on CGI’s website at www.cgi.com.

Auditors

Ernst & Young LLP

Transfer agent

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1 800 564-6253

www.investorcentre.com/service

Investor relations

For further information about the Company, additional copies of this report or other financial information, please contact:

CGI Group Inc.

Investor Relations

Email: ir@cgi.com

Web: cgi.com/investors

1350 René-Lévesque Blvd West,

15th floor

Montréal, Québec H3G 1T4

Canada

Tel.: 514-841-3200

Annual general meeting of shareholders

Wednesday, January 31, 2018 at 11:00 a.m.

Ritz-Carlton Montréal

Oval Room

1228 Sherbrooke Street West

Montréal, Québec H3G 1H6

Canada

A live webcast of the Annual General Meeting of Shareholders will be available via cgi.com/investors. Complete instructions for viewing the webcast will be available on CGI’s website. To vote by phone or by using the internet, please refer to the instructions provided in CGI’s 2017 Management Proxy Circular.

The online version of CGI’s 2017 Annual Report is available at cgi.com/investors.

Le rapport annuel 2017 de CGI est aussi publié en français et disponible sur cgi.com/investisseurs.

Founded in 1976, CGI is one of the largest IT and business consulting services firms in the world. Operating in hundreds of locations across the globe, CGI professionals help clients to achieve their goals, including becoming customer-centric digital organizations. We deliver an end-to-end portfolio of capabilities, from high-end IT and business consulting to systems integration, outsourcing services and intellectual property solutions that help accelerate clients’ results.
CGI works with clients around the world through a unique client proximity model complemented by a global delivery center of excellence network to help clients accelerate results, transform their organizations and drive competitive advantage.
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© 2017 CGI Group Inc.